82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030533

REGISTRANT'S NAME JCDecaux SA

*CURRENT ADDRESS 17, rue Soyer

92200 Neuilly-Sur-Seine

France

PROCESSED APR 15 2002 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5247 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 1/25/02

JCDecaux SA

(incorporated in France as a *société anonyme*)

60,606,060 Ordinary Shares

This is an initial public offering of shares of JCDecaux SA.

JCDecaux SA will offer 42,424,242 newly issued shares and certain of its shareholders will offer 18,181,818 existing shares. JCDecaux SA will not receive any proceeds from the sale of shares by the selling shareholders.

This global offering includes a French retail offering (*offre à prix ouvert*) of 2,500,423 shares, and an international offering to institutions of 58,105,637 shares. This offering circular relates only to the international offering outside of France. The French public offering is being made pursuant to a separate prospectus in the French language. Concurrently with the offering, JCDecaux SA is offering up to 1,136,363 additional newly issued shares reserved for its French employees.

Prior to the global offering there has been no public market for the shares. The shares have been approved for listing on the *Premier Marché* of Euronext Paris S.A.

See "Risk Factors" on page 17 of this offering circular for a discussion of certain factors to be considered in connection with an investment in the shares.

Offering Price: €16.50 per share

JCDecaux SA has granted the Underwriters (as listed later in this offering circular) warrants to purchase 9,090,909 additional shares. The warrants are exercisable for 30 days from the date of this offering circular, to cover over-allotments.

The shares have not been and will not be registered under the U.S. Securities Act of 1933. Outside the United States, the offering is being made in reliance on Regulation S under the U.S. Securities Act of 1933. In the United States, the offering is being made through U.S. selling agents only to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933.

The Underwriters expect to deliver the shares through the book-entry facilities of Euroclear France, Euroclear Bank S.A./N.V. and Clearstream Banking S.A. against payment, on or about June 26, 2001.

Global Coordinator, Lead Manager and Bookrunner

Goldman Sachs International

Co-Lead Managers

BNP Paribas **Deutsche Banc Alex. Brown**

Co-Managers

ABN AMRO Rothschild **CA IB Investmentbank** **Fortis Bank**

HSBC CCF **Santander Central Hispano Investment**

Offering Circular dated June 21, 2001

JCDecaux

showcasing the world


Chicago
GAP KHAKIS
London
New York JFK
Milan
San Francisco
Lisbon
Barcelona
Madrid
Paris



Amsterdam



Stockholm



Brussels


Coca-Cola erfrischt die Familien-Bande

Cologne



Singapore



Prague



Hong Kong


L'OREAL



Melbourne



Sydney

Every day we reach over 120 million people

The ordinary shares of JCDecaux SA have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States. The shares offered and sold in the United States are not transferable except in accordance with the restrictions described herein. See "*Underwriting*".

No person has been authorized to give any information or to make any representations other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of JCDecaux SA since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this offering circular and the offering and sale of the shares in certain jurisdictions may be restricted by law. JCDecaux SA and the Underwriters require persons into whose possession this offering circular comes to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the shares, see "Underwriting". This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

There are restrictions on the offer and sale of the shares offered hereby in the United Kingdom. All applicable provisions of the Financial Services Act 1986 of Great Britain and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the shares in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

TABLE OF CONTENTS

Forward-Looking Statements	5
Presentation of Financial and Other Information	5
Industry Market Data	6
Summary	7
The Offering	12
Summary Financial and Operating Data	14
Risk Factors	17
Use of Proceeds	22
Exchange Rate Information and the European Monetary System	23
Dividend Policy	24
Capitalisation	25
Selected Consolidated Financial and Operating Data	26
Management's Discussion and Analysis of Financial Condition and Results of Operations	30
The Outdoor Advertising Market	45
Our Business	49
Management	75
Our Principal and Selling Shareholders	80
Related Party Transactions	81
Description of Share Capital	82
Market Information	93
Taxation	95
Underwriting	100
Legal Matters	104
Independent Auditors	104
Index to Financial Statements	F-1

References in this offering circular to "francs" or "FF" are to French francs and references to "€" are to euros. We publish our consolidated financial statements in French francs. Financial information in this offering circular and in our financial statements has been translated from French francs into euros at the rate of €1.00 = FF 6.55957, the fixed conversion rate established under the terms of the European Monetary Union. See "Exchange Rate Information and the European Monetary System". In this offering circular, various figures and percentages set out herein have been rounded and, accordingly, may not total.

We have prepared the financial information included in this offering circular in accordance with the accounting principles established by the *Comité de la Réglementation Comptable*, the French national accounting standards board ("French GAAP"). French GAAP differs in certain respects from accounting principles generally accepted in other countries, including those in the United States ("U.S. GAAP"). See "Summary of Principal Differences Between French GAAP and U.S. GAAP".

This offering circular has not been and will not be submitted to the clearance procedures of the French *Commission des opérations de bourse* (the "COB") and accordingly may not be distributed to the public in France or used in connection with the offer or sale of shares to the public in France. For the purposes of the offering in France and the listing of the shares on Euronext Paris, a *prospectus définitif* in the French language has been prepared. The *prospectus définitif* has received a visa from the COB.

IN CONNECTION WITH THIS OFFERING, GOLDMAN SACHS INTERNATIONAL OR ITS AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILISE OR MAINTAIN THE MARKET PRICE OF THE SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON EURONEXT PARIS (AS DEFINED HEREIN), IN OVER-THE-COUNTER MARKETS OR OTHERWISE. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements that reflect our views with respect to future events and financial performance. The words "believes", "expects", "intends", "aims", "plans", "projects", "anticipates" and similar expressions commonly identify those forward-looking statements. Examples of forward-looking statements in this offering circular that are not historical in nature include those regarding:

- trends in the outdoor advertising market;
- trends in the growth of the economy in general;
- our business and growth strategies;
- our ability to develop and take advantage of new technologies;
- future acquisitions and our ability to integrate Avenir (as defined herein);
- our expansion into additional countries and areas of business;
- the marketing of our products and services to new market segments;
- the effects of regulations (particularly concerning competition, excessive signage, alcohol and tobacco advertising and the public bid process); and
- our anticipated future revenues, capital spending and financial resources.

We caution you not to place undue reliance on our forward-looking statements. They involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievement, or our industry's results, to be materially different from any future results, performance or achievements expressed or implied in this offering circular. Those factors include competition from other companies, our continuing need for capital, financing costs, changing operating expenses, technological change, potential changes in government policies or regulations, our success in the public bid process, our ability to acquire other companies, the continued employment of our current management and our ability to hire other qualified employees when needed, and other factors which are set forth in this offering circular. See "Risk Factors".

Our forward-looking statements speak only as of the date of this offering circular. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this offering circular to reflect any change in our expectations or any change in events, conditions or circumstances on which any forward-looking statement contained in this offering circular is based.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This offering circular contains (a) our audited historical consolidated financial statements as at and for the years ended December 31, 1998, 1999 and 2000, which have been audited by our independent and statutory auditors, Barbier, Frinault & Associés, Barbier, Frinault & Autres and Fiduciaire Révisunion, and (b) our unaudited pro forma consolidated financial statements as at and for the years ended December 31, 1998 and 1999, prepared as if our acquisition of Avenir (as defined below) had occurred on January 1, 1998, which have been reviewed by our independent and statutory auditors, Barbier, Frinault & Autres and Fiduciaire Révisunion.

We acquired Avenir, including the Avenir and Mills & Allen billboard companies, the Sky Sites and AP Systèmes airport advertising companies and other leading outdoor advertising companies, from Havas Media Communication in June 1999. The transaction was accounted for by the purchase method of accounting.

INDUSTRY MARKET DATA

Market data and certain industry forecasts used throughout this offering circular were obtained from internal surveys, reports and studies, where appropriate, as well as market researchers, publicly available information and industry publications, including Zenith Media, the United Kingdom Outdoor Advertising Association, the *Comité des Constructeurs Français d'Automobiles*, the International Road Traffic and Accident Database, Screen Digest, Th. Brinkhof (The Principal Agglomerations of the World), Airports Council International, Universal McCann Erikson and Billett Consultancy/ITV Network Costs. All references to information from any such sources in this offering circular refer to their survey(s). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified, and neither JCDecaux SA nor the Underwriters make any representation as to the accuracy of such information.

This is only a summary and does not contain all the information that may be important to you. You should read the following summary together with the more detailed information about our group and the shares being sold pursuant to this offering, and our historical and pro forma financial statements appearing elsewhere in this offering circular.

Overview

We are one of the world's leading outdoor advertising groups, with consolidated revenues in 2000 of approximately €1,417 million and consolidated EBITDA in 2000 of €385.5 million. As of March 31, 2001 we had over 515,000 advertising faces and a presence in 38 countries and more than 3,000 cities of more than 10,000 inhabitants. We occupy leading positions in each of our principal business activities, including the number one worldwide position in street furniture advertising, the number one European position in billboards (taking into account our recently agreed acquisition of a controlling interest in Gewista) and the number one worldwide position in airport advertising, in each case based on number of advertising faces.

We were founded in 1964 with the pioneering media concept of providing cities with "street furniture" that enhances the quality of urban life and reduces street clutter, in return for the opportunity to sell advertising space on the street furniture. Our street furniture business started with bus shelters, and expanded to include a wide variety of premium quality public amenities. Most recently, we have expanded our operations to include two additional major business activities: billboards and transport advertising. An important step in the diversification of our operations was our acquisition in June 1999 of the outdoor advertising businesses of Havas Media Communication, including the Avenir and Mills & Allen billboard companies, the Sky Sites and AP Systèmes airport advertising companies, and other leading outdoor advertising companies (we refer to the acquired businesses together as "Avenir"). In 1999, the Avenir businesses that we acquired represented revenues of € 582 million or approximately 48% of our consolidated 1999 pro forma revenues, and Avenir had approximately 163,000 advertising faces located in 15 countries as at December 31, 1999. With this full range of outdoor advertising products, we are able to offer attractive, comprehensive, one-stop advertising packages to our advertisers and the JCDecaux tradition of innovation, quality design and maintenance.

Our Market

Outdoor advertising is an increasingly large component of the worldwide advertising market, which also includes other media such as television, radio and the press. As the "in-home" advertising market has become fragmented by the proliferation of multi-channel cable and satellite television and the internet, we believe that outdoor advertising remains the only true form of "mass media" advertising. This should make outdoor advertising an increasingly appealing medium for a broad range of advertisers.

In 2000, outdoor advertising sales worldwide were approximately €20 billion, or 6% of total worldwide advertising sales of €356 billion, according to Zenith Media estimates (made on the basis of an average 2000 exchange rate of 1.085 euros per U.S. dollar). Outdoor advertising has experienced significant growth in Europe and the United States over the past several years. Our principal business lines represent the three largest components of the outdoor advertising market. By our estimates, billboards accounted for more than 48% of the global outdoor advertising sales in 2000, transport accounted for approximately 25% and street furniture accounted for about 16%.

We believe that street furniture is the fastest growing segment of the outdoor advertising market and that it currently constitutes approximately 25 to 30% of overall outdoor advertising sales in Europe. Street furniture is also becoming an increasingly popular form of outdoor advertising in the United States, particularly in major urban areas and in shopping malls, which we view as the "downtown" in much of the United States. In the Asia/Pacific region and Latin America, where street furniture remains a relatively new concept, concessions have been put out to tender in the last few years in major cities such as Sydney, Singapore and Montevideo.

We believe that there is considerable room for further growth in outdoor advertising. Among the factors that we believe will contribute to this growth are the following:

- Increasing fragmentation in broadcast advertising due to the expansion of multi-channel cable and satellite television.

- A substantial increase in road traffic, commuting distances and airport passenger volumes.

- Substantially lower costs per contact in the outdoor advertising market compared with other advertising.

- Increasingly sophisticated outdoor audience measurement techniques, which permit outdoor advertisers to target their audiences in much the same way that broadcast advertisers do.

- The high quality of outdoor displays as a result of improvements in technology, such as scrolling posters, intense colour presentation and back illumination.

While demand for outdoor advertising is growing, the supply of outdoor advertising space is constrained. This is because local authorities are typically reluctant to grant multiple street furniture concessions for fear of creating street clutter, and regulations limit the density and nature of billboards that may be erected. As a result, companies with existing outdoor advertising activities are well placed to benefit from the growth in demand.

Our Business

We provide a full spectrum of outdoor advertising services, with three principal business lines:

- *Street Furniture* (51% of 2000 revenues, 6% of which was attributable to sales, rental and maintenance of street furniture). As at March 31, 2001, we had more than 250,000 advertising faces located in 31 different countries and 1,071 cities and municipalities. Street furniture includes bus shelters, free standing panels, decorative columns, outdoor automatic public toilets, newspaper kiosks, and a wide variety of other urban amenities. We provide street furniture to cities and maintain it, in exchange for the right to place advertisements on certain street furniture. We often provide some of this advertising space free to the cities that grant us the concessions. Shopping malls also represent a growing market for our street furniture.

- *Billboard Advertising* (27% of 2000 revenues). As at March 31, 2001, we had more than 184,000 billboard display faces in 23 European countries, including faces belonging to Gewista. Our advertising spaces appear prominently near the principal commuter routes throughout our advertising network and provide our advertisers with premium access to a wide range of audiences. Our billboard activities also include the creation and display of neon signs for our advertisers.

- *Transport Advertising* (22% of 2000 revenues). As at March 31, 2001, we had over 81,000 advertising faces located in transportation facilities in 14 countries. Our transport advertising business includes 140 airport concessions located in the world's most important advertising markets, including key airports such as Heathrow and Gatwick in London, Charles de Gaulle and Orly in Paris and JFK and La Guardia in New York, as well as metros in Hong Kong, Singapore, Barcelona, Bilbao and Rome. We have also recently expanded our business through a joint-venture with the Frankfurt airport authorities.

We realised approximately 41% of our 2000 revenues in France, a proportion that has declined in recent years, and that we expect will continue to decline as we emphasise international expansion. We realised approximately 15% of our 2000 revenues in the United Kingdom, 28% in the rest of Europe, 8% in the Americas and 8% in Asia. We are also the largest shareholder in the leading outdoor advertising company in Switzerland.

We believe that the strengths of our group include the following:

- A leading market position built through:
    - 1,359 street furniture concessions around the world, including concessions in 33 of the 50 largest Western European cities by population.
    - Long-term street furniture contracts, with a duration of eight to 25 years and an average remaining term at the end of 2000 of ten and a half years (weighted by 2000 street furniture revenues, adjusted to account for our projected revenues from newly won street furniture contracts in Salvador de Bahia, Glasgow and Singapore and shopping mall contracts in the United States).
    - Street furniture contracts that cover up to 230 shopping malls in the United States and 200 shopping centres in Europe, a new use of street furniture advertising that we pioneered with the first mall contract in 1998.
    - A commitment to developing sophisticated audience measurement and geo-marketing tools that enable us to identify the audiences reached by our panel network and design advertising packages that best serve our advertising clients.
    - An outdoor advertising market share of approximately 25% in Western Europe, giving us a strong base to further develop our comprehensive, one-stop outdoor advertising offering.
    - Concessions in airports in the world's most important cities, including Paris, London, New York and Hong Kong.
- A seasoned management team. Our two principal executive officers, both members of our founding family, have a combined 32 years of experience in developing international outdoor advertising operations. Our operations outside France have grown from approximately 23% of our consolidated revenues in 1990 to 59% of our consolidated revenues in 2000. We also have experienced regional managers in each of our principal geographic markets and a demonstrated ability to apply our unique know-how to optimise the yield on our advertising portfolio.
- A complete range of high quality and innovative urban amenities and outdoor advertising products that allows us to address the varied needs of municipal governments and to ensure our advertisers high-impact advertising packages.
- A reputation for quality and reliability based on:
    - An emphasis on premium quality products that combine first class design and functionality, including street furniture designed by a number of internationally recognised architects.
    - A commitment to maintenance that keeps our products consistently in top condition, ensuring a quality presentation for our advertisers and providing us with a reputation for quality and reliability that is vital in obtaining and renewing our concessions.

- A commitment to research and development and a reputation for innovation, with a track record of consistently being on the leading edge of our market and of developing new outdoor media concepts approximately every five years throughout our history. Examples of these include:

  - State of the art bus shelters, some of which now include an "Infobus" system that automatically gives passengers the waiting time for the next bus and solar panels that generate a portion of the electricity consumed by the illuminated advertising panels.

  - Scrolling posters that allow us to increase advertising space without increasing the numbers of structures and to sell space on a "time-share" basis that permits advertisers to target the audiences that view their advertisements at different times of the day.

  - Sophisticated urban amenities, such as our sixth generation outdoor automatic public toilets that include features such as universal access, all of which are designed to solve some of the urban planning problems increasingly faced by cities.

  - High technology products such as voice recognition information directories for airports and shopping malls, as well as plasma screens and interactive kiosks that provide animated and on-line advertising close to points of sale.

Our Strategy

Our objective is to be the leading global one-stop shop for outdoor advertising, with the most attractive portfolio of advertising space to offer to our advertisers. To achieve this, we intend to continue to expand our already strong advertising network in the most attractive locations worldwide, and to implement an operating strategy designed to achieve the best yield from our network. We believe that our strategy will allow us to exploit the position of outdoor advertising as the only remaining mass advertising medium. We intend to achieve our strategy principally by:

- *Expanding our Network.* We are expanding our network of premium quality street furniture, billboard and transport advertising spaces in the most attractive locations. We seek to have the most attractive international advertising network to offer our advertisers by:

  - Targeting the largest and most important cities in the countries where we operate, and using our position in these cities to develop strong national networks.

  - Using our wide range of premium street furniture designs and reputation for scrupulous maintenance to appeal to the municipalities that grant concessions.

  - Seeking long-term street furniture contracts, enabling us to invest in high-quality products that provide a premium showcase for our advertisers.

  - Using proprietary market research tools such as Geo-Logic to determine the optimal location for our billboard panels.

  - Developing a comprehensive pan-European presence in each of our principal business activities, including a presence in street furniture, billboards and transport in each of our principal cities.

  - Participating in the ongoing consolidation of the European outdoor advertising market.

- *Exploiting acquisition opportunities.* We believe that our operating philosophy and the strength of our network provide significant advantages that allow us to take advantage of acquisition opportunities to enter new markets, expand in cities where contracts have already been awarded or complete our product offerings. We have already developed a track record for successfully integrating acquired companies in countries such as Sweden and the Netherlands, and have effectively applied our experience to substantially complete our integration of Avenir in France and to further coordinate our business activities in other countries. The main elements of our acquisition strategy include:

    - Taking advantage of our new status as a listed company to use our shares as acquisition currency where appropriate.

    - Pursuing partnerships with the existing management of target companies, which we believe makes us attractive to the many family businesses in the European outdoor advertising market.

    - Developing complete product offerings around our acquisition targets that allow us to enhance the profitability of the companies we acquire and develop our presence in the geographic markets of those companies.

    - Taking advantage of opportunities to reduce costs through shared research and development costs, merging sales forces where appropriate and extending our central purchasing operations to our acquired companies.

- *Exploiting the Potential of our Network.* We exploit the potential of our network by combining our long-standing experience in the outdoor advertising market with our multiple products, sophisticated marketing techniques and international network. In particular, we achieve this by:

    - Increasingly offering packages of street furniture, billboard and transport advertising that are fully coordinated as to campaign duration and location, which advertisers would have difficulty achieving in the absence of a single, integrated provider. This includes packages that offer advertising in multiple formats and countries.

    - Maintaining control over the location of our street furniture advertising spaces in the cities where we operate, so that we can use our experience and know-how to give advertisers the greatest visibility in the most prestigious locations.

    - Maintaining a uniformly high quality product offering throughout our network, as well as a pricing policy that reflects the premium quality products that we offer. The quality of our panels has been consistently affirmed by independent audience measurement agencies such as POSTAR in the United Kingdom.

    - Conducting sophisticated socio-demographic analyses of the audiences reached by our network, enabling us to offer our advertisers packages that target the specific audiences that they wish to reach.

    - Applying successful street furniture concepts such as state-of-the-art design and integration of service applications to enhance the quality of advertising in areas such as transport advertising and shopping malls.

    - Re-launching billboard advertising as a higher quality advertising medium through the incorporation of successful street furniture concepts such as scrolling posters and back illumination.

THE OFFERING

Shares offered	The global offering includes 60,606,060 of our ordinary shares (the "Shares"). We are offering 42,424,242 newly issued Shares and JCDecaux Holding S.A. ("JCDecaux Holding") and Jean-Pierre Decaux (together with JCDecaux Holding, the "Selling Shareholders") together are offering 18,181,818 existing Shares. The global offering includes a French retail offering of 2,500,423 Shares and an international offering to institutions of 58,105,637 Shares. This offering circular relates only to the international offering outside of France.
The French public offering	The French public offering is being made by means of an open price offering (*offre à prix ouvert*) in France.
The international offering	The international offering is being made to institutional investors outside the United States, in reliance on Regulation S under the Securities Act, and within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act.
The employee offering	Concurrently with the French public offering, we are offering up to 1,136,363 additional newly issued shares at a discount of 20% to the offering price in the global offering in a related offering reserved for our French employees.
Over-allotment option	We have granted the Underwriters warrants to purchase up to 9,090,909 additional shares at the offering price. The warrants are exercisable for 30 days from the date of this offering circular, solely to cover over-allotments.
Offering price	The offering price for the Shares is €16.50 per Share. The offering price for the French public offering and the international offering is the same.
Selling shareholders	As part of this offering, JCDecaux Holding and Jean-Pierre Decaux together are offering 18,181,818 existing Shares. See "Our Principal and Selling Shareholders".
Lock-up	We and JCDecaux Holding have agreed not to offer or sell any of our shares or securities convertible into or exchangeable for our shares for a period of 365 days following the listing of our shares. Jean-Pierre Decaux and certain other members of the Decaux family have agreed to a similar lock-up. See "Underwriting".

Delivery of Shares	Shares in bearer form will be credited on or about June 26, 2001 to participants' accounts with Euroclear France, Euroclear Bank S.A./N.V. or Clearstream Banking S.A., and Shares in registered form will be credited on that date to share accounts maintained by us or on our behalf.
Dividends	We currently intend to retain all available funds for use in the expansion and operation of our business, and do not anticipate paying dividends in the foreseeable future. Any future dividend will depend on our net income and our investment policy at the time. For further details, see "Dividend Policy".
Use of proceeds	We currently intend to use the proceeds from the issue of the new Shares to make strategic acquisitions, to finance new concessions, for general corporate purposes and to repay a portion of our debt. See "Use of Proceeds". We will not receive any proceeds from the sale of Shares in this offering by the Selling Shareholders.
Risk factors	Prior to making an investment decision, you should read this offering circular and consider carefully the matters discussed under "Risk Factors".
Listing	Our shares have been approved for listing on the *Premier Marché* of Euronext Paris. The listing codes for the Shares are as follows: Sicovam Code: 7791 ISIN: FR0000077919 Common Code: 011907598 Trading symbol: DEC

SUMMARY FINANCIAL AND OPERATING DATA

You should read the following summary consolidated financial and operating data together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited historical consolidated financial statements and our unaudited pro forma consolidated financial statements.

Our financial statements have been prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Principal Differences between French GAAP and U.S. GAAP".

Summary Historical Financial Data for JCDecaux

	Year ended / As at December 31				
	1996	1997	1998	1999[(1)]	2000
	(In millions of Euros, except per share data)				
Data from Consolidated Statement of Income					
Net revenues	461	506	556	932	1,417
EBITDA[(2)]	207	213	230	280	386
Operating income	133	136	142	182	238
Net income before goodwill amortisation	77	83	75	84	70
Net income	77	82	75	60	20
Net income per share[(3)]	0.45	0.48	0.44	0.35	0.12
Data from Consolidated Balance Sheet					
Cash and cash equivalents	255	195	122	66	78
Total assets	683	772	678	2,152	2,541
Financial debt	52	35	74	1,082	1,296
Total shareholders' equity	460	544	385	502	671
Data from Consolidated Statement of Cash Flows					
Cash generated by operations	187	149	117	203	139
Net disposals (acquisitions) of fixed assets	(61)	(61)	(110)	(154)	(264)
Net disposals (acquisitions) of investments	(31)	(123)	121	(1,015)	(205)
Net cash provided by (used in) financing	(38)	(23)	(204)	899	347

(1) 1999 income statement and cash flow data include the results of operations of Avenir for the period from July 1, 1999 through December 31, 1999. Avenir is fully consolidated for the purposes of the 1999 balance sheet data and the 2000 income statement and balance sheet data.

(2) EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) represents earnings before depreciation and amortisation, net financial expenses, goodwill amortisation, net exceptional charges and income taxes. EBITDA should not be considered as an alternative to operating income or cash flow from operations. EBITDA is not a generally accepted accounting measure under French or U.S. GAAP.

(3) Calculated by dividing consolidated net income by the number of shares outstanding at the end of each period, adjusted for the 1,000 to one share split approved by our shareholders at the general meeting on October 9, 2000.

Summary Pro Forma Consolidated Income Statement Data

The following summary income statement data was derived from our unaudited pro forma consolidated income statement for the year ended December 31, 1999, which appears elsewhere in this offering circular. The pro forma consolidated income statement was prepared as if our acquisition of Avenir had occurred on January 1, 1998. Our pro forma consolidated income statement has been reviewed by our independent and statutory auditors, Barbier, Frinault & Autres and Fiduciaire Révisunion, an English translation of whose report is included in this offering circular.

The pro forma consolidated income statement was prepared for illustrative purposes only, and does not reflect the actual results of operations of either our company or Avenir for any period. Had the acquisition actually occurred on January 1, 1998, the actual results of operations would have been different.

The data under the heading "Avenir Pro Forma Consolidated" reflects the results of operations for the 12 months ended December 31, 1999 of the companies that we acquired in June 1999, which were consolidated in our historical consolidated income statement beginning on July 1, 1999. We have prepared this data by extracting from our historical consolidated income statement the revenue and expense items relating to Avenir, and adding them to the combined income statement items of the companies making up the Avenir group for the six months ended June 30, 1999, after retreating such six month figures to conform to the accounting principles of our company. We do not have Avenir income statement data for 1999 prepared on the basis of Avenir's historical accounting principles, nor do we have Avenir financial information for prior periods prepared on the basis of the accounting principles used in preparing the data set forth below.

In addition to the integration of Avenir, the pro forma financial data reflect certain adjustments relating to the indebtedness we incurred in connection with the acquisition, as well as the partial retroactive application of a new accounting policy that we adopted beginning January 1, 2000. The new policy is to capitalise certain structural maintenance costs in respect of street furniture, which were previously treated as operating expenses. This policy has been applied to street furniture in France, but not in other countries, for purposes of the pro forma financial data set forth below.

	Year ended December 31, 1999			
	JCDecaux 12 months	Avenir Pro Forma Consolidated	Additional Adjustments	Pro Forma JCDecaux/ Avenir
	(In millions of Euros)			
Data from Consolidated Statement of Income				
Net revenues	627	582	0	1,208
EBITDA	240	64	10(1)	314
Operating income	151	43	3(2)	197
Net income	72	5	(28)(3)	48

(1) Reflects the reduction in operating expenses resulting from the capitalisation of structural maintenance costs in French street furniture concessions.

(2) Reflects the increase in EBITDA resulting from the capitalisation of structural maintenance costs in French street furniture concessions, reduced by the increase in depreciation charges resulting from such capitalisation.

(3) Reflects primarily the changes in operating income as well as a full year after tax interest charge of €10 million in respect of the interest incurred on the debt incurred to finance the Avenir acquisition, as if such debt had been incurred on January 1, 1998, as well as amortisation of goodwill relating to the Avenir acquisition for the first six months of 1999.

Breakdown of Net Revenues, EBITDA and Operating Income by Business Line

	Year ended December 31, 1999 (pro forma)	Year ended December 31, 2000
	(unaudited) *(In millions of Euros)*	
Net Revenues		
Street Furniture	626.7	725.8
Billboard	361.9	384.1
Transport	219.8	307.1
Head Office	n/a	0.1
EBITDA		
Street Furniture	249.9	293.8
Billboard	48.3	66.4
Transport	16.4	27.6
Head Office	n/a	(2.3)
Operating Income		
Street Furniture	154.9	180.0
Billboard	30.8	44.8
Transport	11.8	20.6
Head Office	n/a	(7.6)

Breakdown of Net Revenues and EBITDA by Country and Region

	NET REVENUES		EBITDA	
Country/Region	Year ended December 31, 1999 (pro forma)	Year ended December 31, 2000	Year ended December 31, 1999 (pro forma)	Year ended December 31, 2000
	(unaudited) *(In millions of Euros)*		*(unaudited)* *(In millions of Euros)*	
France	558.3	581.1	166.1	174.3
United Kingdom	166.8	213.4	31.5	43.3
Rest of Europe	346.6	401.2	126.5	170.3
Americas	63.5	105.9	(7.3)	(8.5)
Asia/Pacific	73.1	115.5	(2.2)	6.1

You should carefully consider the risks described below as well as the other information contained in this offering circular before making a decision to invest in our company. Any of the following risks could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of the Shares could decline and you could lose all or part of your investment.

This offering circular contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below and elsewhere in this offering circular.

Risks Related To Our Company And Our Strategy

We may need to increase our investments or payments to concession grantors in order to win new contracts and to renew our existing contracts.

Our expansion strategy calls for us to bid for a significant number of new outdoor advertising contracts in the next few years. In addition, our existing contracts will generally be open for bids when they expire. 12.7% of our street furniture contracts (weighted by 2000 street furniture revenues, adjusted to account for our projected revenues from newly won street furniture contracts in Salvador de Bahia, Glasgow and Singapore and shopping mall contracts in the United States) expire by 2004. Our transport advertising concessions generally have shorter terms than our street furniture contracts, and 56.0% (weighted by 2000 transport advertising revenues) expire by 2004. In bidding for new contracts or for the renewal of our existing contracts in all of these areas of activity, we might have to offer to make higher investments up front or to share a greater portion of our revenues with the concession grantors than has been the case in the past. If we are unable to pass on these increased costs to our advertisers, our earnings will be adversely affected.

Building street furniture in shopping malls is a new business, and we cannot be certain that it will succeed or be profitable.

We expect a significant part of our growth in the next few years to come from our contracts to build street furniture in shopping malls, principally in the United States. While we believe this represents a great opportunity for us, it is also subject to significant risks being a new business. We cannot be certain that advertisers will view shopping mall street furniture as favourably as street furniture placed on city streets or in transportation terminals, or that they will be willing to pay the rates that we hope to charge. In addition, our shopping mall contracts typically require us to pay a significant share of our revenues to the shopping mall owners. While our required initial investments and maintenance expenses are significantly lower in our shopping mall contracts than in our outdoor street furniture contracts, the concession fees due to shopping mall owners will be charged directly as operating expenses, while our required initial investments are capitalised and amortised. As a result, we expect to record lower EBITDA margins on our shopping mall contracts than on our outdoor street furniture contracts. For this reason, as our shopping mall business expands, our overall street furniture EBITDA margin may decline.

Our business depends on certain key concessions, the loss of which would have a disproportionate impact on us.

Our development strategy has been to target the key cities in each of the countries in which we offer an advertising network in order to provide our clients with important bases from which to launch their national or local campaigns. If we lose concessions in key cities in a given country, we would have difficulty attracting the same quality of advertisers that we currently enjoy and obtaining pricing levels commensurate with our premium quality product.

We might not be able effectively to integrate our acquired businesses or manage our expanding operations.

Our operations have grown significantly recently, mainly due to our acquisition of Avenir, and our plans are to grow our operations further through both internal growth and acquisitions. Growth requires our management to devote a great deal of time to organisational issues, and may require restructuring of our corporate organisation, such as in the case of our acquisition of Avenir. We are now in the process of integrating the operations, personnel and products of each of our businesses and each of our areas of activity. This integration involves inherent uncertainties, such as the effect on each business of integration into a new organisation and the availability of management resources to oversee the operations and manage the human resources of the combined business. If we are not able successfully to integrate all of these businesses and any other businesses that we acquire in the future, our ability to operate our business profitably might suffer.

National or European competition authorities may limit our ability to expand or restrict our business practices.

An important element of our growth strategy involves the acquisition of additional outdoor advertising companies and properties, many of which are likely to require the pre-approval of national and/or European competition authorities. The United Kingdom Monopolies and Mergers Commission has already acted to prevent us from completing an acquisition in the past. In addition, as a condition to approving our acquisition of Avenir, the French *Ministre de l'Economie* imposed restrictions on us that currently require us to reduce our number of short-term advertising billboard faces in France by 2,322 faces and to limit our discounts on combined street furniture and billboard advertising packages. Although the entrance into the outdoor advertising market of several large multinational competitors in the past few years has lessened our leading position in several areas of activity, it is still possible that the European Commission or national competition authorities might seek to bar us from acquiring additional outdoor advertising operations or to limit some of our business activities.

Our revenues and earnings are sensitive to fluctuations in currency exchange rates.

Due to the global nature of our business, our results of operations can be affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the British pound and the Hong Kong dollar, as our revenues in the United Kingdom and Hong Kong represented approximately 15% and 6%, respectively, of our consolidated 2000 revenues. We also expect that movements in exchange rates between the US dollar and the euro will have an increasingly significant impact on our results of operations as we expand our activity in the United States. To reduce a portion of our exposure to the risk of international currency fluctuations we enter into advertising contracts and incur debt in the currency of each of our national operators, and we hedge a portion of our exposure to currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk".

Our significant relationships with the Decaux family and other entities controlled by them may lead to potential conflicts of interest.

We have significant relationships with our founder, Jean-Claude Decaux, his family and entities controlled by them. Many of our principal executive officers are members of the Decaux family, including Jean-François Decaux and Jean-Charles Decaux, both members of our Executive Board and the Co-Chief Executive Officers of our company. The Decaux family members collectively own nearly all of JCDecaux Holding, which will own 69.3% of our shares after this offering (66.5%, if the Underwriters exercise their over-allotment option in full). We are required to make payments to the Decaux family for the use of certain real property. While we believe that our relationships with the Decaux family and entities controlled by them, including JCDecaux Holding, are on an arm's length basis, the existence of these relationships creates potential conflicts of interest. See "Related Party Transactions".

We rely on several key executive officers in the conduct of our business.

We depend to a large extent on the continued services of our key executive officers, including Jean-François Decaux and Jean-Charles Decaux, each our Co-Chief Executive Officer and a member of our Executive Board, and Jean-Claude Decaux, the Chairman of our Supervisory Board and our founder. The loss of the services of any of our key executive officers, for whatever reason, or their involvement in legal proceedings such as those discussed in "Our Business — Litigation", could have an adverse affect upon our business.

The public bid process is legally complex, and our public contracts can be challenged or give our competitors opportunities to generate adverse publicity about our company.

The procedures relating to the conclusion of contracts with local governments in France and elsewhere are based on complex statutory provisions, the application of which can sometimes be sensitive from a public relations standpoint. Our contracts in France are reviewed and validated by local State representatives (*préfet*) in accordance with French administrative law. Despite this process, third parties have the right to challenge the validity of our contracts based on alleged defects in the public bid process. In the history of our company, there have been several such actions initiated by both local and central public authorities and by competitors. See "Our Business — Litigation". In certain cases, these have been successful.

Our competitors have used the general sensitivity surrounding the public bid process to develop public relations campaigns against our company. They have alleged publicly that our success in winning public contracts is due in part to irregularities in connection with the bid process. Similar allegations have also appeared in press articles in several countries. Recently, Jean-Claude Decaux, the chairman of our Supervisory Board was convicted of conspiring to restrict access to a public tender process by privately negotiating a contract with a municipality. The case involved a question of interpretation of a statutory exception to the French law that generally requires public contracts to be awarded through open bids. This case is currently under appeal. In a separate case involving a question of campaign financing in Belgium, Mr. Decaux was convicted by a Belgian court in 1992. In accordance with Belgian penal procedures, Mr. Decaux's conviction was expunged from his record on October 3, 1996, after the passage of a certain period of time. See "Our Business—Litigation."

We believe that our business is conducted in compliance with all applicable laws in the jurisdictions in which we have business activities. We also have internal policies relating to the public bid process that are applied throughout our operations, including at Avenir since the consummation of the acquisition. See "Our Business—Litigation." In addition, our competitors have faced and continue to face similar issues. It is possible that our competitors will continue to make allegations about our company in an attempt to gain a competitive advantage, or that the press will continue to publish articles suggesting that we have been involved with irregularities. Such allegations and articles, whether founded or not, could have an adverse affect on our business if they become widely believed by concession authorities or highly publicised. Although we maintain that our company and its executives have complied with public tender requirements, application of the public tender procedures and related rules is complex and often involves difficult factual and legal judgements. There can be no assurance that we or our executives will not face future legal proceedings questioning compliance with applicable law and regulation or that if such proceedings are brought, we or our executives will prevail. Penalties for failure to comply with the public tender requirements include cancellation of the underlying contract and suspension from participating in public tender offers (which in France can be for a period of up to three years).

Our privately negotiated street furniture rental agreements may be called into question.

In the course of our activities in France, we occasionally furnish street furniture to cities in return for a fixed annual fee. This approach is most often used to rent outdoor automatic toilets, electronic information boards and other street furniture, such as "Absolute Hour" clocks, to regional authorities. We generally negotiated the rental of these products based upon our belief that the unique technological nature of these products makes them exempt from French regulations generally requiring a public bidding process in the context of public contracts. If a court were to conclude that any of these products do not qualify for such an exemption, as was the case in *Aquitaine* by a court of the first instance, the validity of our privately negotiated contracts relating to such products could be called into question. See "Our Business—Litigation".

Risks Related To The Market In Which We Operate

Our revenues and operating profits depend on spending levels in the overall advertising market, which can fluctuate significantly based on economic conditions.

Advertising spending is highly dependent on the general condition of the economy. Frequently in periods of lower economic activity, companies cut their advertising budgets more severely than they reduce spending in other areas. If there were to be a downturn in economic conditions in one or more of the regions in which we conduct our business activities, it is likely that our revenues would be reduced, possibly by a significant amount. Because a substantial portion of our costs are fixed and give rise to depreciation charges that do not vary with our revenues, a reduction in our revenues due to a deterioration in economic conditions would be likely to have a significant impact on our operating profit and our net income.

We face increasing competition in the outdoor advertising industry due to a trend towards consolidation and the nature of the public bid process.

We face significant competition in the outdoor advertising industry, which may prevent us from maintaining or increasing our current advertising revenues. In recent years, two American companies, Clear Channel and Infinity/Viacom, have established global outdoor advertising businesses, and they now compete directly with us in substantially all of our areas of business activity. We also compete for advertising revenues with local outdoor advertising companies, as well as with other media such as newspapers, magazines, television and radio.

In addition, recent changes in European bid rules with respect to public contracts mandate that public contracts with respect to street furniture and transport advertising generally cannot be renewed without open bids. In order to ensure fair competition, bid rules often require us to reinvest in new urban amenities even when an existing contract is renewed. As a result of the mandatory public bid process and increasing competition, we will need to make significant new investments to maintain our position.

Some of our contracts can be terminated without cause for public interest reasons, and our compensation may not cover our losses.

Some of our contracts can be terminated without cause for public interest reasons, and our compensation may not cover our losses. For example, in France and in Spain, local authorities may terminate our contracts at any time for public interest reasons. Although we would be entitled to compensation for the early termination of a contract, the amount of compensation might not be sufficient to cover our investments or our lost profits. Further, loss of such a contract might limit the territorial scope of our network. While we have rarely had a contract terminated for public interest reasons, we cannot be certain that this will continue to be the case in the future, particularly in instances in which elections bring a new party to power.

Government regulation may limit our operations.

The outdoor advertising industry is subject to significant governmental regulation at both the national and local level, particularly in Europe and the United States. This regulation includes limits on the density, size and location of billboards and other types of signage in urban and other areas, and regulation of the content of outdoor advertising, including bans in certain countries on tobacco and alcohol products. In France in particular, local authorities have broad powers to restrict or prohibit advertising displays on both public and private property. Historically, we have been able to adapt our operations to these constraints as they have evolved. However, we are unable to predict what additional regulations may be imposed on outdoor advertising in the future. Changes in laws and regulations affecting outdoor advertising at any level of government could have a material adverse effect on us.

Risks Related To This Offering

Our executive officers, board members and current principal shareholders will own 72.2% of our shares after the offering.

Upon completion of the offering, our executive officers, board members and current principal shareholders will together own an aggregate of 72.2% of our outstanding shares (69.4%, if the Underwriters exercise their over-allotment option in full). As a result, these existing shareholders will continue to have the power to control or otherwise influence significantly the outcome of matters submitted for the vote of shareholders, including the election of members of the Supervisory Board, the declaration of dividends, the approval of significant change in control transactions and the waiver of pre-emptive rights. Their combined equity interest in our company may make some transactions more difficult and may delay, defer or prevent a change in control of our company.

There has been no prior public market for our shares, and an active trading market for our shares may not develop.

Prior to this offering, there has been no public market for our shares. Although our shares have been accepted for listing on the *Premier Marché* of Euronext Paris, we can give no assurance that an active trading market for our shares will develop or, if developed, be sustained following the offering. The offering price, which may bear no relationship to the price at which the shares will trade upon completion of the offering, was determined by negotiations between us and the representatives of the Underwriters, based upon factors that may not be indicative of future market performance. If an active trading market does not develop for our shares, the liquidity and trading price of the shares could be adversely affected.

USE OF PROCEEDS

We estimate that our net proceeds from the Shares that we are offering will be approximately €680 million (after deduction of selling, underwriting and management commissions and expenses payable by us). For purposes of making this estimate, we have assumed that the Underwriters will not exercise their over-allotment option. We will not receive any proceeds from the sale of Shares in this offering by the Selling Shareholders.

We currently intend to use the proceeds from the issue of the Shares:

- to make strategic acquisitions to expand our outdoor advertising network and to complete the range of services that we offer;
- to finance the construction of advertising panels in the context of new street furniture, shopping mall and transport concessions that we have recently won and that we hope to win in the coming years;
- for general corporate purposes; and
- to repay a portion of our debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources".

The European Monetary System

The rate of exchange for the French franc against the euro was fixed on December 31, 1998 at €1.00 = FF 6.55957. Against currencies other than its constituent currencies, the euro (and therefore the French franc) has free-floating exchange rates.

Although the introduction of the euro has effectively eliminated exchange rate risks between the French franc and the currencies of the member states of the European Monetary Union, there can be no assurance as to the relative strength of the euro against other currencies. We discuss the extent to which our financial results are subject to currency fluctuations in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc from 1996 through 1998, expressed in French francs per U.S. dollar, and for the euro for 1999 through June 20, 2001, expressed in euros per U.S. dollar. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). We provide the exchange rates below solely for your convenience. We do not represent that French francs or euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro.

	Period-end Rate	Average Rate(1)	High	Low
	(French francs per U.S. dollar)			
1996	5.19	5.12	5.29	4.90
1997	6.02	5.85	6.35	5.19
1998	5.59	5.90	6.21	5.39
1999	6.51	6.16	6.56	5.49
2000	6.99	7.12	7.93	6.35
2001 (through June 20, 2001)	7.71	7.29	7.79	6.88

(1) The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period. Noon Buying Rates for French francs for periods subsequent to January 15, 1999 have been calculated by applying the fixed exchange rate of €1.00 = FF 6.55957 to the Noon Buying Rate for euros.

	Period-end Rate	Average Rate(1)	High	Low
	(Euros per U.S. dollar)			
1999	1.00	0.94	1.00	0.84
2000	1.07	1.09	1.21	0.97
2001 (through June 20, 2001)	1.18	1.11	1.19	1.05

(1) The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period. On June 20, 2001, the Noon Buying Rate was $1 = €1.18 ($0.85 per euro).

DIVIDEND POLICY

As we currently are pursuing a dynamic growth strategy through the reinvestment of all available funds in the expansion and operation of our business, we do not anticipate paying dividends in the foreseeable future. Any future dividend will depend on our net income and our investment policy at the time.

We may declare dividends upon the recommendation of our Executive Board and the approval of our shareholders at their annual general meeting. Under the French Commercial Code and our statuts, our right to pay dividends is limited in specific circumstances. For a description of these restrictions, see the section entitled "Description of Share Capital".

Under the terms of our syndicated credit facility agreement with Goldman Sachs and several other banks, dated September 6, 2000 and described further in "Management Discussion and Analysis — Liquidity and Capital Resources", we are prohibited from distributing a dividend amounting to more than 30% of our consolidated net income during any fiscal period.

We discuss certain aspects of French and U.S. taxation of dividends in the section of this offering circular entitled "Taxation".

The table below shows our actual cash, short-term debt and capitalisation at December 31, 2000 and as adjusted to reflect the issuance of the new Shares for gross proceeds of €700 million, from which we have deducted selling, underwriting and management commissions, but not expenses payable by us.

In preparing this table, we have assumed that the Underwriters will not exercise their over-allotment option. This table does not take into account the employee offering, which, if fully subscribed, would contribute €15 million to cash and cash equivalents and to shareholders' equity. This information is shown in accordance with French GAAP. You should read this table in conjunction with our financial statements.

	As at December 31, 2000	
	Actual	**As adjusted**
	(In millions of Euros)	
Cash and cash equivalents	69.7	751.8
Short-term financial debt	135.4	135.4
Long-term financial debt	1,152.5	1,152.5
Minority interests	47.5	47.5
Shareholders' equity:		
Share capital	2.7	3.3
Share premium	244.2	932.1
Retained earnings	356.6	356.6
Undistributed current net income	20.4	20.4
Total shareholders' equity	623.9	1,312.4
Total capitalisation	1,824	2,512.4
Number of shares issued and outstanding(1)	176,187,464	218,611,706

(1) The actual number of shares issued and outstanding has increased to 178,882,164 between December 31, 2000 and the date hereof as a result of capital increases.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial and operating data together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited historical consolidated financial statements and our unaudited pro forma consolidated financial statements.

Our financial statements have been prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Principal Differences between French GAAP and U.S. GAAP".

Selected Historical Financial Data for JCDecaux

	Year ended / As at December 31				
	1996	**1997**	**1998**	**1999[(1)]**	**2000**
	(In millions of Euros, except per share data)				
Data from Consolidated Statement of Income					
Net revenues	461	506	556	932	1,417
Purchase of materials, external expenses and other net operating expenses	(119)	(147)	(173)	(427)	(712)
Taxes and duties	(12)	(11)	(11)	(21)	(35)
Personnel expenses	(123)	(134)	(141)	(205)	(284)
Depreciation and amortisation	(74)	(78)	(88)	(98)	(148)
Total operating expenses	(329)	(371)	(414)	(750)	(1,179)
Gross operating income	133	136	142	183	238
Net financial income (expenses)	5	20	6	(14)	(61)
Net operating income	138	155	148	169	177
Net exceptional income	8	1	4	(2)	2
Income tax	(58)	(63)	(64)	(73)	(95)
Income from equity affiliates	0	0	0	2	5
Net income before goodwill amortisation and minority interests	87	93	88	95	89
Goodwill amortisation	0	(1)	(1)	(25)	(50)
Minority interests	11	10	12	13	19
Net income	77	82	75	60	20
Net income per share[(2)]	0.45	0.48	0.44	0.35	0.12
Data from Consolidated Balance Sheet					
Cash and cash equivalents	255	195	122	66	78
Inventory	45	51	67	69	95
Accounts receivable	109	114	134	322	390
Deferred tax assets	9	12	12	25	24
Other current assets	24	43	77	190	180
Total current assets	442	415	411	672	767
Intangible assets	0	0	4	15	28
Property, plant and equipment	134	134	157	461	613
Goodwill	0	18	36	944	1,039
Other fixed assets	107	205	70	60	94
Total fixed assets	241	357	266	1,481	1,774
Total assets	683	772	678	2,152	2,541
Bank borrowings	27	22	52	1,049	1,279
Other financial debt	23	12	19	24	9
Accounts payable	38	50	62	166	201
Other liabilities	107	111	119	336	269
Deferred tax liabilities	3	4	4	9	30
Bank overdrafts	2	1	2	9	8
Total liabilities	200	201	261	1,593	1,796
Provisions for risks and charges	23	28	33	58	73
Minority interests	28	36	34	53	48
Shareholders' equity	432	508	351	449	624
Total liabilities and shareholders' equity	683	772	678	2,153	2,541
Data from Consolidated Statement of Cash Flows					
Cash generated by operations	187	149	117	204	139
Net disposals (acquisitions) of fixed assets	(61)	(61)	(110)	(154)	(264)
Net disposals (acquisitions) of investments	(31)	(123)	121	(1,015)	(205)
Net cash provided by (used in) financing	(38)	(23)	(204)	899	347

(1) 1999 income statement and cash flow data include the results of operations of Avenir for the period from July 1, 1999 through December 31, 1999. Avenir is fully consolidated for the purposes of the 1999 balance sheet data and the 2000 income statement and balance sheet.

(2) Calculated by dividing consolidated net income by the number of shares outstanding at the end of each period, adjusted for the 1,000 to one share split approved by our shareholders at the general meeting on October 9, 2000.

Selected Pro Forma Consolidated Income Statement Data

The following selected pro forma income statement data was derived from our unaudited pro forma consolidated income statement for the year ended December 31, 1999, which appears elsewhere in this offering circular. The pro forma consolidated income statement was prepared as if our acquisition of Avenir had occurred on January 1, 1998. Our pro forma consolidated income statement has been reviewed by our independent and statutory auditors, Barbier, Frinault & Autres and Fiduciaire Révisunion, an English translation of whose report is included in this offering circular.

The pro forma income statement was prepared for illustrative purposes only, and does not reflect the actual results of operations of either our company or Avenir for any period. Had the acquisition actually occurred on January 1, 1998, the actual results of operations would have been different.

The data under the heading "Avenir Pro Forma Consolidated" reflects the results of operations for the 12 months ended December 31, 1999 of the companies that we acquired in June 1999, which were consolidated in our historical consolidated income statement beginning on July 1, 1999. We have prepared this data by extracting from our historical consolidated income statement the revenue and expense items relating to Avenir, and adding them to the combined income statement items of the companies making up the Avenir group for the six months ended June 30, 1999, after retreating such six month figures to conform to the accounting principles of our company. We do not have Avenir income statement data for 1999 prepared on the basis of Avenir's historical accounting principles, nor do we have Avenir financial information for prior periods prepared on the basis of the accounting principles used in preparing the data set forth below.

In addition to the integration of Avenir, the pro forma financial data reflect certain adjustments relating to the indebtedness we incurred in connection with the acquisition, as well as the partial retroactive application of a new accounting policy that we adopted beginning January 1, 2000. The new policy is to capitalise certain structural maintenance costs in respect of street furniture, which were previously treated as operating expenses. This policy has been applied to street furniture in France, but not in other countries, for purposes of the pro forma financial data set forth below.

	Year ended December 31, 1999			
	JCDecaux SA 12 months	Avenir Pro Forma Consolidated	Additional Adjustments	Pro Forma JCDecaux/ Avenir
		(In millions of Euros)		
Total revenues	627	582	0	1,208
Purchase of materials, external expenses and other net operating expenses	(218)	(406)	10(1)	(613)
Personnel expenses	(161)	(88)	0	(250)
Taxes and duties	(12)	(18)	0	(31)
Depreciation and amortisation	(89)	(22)	(7)(2)	(117)
Intercompany eliminations	4	(4)	0	0
Total operating expenses	(475)	(539)	3	(1,011)
Gross operating income	151	43	3	197
Net financial expenses	(11)	(3)	(17)(3)	(32)
Net operating income	140	39	(14)	166
Net exceptional income	0	(3)	0	(3)
Income tax	(66)	(12)	5(4)	(72)
Income from equity affiliates	2	0	0	2
Net income before goodwill amortisation and minority interests	76	25	(9)	93
Goodwill amortisation	(5)	(20)	(20)(5)	(45)
Minority interests	13	0	0	13
Net income	59	5	(28)	36

(1) Reflects the reduction in operating expenses resulting from the capitalisation of structural maintenance costs in French street furniture concessions.

(2) Reflects the increase in depreciation charges resulting from the capitalisation of structural maintenance costs in French street furniture concessions.

(3) Reflects a full year interest charge of €17 million in respect of the interest incurred on the debt incurred to finance the Avenir acquisition, as if such debt had been incurred on January 1, 1998.

(4) Reflects primarily the income tax benefit from the increased interest charge relating to the Avenir acquisition debt.

(5) Represents the amortisation of goodwill relating to the Avenir acquisition for the six months of 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements, our unaudited pro forma consolidated income statements and the related notes and other financial information included elsewhere in this offering circular. All of our unaudited financial information summarised here has been reviewed in accordance with French professional standards by our independent and statutory auditors. Our financial statements have been prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Principal Differences Between French GAAP and U.S. GAAP". This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Overview

Unless otherwise indicated, the 1998 and 1999 financial information given in this overview are stated on a pro forma basis (as if our acquisition of Avenir had occurred on January 1, 1998).

Our results of operations are derived principally from selling advertising space on outdoor displays in our three main business lines: street furniture, billboard and transport advertising. Street furniture has been the traditional business line of our company since its founding in 1964. We expanded into billboards and transport advertising when we acquired the business activities of Avenir in June 1999, which we have consolidated into our results of operations since July 1, 1999.

Since 1998, we have recorded significant growth in our street furniture business line, with our revenues growing by 12.7% between 1998 and 1999 and by 15.8% between 1999 and 2000. Our street furniture EBITDA amounted to 40.5% of our street furniture revenues in 2000 compared to 39.9% in 1999 and 42.5% in 1998. Part of the reason for our high street furniture EBITDA margins relative to our other business lines is that a large proportion of our street furniture costs consist of depreciation charges for capital investments. Even after accounting for depreciation charges, however, street furniture operating income amounted to 24.8% of our street furniture revenues in 2000, which was approximately the same as for 1999 and 2% less than for 1998.

Since 1999, billboard advertising revenues have been improving, recording a 5.8% increase in 1999 and a 6.1% increase in 2000. Billboard EBITDA amounted to 12.5% and 13.3% of billboard revenues in 1998 and 1999, respectively, and 17.3% in 2000. Billboard operating income amounted to 7.5% and 8.5% of billboard revenues in 1998 and 1999, respectively, and rose significantly in 2000 to 11.7% of billboard revenues.

The transport advertising business has seen significant growth, with revenues growing by 23.7% between 1998 and 1999 and by 39.7% between 1999 and 2000. Transport EBITDA amounted to 8.0% and 7.5% of transport revenues in 1998 and 1999, respectively, and 9.0% in 2000. Transport operating income amounted to 6.0% and 5.3% of transport revenues in 1998 and 1999, respectively, and 6.7% in 2000.

Impact of Avenir Acquisition

Our acquisition of Avenir in June 1999 enabled us to expand our operations into two new business lines of outdoor advertising, billboard and transport advertising, and effectively doubled our revenues. In 1999, our revenues were €626.6 million excluding Avenir, and our pro forma revenues were €1,208.3 million. Because of the differences in the margins of our three business lines, the impact on EBITDA and operating income was less pronounced. Excluding Avenir, our EBITDA in 1999 was approximately €250 million (39.8% of revenues), and our operating income was approximately €155 million (24.7% of revenues), compared to our pro forma EBITDA of €314.6 million (26.0% of revenues), and our pro forma operating income of €197 million (16.3% of revenues).

To improve the profitability of our billboard activities since the acquisition, we have implemented a series of yield management programs aimed at improving the quality of our billboard network and at optimising our rate schedules. The improvement of the quality of our billboard network includes technological improvements such as the installation of back illumination and scrolling panels, as well as the implementation of innovative marketing concepts, such as time sharing, which enable us to improve the quality of our network and to offer our clients more focused advertising campaigns. We believe that these initiatives, combined with synergies with our street furniture business line, have the potential to accelerate our growth and improve our margins in the billboard segment.

The Avenir acquisition also further diversified the geographic sources of our revenue. In 1998, we generated approximately 54% of our historical consolidated revenues in France. This has since decreased, amounting to approximately 46% of our 1999 pro forma consolidated revenues and 41% in 2000. The acquisition particularly increased the share of our consolidated revenues earned in the United Kingdom, North and South America, and the Asia/Pacific region. The following table breaks down our historical 1998 revenues, pro forma 1999 revenues and historical 2000 revenues, in each case by geographic region.

	Year ended December 31,					
	1998 (historical)		1999 (pro forma)		2000 (historical)	
	Revenues	% of total	Revenues	% of total	Revenues	% of total
	(In millions of euros except percentages)					
France	301.2	54.2%	558.2	46.2%	581.1	41.0%
United Kingdom	35.9	6.5%	166.8	13.8%	213.4	15.0%
Rest of Europe	216.0	38.8%	346.6	28.7%	401.2	28.3%
Asia/Pacific	0.0	0.0%	73.1	6.0%	115.5	8.2%
North America	2.9	0.5%	63.6	5.3%	105.9	7.5%
Total	556.0	100.0%	1,208.3	100.0%	1,417.1	100.0%

We financed our acquisition of Avenir principally with bank debt, which increased our financial charges. This acquisition debt has recently been refinanced, as described in "Liquidity and Capital Resources" below.

Our acquisition of Avenir significantly increased the level of goodwill on our balance sheet. This goodwill will be amortised over 20 years, resulting in goodwill amortisation charges in our income statement of approximately €39.2 million per year from the acquisition.

Key Factors Affecting Revenues and Operating Income

Revenues

We earn our revenues principally from the advertising we place on our street furniture panels, billboards and transport panels for our advertisers. The amount of advertising revenues generated by our advertising networks generally depends on three principal factors:

- *Number of faces.* We charge advertisers for each face on which we display their advertising. Many of our advertising panels have more than one face. For example, advertising panels equipped with scrolling panels contain two or three faces, each of which generates separate advertising revenues. We earn more revenues when the number of faces in our advertising network increases. Our number of faces depends on our ability to obtain authorisation to erect new advertising panels in our existing sites, our ability to renew existing concessions and leases, our ability to win new contracts and to install new street furniture and the proportion of our advertising panels that contain multiple faces.

- *Prices*. We aim to charge prices that reflect the superior quality of our panels, which are located in city centres in the best locations, and by offering our advertisers network packages that enable them to maximise the impact of their advertising campaigns. The prices charged depend largely on the quality of our panels, their locations, the network and the general state of the advertising sector and the economy.

- *Occupancy Rate*. Our occupancy rate is the portion of our advertising panels on which paying advertising is displayed during a given period.

We report our revenues from advertising on a net basis, after deducting discounts. In our billboard business line, we report our revenues from advertising net of commissions that we pay in certain countries (not including France) to advertising agents that serve as intermediaries between us and our advertisers. These commissions averaged approximately 5% of our gross billboard advertising revenues in 2000. In our concessions where we pay variable fees or share a portion of our revenues with concession grantors, we record as revenues all of the amounts that we receive from advertisers, and we record the fees and revenue sharing payments as operating expenses.

Principally in France and the United Kingdom, we generate revenues from the sale, rental and maintenance of street furniture. Revenues from these activities are included in our street furniture revenues.

EBITDA

We measure the performance of our business lines on the basis of EBITDA (earnings before interest, taxes, depreciation and amortisation). Our EBITDA is affected by our revenues and by the net operating expenses that we incur after depreciation and amortisation charges. These are reported in accordance with the traditional presentation format under French GAAP, which includes a classification by type of expenditure, rather than dividing expenses into cost of sales, general and administrative expenses and research and development expenses as is often the case under U.S. GAAP. Our principal operating expense categories are the following:

- *Purchase of materials, external expenses and other* include three principal categories of costs. The first is the cost of consumable goods used in the operation and maintenance of our advertising networks, which consist mostly of replacement parts, cleaning materials, water, electricity, paint and fuel for our vehicles. The second is the rents and concession fees (including revenue sharing amounts) that we pay to landlords and concession grantors. The third is the costs that we incur in hiring subcontractors to perform some of our maintenance activities.

- *Personnel expenses* include salaries, benefits and social charges that we pay to (or on behalf of) our personnel, including our installation and maintenance personnel, our research and development teams, our sales force and our administrative staff. It also includes employee profit sharing payments that we make in France in accordance with French law.

- *Taxes and duties* include taxes and similar charges other than income taxes. The principal categories of charges that fall within this line item are local real property taxes and professional taxes.

Until the end of 1999, all of our maintenance costs were included as operating expenses in our historical accounts. Structural maintenance costs, such as the replacement of broken bus shelter benches or display panels, have been recorded as capital expenses in our 1999 pro forma accounts for the French companies in our group, and for all of the companies in our group in our

2000 historical accounts. This change in accounting policy has the effect of decreasing our operating expenses, increasing our EBITDA, and increasing our depreciation charges. Our costs incurred in daily maintenance activities, such as cleaning or replacing broken glass panes, continue to be accounted for as operating expenses.

A large portion of our operating expenses are fixed, and do not vary directly with the level of our revenues. When we expand our network the level of our fixed operating costs, such as fixed fees paid to concession grantors, rent and maintenance costs, increase as a result, but the increase does not bear a direct relationship with the level of our advertising revenues. Our principal costs that vary as a function of our advertising revenues are variable rent and fees and certain contracts where a portion of the revenues generated is paid to the concession grantor. The existence of variable operating expenses is less common in our billboard business line than in our street furniture and transport advertising business lines.

In view of the mainly fixed nature of our operating costs, the level of our revenues is the principal factor that determines our EBITDA margins. As a result, by optimising our rate schedule and introducing certain innovative marketing techniques (together, "yield management") such as those described above for our billboard segment, we believe that we can significantly influence our EBITDA margin. On the other hand, a decline in prices or occupancy would have the effect of reducing our EBITDA margin. Although less important than our revenue enhancement initiatives, we have also recently implemented cost reduction programs aimed at increasing the productivity of our street furniture installation and maintenance personnel and improving our central purchasing.

Operating Income

Our operating income reflects our EBITDA, less depreciation and amortisation. Depreciation charges are most significant in our street furniture business line, which typically requires the highest level of capital investment among all of our business lines, primarily because a majority of our street furniture concessions require us to build new or additional amenities for cities rather than paying ongoing fees. This is offset by the fact that our street furniture contracts generally have a longer term (between 8 and 25 years) than our billboard or transport contracts.

In 1998, when our only business line was street furniture, depreciation and amortisation charges represented approximately 16% of our historical revenues. In contrast, depreciation and amortisation charges did not account for more than 10.4% of our historical revenues in 2000 or more than 9.7% of our pro forma revenues in 1999. The decrease would have been somewhat greater if our pro forma 1999 and our 2000 historical figures had not reflected the change in our accounting policy under which structural maintenance costs are treated as capital expenditures. This change in our accounting policy increased our depreciation charges, although it was offset partially by the extension of the depreciation periods on some of our assets, which we describe below.

We invest significant amounts in building and installing the street furniture, billboards or other displays that bear our advertising panels at the beginning of a concession or lease. As a result, our depreciation charges tend to increase when we enter into more new concessions and leases and then tend to decrease as a relative matter over the term of such contracts.

As part of an overall harmonisation of our accounting policies at the end of 1999, we harmonised the periods over which we depreciated certain of our capital investments. The change in policy is reflected in our historical accounts since 1999 and pro forma accounts since 1998. Previously, we depreciated our street furniture investments over periods that ranged from 4 to 7 years. Our current policy is to depreciate most of our street furniture over periods ranging from 7 to 10 years depending on their economic life, and our other advertising structures over periods ranging from 2 to 5 years in France, and over somewhat longer periods in other countries.

The impact of this change in our accounting methods was to decrease the overall level of our depreciation charges, reflecting the combined effect of two factors. First, the change reduced our depreciation charges on capital assets that were not fully amortised at the beginning of the relevant period, as the amortisation of the remaining unamortised value of these assets was spread over a longer time period. Second, the change increased our depreciation charges, as depreciation charges were recorded in respect of some assets that, under the old policy, were fully amortised at the beginning of the relevant period. In 1999, the net impact of these factors on our historical income statement was to reduce our depreciation charges by €9.8 million. See "Results of Operations—Historical JCDecaux SA Results of Operations—Years ended December 31, 1998, 1999 and 2000—Operating Income".

Recent Developments

First Quarter 2001

Our revenues for the three months ended March 31, 2001 were €334.9 million, representing an increase of 6.9% compared to our revenues of €313.4 million for the same period in 2000. All of our growth was realised internally.

We achieved this growth despite the fact that the market has been growing more slowly since the second half of 2000. These unfavourable overall economic conditions, which have affected advertising rates more than occupancy rates, have had the greatest impact in the billboard segment.

Our ability to grow in this environment was due largely to the resilience of our street furniture business, in which we achieved growth of approximately 10.3% in our advertising revenues between the first quarter of 2000 and 2001. We believe that the strength of our street furniture business allowed us to grow more than other companies in the sector in the first quarter of 2001, based on information published by those companies.

Billboard revenues declined by 5% from the first quarter of 2000 to the first quarter of 2001, reflecting the impact of the overall market slowdown and price competition. The decline was most pronounced in France, while we recorded significant growth in the United Kingdom due principally to good market conditions.

Our revenues in our transport segment increased by 17% in the first quarter of 2001. We realised strong growth in the United Kingdom and France due to the recent renewal of our contracts with Heathrow airport and the airports serving Paris.

Geographically, we recorded our strongest revenue growth in the United Kingdom, in European countries, particularly in Germany, and in the United States, where our shopping mall advertising activities have begun. French revenues grew at a slower rate, as the largest share of our billboard activities are concentrated in France.

Our EBITDA margins were slightly lower in the first quarter of 2001 than in the first quarter of 2000, reflecting primarily the reduction of revenues in the billboard segment. Street furniture margins remained consistent with their recent levels, although they were slightly reduced compared to the first quarter of 2000, while transport margins increased from quarter to quarter.

Recent Acquisitions

Since the beginning of 2001, we have completed or entered into agreements to complete several acquisitions and partnerships, principally in the European billboard sector. As a result of these acquisitions, we believe that we are now the European leader in the billboard segment, based on number of panels. The most important partnership was with the Austrian company Gewista, which is discussed below. The other acquisitions were Maximedia Oy, the market leader in billboards in Finland, and Red, which occupies a similar position in Portugal. We also entered into a partnership agreement with Mitsubishi in Japan to establish a street furniture advertising company in which we will have a 60% interest.

Gewista is the largest outdoor advertising group in Austria, with a 40% market share. As of December 31, 2000, it had 42,000 billboard faces and 3,600 street furniture faces (including the Vienna concession), and was the leader in Austrian transport advertising. In addition to its Austrian operations, Gewista has operations in partnership with Affichage Holding in nine Central European countries, including Poland, Hungary, the Czech Republic and Slovakia. We intend to use Gewista as a platform for our expansion in Central Europe. Gewista recorded revenues of approximately €100 million in the year ended December 31, 2000.

We agreed to acquire control of Gewista in April 2001. The transaction will be effected through our contribution of our existing 16% interest in Gewista (which we acquired in September 2000) and our 30% interest in the Swiss company Affichage Holding to a new company that we will form jointly with Gewista's current majority shareholder, B&C Holdings, which will contribute its 51% interest in Gewista. Upon our contribution of share capital to the new company, we will hold a 58.5% interest in the new company, which will itself hold 67% of Gewista. All of the conditions precedent being fulfilled, we expect to complete the acquisition before June 30, 2001.

Gewista's Austrian revenues will be fully consolidated in our accounts, whereas its revenues earned through partnerships in other central European countries will be proportionally consolidated in our accounts. Gewista itself proportionally consolidated the results of certain of its subsidiaries.

Outlook for 2001

We believe that our prospects for growth in 2001 remain strong, in spite of the relatively difficult market environment of the first quarter. We expect that growth will come both from the addition of revenues from our acquired companies and through internal growth.

In our street furniture segment, we have expanded from 30 to 33 of the 50 largest Western European cities, adding concessions in Vienna (through Gewista when the transaction closes), Seville and Turin. We also won a significant contract for kiosks in Madrid, our first contracts in Melbourne, mall and gas station contracts in Buenos Aires and, in partnership with a local company, a street furniture contract covering the territory of Macao (PRC). Several major street furniture contracts are expected to be awarded in 2001, including Chicago and Los Angeles or put up for tender, including Taipei, Sao Paolo, Buenos Aires and Milan. We have recently formed a joint venture with Infinity to bid for the Los Angeles concession. In addition, orders for advertising space have been strong despite the overall market, and we have already booked more than 80% of our budgeted street furniture revenues for 2001 in France and Germany.

In the billboard segment, we intend to capitalise on our new position as the European leader in billboards and to take advantage of current market conditions to pursue external growth. We will continue our yield management program, adding back-illuminated and scrolling billboards to our portfolio. We have recently signed a contract to provide billboards at all of TotalFinaElf's service stations throughout Europe, representing the first pan-European franchise agreement and a model for our future expansion.

In the transport segment, we have recently won significant new concessions that we believe will contribute to our continued growth. These include the metro contract in Rome, a bus contract in Adelaide and a train contract in Melbourne. In partnership with UDC, a Mexican company that specialises in airport advertising, we recently won a contract covering nine airports in the southeastern region of Mexico. The contract is with ASUR, a Mexican company that manages airports (including those in Cancun, Cozumel and Merida), and was won following a public tender in 2001. The contract is for eight years and covers all types of advertising-bearing structures in the nine airports.

We also expect growth to be driven by our partnership with the Frankfurt airport authority and our acquisition of TDI Norway, a major transport advertising company in Norway. We expect several significant contracts to be open for bids in 2001, including the Madrid metro, buses in Sydney and the subway in Santiago de Chile.

In Italy, we have entered into a non-binding letter of intent and are currently negotiating a joint venture agreement with Milan-based Impresa Generale di Pubblicità S.p.A. ("IGP"), one of the principal outdoor advertising operators in Italy. IGP is jointly owned by the du Chène de Vère family, a long-standing presence in the advertising business in Italy, and by RCS Editori S.p.A., one of the main Italian publishing and advertising companies. The purpose of the joint venture with IGP is to develop a partnership between JCDecaux, IGP and RCS Editori in the street furniture and transport advertising sector in Italy.

Results of Operations

The following discussion of our results of operations consists of two parts. The first part analyses our revenues and EBITDA by business line on the basis of income statement data that includes Avenir through all of the relevant periods. The 1998 and 1999 financial information in this part correspond to our pro forma income statement data. The purpose of this analysis is to show comparable figures for the three business lines, retreated to show the accounting impact of our acquisition of Avenir. In the second part, we discuss our historical revenues, operating income, financial charges and the other significant items that affect the results of operations of our company.

We did not manage the billboard and transport business lines until our acquisition of Avenir in June 1999. Accordingly, the historical results of operations of the three business lines through the end of 1999 do not reflect the results we would have achieved had we managed all business lines since 1998 and do not necessarily reflect trends that will apply in the future, as we integrate and manage all three business lines together.

Revenues and EBITDA by Business Line for the Years ended December 31, 2000, 1999 and 1998

The following table sets forth our revenues, EBITDA and EBITDA margin, and operating income and operating income margin for each of our principal business lines for the periods indicated. The 1998 and 1999 billboard and transport advertising figures represent the pro forma results of operations of the companies in the Avenir group that were primarily engaged in those activities. Some of those companies had activities outside of the relevant business lines (including, for example, billboard companies with minor transport activities), but the amounts relating to those outside activities were not material.

	Year ended December 31,		
	1998	1999	2000
	(pro forma)	(pro forma)	
	(In millions of euros, except percentages)(1)		
Street Furniture			
Revenues			
Advertising	441.8	516.0	608.3
Sales, rental and maintenance	114.2	110.6	117.5
Total	556.0	626.6	725.8
EBITDA	236.5	249.9	293.8
EBITDA margin	42.5%	39.9%	40.5%
Operating income	149.1	154.9	180.0
Operating income margin	26.8%	24.7%	24.8%
Billboards			
Revenues	342.0	361.9	384.1
EBITDA	42.9	48.3	66.5
EBITDA margin	12.5%	13.3%	17.3%
Operating income	25.6	30.8	44.8
Operating income margin	7.5%	8.5%	11.7%
Transport			
Revenues	177.7	219.8	307.1
EBITDA	14.2	16.4	27.6
EBITDA margin	8.0%	7.5%	9.0%
Operating income	10.7	11.7	20.6
Operating income margin	6.0%	5.3%	6.7%

(1) 2000 results do not include head office expenses which had a €2.3 million impact on consolidated EBITDA and a €7.7 million impact on consolidated operating income. No head office expenses were incurred by JCDecaux SA prior to 2000.

Street Furniture

Revenues. Our street furniture revenues grew in 1999 and 2000, increasing from €556.0 million in 1998 to €626.7 million in 1999 and €725.8 million in 2000, representing year-on-year growth of 13% in 1999 and 15.8% in 2000, respectively. This growth was due to an increase in street furniture advertising revenues, which grew by 17.9% in 2000, following growth of 16.8% in 1999. Revenues derived from the sale, rental, and maintenance of street furniture, which had declined by 3% in 1999, grew by 6% in 2000, reflecting growth in sales of equipment primarily to certain of our unconsolidated subsidiaries.

This growth in street furniture revenues was largely due to organic growth, reflecting both increasing revenues from existing concessions as well as revenues from new concessions. We did not make any material acquisitions in 2000.

The growth in street furniture revenues attributable to revenues from our existing faces was 3.5% in 1999 and 4.6% in 2000. The growth attributable to the increase in our number of new faces was approximately 13.3% in both 1999 and 2000, due both to the number of additional faces (the number of new faces increased by 8.0% in 1999 and 7.7% in 2000) and to the higher average rates on such faces due to the quality of the concessions won during the past two years. Our number of faces grew most significantly in the U.K. (new concessions in Glasgow, Birmingham, Plymouth, Nottingham, and street furniture installed in Tesco shopping malls), in Spain (new concessions in Barcelona, Las Palmas, Burgos, Badalone, Leganes and Las Rozas), in Portugal (new kiosk concessions in Lisbon and shopping mall concessions in Sonae), in Australia (continuation of the installation program for street furniture in Sydney and the impact of the Olympic Games), and in Singapore (where we experienced strong growth in the bus shelter concession won in 1999).

Increased rates throughout our network accounted for 4.7% of the growth in our advertising revenues in 2000 and 3.5% in 1999. The most significant rate increases, amounting to approximately 10% per year, occurred in the U.K. and Spain in both 2000 and 1999. In France, the average rate per face increased significantly in 2000, due to the introduction of new rates for advertising networks in large metropolitan areas. Occupancy rates for advertising faces on street furniture remained stable, (amounting to 88.4% in 2000, compared to 88.1% in 1999 and 89.4% in 1998).

Geographically, in 2000, France continued to be our largest street furniture market. Revenues from our street furniture operations outside France, however, continue to grow faster than our street furniture revenues in France, which are also growing. Indeed, while France represented 45.5% of street furniture revenues in 1998, it represented only 41.6% in 2000. Outside of France, street furniture revenues in 2000 grew fastest in the U.K., Spain, Portugal, and North America.

EBITDA. Our street furniture EBITDA, which amounted to €293.8 million in 2000, compared to €249.9 million in 1999 and €236.5 million in 1998, grew by 17.6% in 2000, after growing 5.7% in 1999.

Our EBITDA margin amounted to 40.5% of street furniture revenues in 2000, compared to 39.9% in 1999 and 42.5% in 1998. This high EBITDA ratio, as compared to our other business lines, is due mainly to the fact that a significant part of the costs generated by our street furniture operations consists of depreciation of capital investments. After taking into consideration provisions for depreciation, operating income from our street furniture activities amounted to 24.8% of our street furniture revenues in 2000, which was approximately the same as for 1999 and 2% less than for 1998.

The decline in EBITDA margin between 1998 and 1999 was mainly due to start-up costs incurred in connection with new shopping mall concessions in the United States. Likewise, new concessions in Brazil, Norway, Singapore and Australia did not produce revenues during this period commensurate with the levels that we expect them to achieve as they mature. Finally, our activities involving the sale, rental, and maintenance of street furniture did not grow as fast as our advertising revenues during this period. Our EBITDA in 1998 reflected €6 million of costs relating to our unsuccessful bid for the More Group, a British outdoor advertising company. The growth in EBITDA between 1999 and 2000 reflected the strong growth in sales from concessions of certain mature European subsidiaries, especially in the U.K., Germany, Spain, Portugal and the Netherlands.

Billboard

Revenues. Billboard revenues were €384.1 million in 2000, compared to €361.9 million in 1999 and €341.9 million in 1998, amounting to 6.1% growth in 2000, after growth of 5.8% in 1999. Billboard activities have been under our management since June 1999 and have been consolidated into our results of operations since July 1, 1999.

Beginning in 2000, as part of a broader plan to harmonise our accounting methods among our consolidated subsidiaries, taxes relating to advertising that are paid by our clients, which were recorded in revenues in certain countries, have been recorded as a reduction in expenses. Without this restatement, revenues from billboard activities would have grown by 9.5% in 2000.

In 2000, our results benefited from an economic climate that was more favourable than in 1999. We also have implemented a series of yield management programs aimed at improving the quality of our billboard network and at optimising our rate schedules. These steps made it possible to increase significantly the average price of our faces throughout our network. In France, the increase in the average price more than offset the slight decline in the occupancy rate. In the rest of our European billboard activities (i.e., the U.K., Ireland, Spain, Belgium, and Italy) our billboard revenues grew by an overall rate of 15% compared to 1999, even after a particularly significant slowdown in the U.K., because of improved pricing and occupancy rates. This slowdown was due to the general slowdown in the market in the first half of 1999 and, more particularly, the decrease in spending by automobile companies.

While revenues from illuminated advertising grew 14% in 2000, the share of revenues from this activity remained marginal.

EBITDA. Billboard EBITDA was €66.5 million in 2000, compared to €48.3 million in 1999 and €42.9 million in 1998. This represents an increase of 37.7% in 2000, after growth of 12.6% in 1999. The growth is a result of improved economic conditions and synergies that we have been able to realise since acquiring these activities. Our EBITDA margin for our billboard activities amounted to 17.3% of billboard revenues in 2000, compared to 13.3% in 1999 and 12.5% in 1998. This strong growth in our EBITDA margin in 2000 was due to significant increases in average advertising prices resulting from yield management and the improved quality of our network. It was also due to a reduction in costs arising from our reorganisation of Avenir's activities and to synergies realised with our other lines of business.

Transport

Revenues. Transport revenues were €307.1 million in 2000, compared to €219.8 million in 1999 and €177.7 million in 1998, representing year-on-year growth of 39.7% in 2000 and 23.7% in 1999. The strong growth in transport advertising revenues in 2000 was due to a favourable foreign exchange rate effect (accounting for 13% of our growth) linked to the strengthening of the dollar against the euro during the period, as well as the strong commercial performance of our transport activities (accounting for 27% of our growth) for the reasons set forth below.

In 2000, strong growth in transport advertising continued as a result of the installation of new advertising faces in airports in the U.K., where the Group renewed its agreement with the British Airports Authority, a dynamic American economy (where we have concessions in approximately 50 airports, including New York (JFK and La Guardia), Houston, Seattle, and Washington D.C.), and an economic recovery in Asia, where we won the concession for the new Hong Kong airport in 1999.

In 2000, our transport revenues grew strongly in the Asia/Pacific region, which accounts for more than one third of our transport revenues and is our most important region. Overall growth in transport revenues was 43.8%, of which 25% was due to our commercial performance (principally from our Hong Kong metro contract and also from the strong growth in revenues from the new Hong Kong airport) and 18% was due to foreign exchange rate effects. Hong Kong advertising revenues represented 85% of our transport revenues from this region in 2000 and came from the metro contract and our concession for the new Chep Lap Kok airport.

In 1998, our revenues from the Asia/Pacific region were adversely affected by the Asian financial crisis. In 1999, revenues from the region recovered to post a slight gain due to the new Hong Kong airport contract as well as the general recovery in Asia, which offset the loss of an airport contract in Singapore.

The United States represents our second largest region in terms of transport revenues, accounting for almost a third of our total transport revenues. In 2000 revenues from all of our transport advertising activities in the U.S. grew more than 50%, of which 20% was related to foreign exchange rate effects and the rest was related to the strong economy and the steady growth in passenger air traffic.

Since 1999, with our acquisition of Avenir, we have had a significant market share in the area of airport advertising in the U.S. In July 1998, Avenir acquired the transport advertising business of Ackerley Airport Advertising, Inc. Ackerley's revenues were consolidated for six months in Avenir's 1998 transport business income statement, accounting for €17.1 million in revenues, and were fully consolidated in 1999, accounting for €36.1 million in revenues.

Excluding the Ackerley acquisition, our transport/airport advertising activities in the U.S. grew by more than 25% between 1998 and 1999 and by more than 50% between 1999 and 2000, mainly as a result of revenues generated by our airport concessions in New York (JFK and La Guardia).

In the United Kingdom, transport revenues also grew by almost 50% in 2000, after growing 30% in 1999. These strong results were due to the increase in the number of faces at Heathrow airport, a new concession for advertising on the Heathrow Express signed in 1999 and a favourable foreign exchange rate effect.

In France, transport revenues increased by more than 10% in 2000, after growing 7% in 1999, as a result of growth in passenger traffic (to which prices are partially linked) as well as the installation of new panels in connection with the renewal of our concession with the Paris airport authority.

EBITDA. Transport EBITDA was €27.6 million in 2000, compared to €16.4 million in 1999 and €14.2 million in 1998, representing growth of 68% in 2000, after a 15% increase in 1999. Transport EBITDA margin amounted to 9.0% of revenues in 2000, compared to 7.5% in 1999 and 8.0% in 1998.

The significant growth in EBITDA margin in 2000 was principally due to the strong commercial performance of the Hong Kong metro and airport concessions and the significant growth in the number of panels due to the renewal of our concession with the Paris airport authority.

In 1999, the decline in EBITDA margin was essentially due to the financial crisis affecting the Asia/Pacific region as well as the sale of a non-core cinema advertising business in Australia, which was previously accounted for as part of Avenir's transport business in that country. In France, the decline in EBIDTA margin was essentially due to the increase in the revenue sharing percentage paid to the Paris airport authority upon the renewal of the concession at Charles de Gaulle airport in 1999 and additional preparation costs related to the renewal bid. Finally, in the U.K., EBITDA margin remained approximately constant throughout the period.

Historical Results of Group Operations for the Years ended December 31, 2000, 1999 and 1998.

This section analyses the historical results of operations of our company, consisting of the results of operations of our street furniture business line for all periods, and the results of operations of our other business lines starting on July 1, 1999, the date as of which Avenir was consolidated in our financial statements. The financial information for 1998 and 1999 presented below is, therefore, not comparable with the data set forth above for our business lines.

Revenues

In 2000, our overall revenues were €1,417.1 million, an increase of 52% from €932.3 million in 1999. In 1999, revenues grew by 67.7% from €556.0 million in 1998. About 80% of this growth was attributable to the billboard and transport advertising activities of Avenir, that were included in our consolidated results of operations beginning on July 1, 1999, which generated €305.6 million in additional revenues during the second half of 1999. Excluding the impact of the Avenir acquisition, our revenues increased by 12.7% in 1999. The principal factors that gave rise to the increases, other than the integration of Avenir, were factors that affected revenues in our street furniture business line, which are described above.

Operating Income

Our operating income in 2000 was €237.8 million, an increase of 30.3% from €182.5 million in 1999.

Operating income in 1999 was €182.5 million compared to €142.0 million in 1998, an increase of 28.4%, with €31 million of the increase resulting from the integration of Avenir. This increase in operating income was due principally to the operational factors that affected pro forma street furniture EBITDA.

Our depreciation charges and provisions were €88.2 million in 1998, €97.5 million in 1999 and €147.7 million in 2000. These increases resulted principally from capital expenditures relating to new street furniture concessions and, in 1999, the integration of Avenir. Because our billboard and transport business lines require proportionally lower capital expenditures than our street furniture business line, the integration of Avenir reduced depreciation charges as a percentage of revenues. In 1999, our depreciation charges were also reduced by a change in our accounting method that resulted in an extension of the depreciation period for our street furniture structures, as described above. Without this change, our 1999 depreciation charges would have been €9.8 million higher.

Net Financial Result

In 2000 we recorded a net financial charge of €61.3 million, a €47.8 million increase over the net financial charge of €13.5 million in 1999. This increased charge resulted from an increase in net medium term debt as a result of the integration of Avenir and the acquisition of Affichage Holding, which was fully consolidated for a whole year, an increase in financial charges related to increased interest rates and calls on securities, particularly in Europe. The Group's net debt (after deduction of cash-on-hand) was €1,218 million in 2000, compared to €1,016 million in 1999 (€1,072 million in 1999 on a pro forma basis).

We recorded net financial charges of €13.5 millions in 1999, after recording net financial income of €5.8 million in 1998. This difference was principally due to additional interest charges associated with financing the acquisitions of Avenir in June 1999 and of a 30% interest in the Swiss company Affichage Holding (which has been consolidated by the equity method in the financial statements of JCDecaux SA since October 1999), as well as to gains on the sale of marketable securities in 1998 that were not repeated in 1999. Our interest payments on the two acquisition loans accounted for a total of approximately €14.1 million in 1999 and a total of approximately €43.5 million in 2000 (reflecting the first full year of interest payments). This increase in interest charges in 1999 was partially offset by foreign exchange gains of €4.1 million recorded in 1999 resulting from the strengthening of the U.S. dollar and the Australian dollar.

Income Taxes

Our income taxes in 2000 increased by 30.8% compared to 1999 and 13.3% in 1999 compared to 1998, or from €64.1 million in 1998 to €72.6 million in 1999 and to €95 million in 2000. The increase in 1999 was principally due to the acquisition of Avenir. Although the blended average nominal corporate tax rate applicable in 2000 was approximately 36.1%, our effective tax rate before provisions for amortisation of goodwill was 51.7% in 2000, compared to 42.9% in 1999 and 42.2% in 1998. This increase in rate for 2000 was mainly due to net losses incurred by our U.S. street furniture subsidiaries and to net losses in France (due mainly to our financing costs), as to which we did not record a deferred tax asset under French GAAP.

The merger of two subsidiaries, JCDecaux Services and RPMU, into JCDecaux SA on March 23, 2001 transformed it into an operating company, as opposed to a holding company, of approximately 3,000 employees. This significant change in its activity prevents JCDecaux SA from making further use of tax loss carry-forwards generated previously. Otherwise, our exit from the tax consolidation group of JCDecaux Holding as a result of the offering will not have an impact on our tax situation, as we do not intend to be indemnified for the group's use of such tax losses.

Goodwill Amortisation

Our goodwill amortisation was €49.7 million in 2000, compared to €24.6 million in 1999 and €0.9 million in 1998. The increase for 2000 was mainly due to an increase of €19.7 million in goodwill amortisation associated with our acquisition of Avenir (which applied for a full twelve months in 2000, as opposed to six months in 1999) as well as an increase of €4.2 million in goodwill amortisation associated with the Affichage Holding acquisition (which applied for a full twelve months in 2000, as opposed to six months in 1999). Had Avenir been consolidated in our financial statements for the full year, our goodwill amortisation in 1999 would have increased by €19.6 million to €44.2 million.

Net Income

Our group net income was €20.4 million in 2000, compared to €59.7 million in 1999 and €74.6 million in 1998. The decreases in net income in 2000 and 1999 are mainly due to the increase in goodwill amortisation, financial charges and income taxes. Income attributable to minority interests was, respectively, €12.3 million in 1998, €12.8 million in 1999, and €18.7 million in 2000. Most of our minority interests relate to participation interests held by our partners. Net income before goodwill amortisation and minority interests was €87.8 million in 1998, €97.0 million in 1999 and €88.8 million in 2000.

Liquidity and Capital Resources

We generate substantial cash flow from operations, as we have a high level of capital expenditures that result in depreciation charges but that do not limit our operating cash flow. We have traditionally funded our capital expenditures with operating cash flow and, to a lesser extent, borrowings. As of the end of 1998, our long term borrowings were approximately €51.8 million. When we acquired Avenir in June 1999, we financed the acquisition primarily with a new borrowing of €762.2 million (net of a 1999 principal payment) under a syndicated bank loan. In order to finance our acquisition of a 30% interest in Affichage Holding in October 1999, we borrowed an additional €141.5 million. In September 2000, we refinanced our outstanding acquisition debt with a new €1.4 billion syndicated credit facility.

Following this offering and the restructuring of our financial debt described below, we expect that our current available sources of funding will be sufficient to meet our liquidity needs for at least the next three years, although an increase in the rate of growth of our activities or the opportunities for external growth could require us to incur additional debt and/or equity financing.

Operating Cash Flow

Our net cash provided by operating activities in 2000 was €139.3 million. Our cash flow amounted to €238.7 million, consisting principally our net income of €39.1 million, increased by our amortisation and depreciation charges of €186 million. The increase of €99.4 million in our working capital requirements was due primarily to a substantial increase in inventories, which increased during this period by €26.4 million (of which €11.6 million was attributable to the installation of street furniture in our United States shopping mall activities) and the reduction of other debt by €84.5 million (including the repayment of €38 million in short term debts relating to a factoring program that we began at the end of 1999).

Investing Activities

Our net cash used in investing activities in 2000 was approximately €468.5 million, reflecting principally capital expenditures of €236.6 million and financial investments of €211 million. Approximately €180.9 million of our capital expenditures were made in the street furniture business line, including approximately €24.1 million for maintenance costs. Capital expenditures in billboards and transport advertising were €40.8 million and €9.4 million, respectively.

Our financial investments consisted principally of the acquisition of €188 million worth of additional shares in certain of our subsidiaries from JCDecaux Holding and minority shareholders. These acquisitions were financed by an capital increase by JCDecaux SA. See "—Financing Activities".

Our projected capital expenditures for 2001 and 2002 will depend upon a number of factors, including, in particular, the number of additional concessions that we win during these periods. We also plan to continue our investments in Avenir's billboard portfolio, replacing many of Avenir's traditional billboards with higher-quality scrolling billboards that are back illuminated. Although it is our belief that these investments will increase the attractiveness of our billboard network and permit us to charge advertisers premium prices, we cannot be sure that this will be the case.

Financing Activities

Historically, our cash flow from financing activities has been relatively small. More recently we borrowed approximately €1.2 billion and repaid approximately €980.7 million of debt. We also distributed a dividend of approximately €35.1 million to our shareholders and increased the shareholder's equity of our group by €162.5 million (of which €162.1 million concerned JCDecaux, where we increased our share capital by €100,000 and our aggregate share premium by €160 million as a result of the contribution of shares by JCDecaux Holding and other minority shareholders).

In 1999, we incurred long term debt to finance our acquisition activities. We borrowed €762.2 million (net of a 1999 principal payment) to finance our acquisition of Avenir, and we borrowed an additional €141.5 million to finance our acquisition of our 30% interest in Affichage Holding. At the end of 1999, our long term debt stood at €1.0 billion, compared with approximately €51.8 million at the end of 1998.

In September 2000, we restructured our outstanding debt by means of an approximately €1.4 billion credit facility with a group of lenders, arranged by Goldman Sachs, Barclays, BNP Paribas and HSBC CCF. The credit facility includes two lines of credit. One line of credit consists of an approximately €870 million term loan that we have used to refinance the balance of our debts incurred in connection with our two major 1999 acquisitions. The other line of credit is a €502 million revolving credit facility that we expect to use to fund future investments and acquisitions and for working capital needs.

Both lines of credit bear interest at a rate equal to EURIBOR (LIBOR for borrowings in currencies other than French francs or euros) plus a variable margin ranging from 0.40% to 1.50% depending upon the credit rating of our company at the time of drawdown or renewal. We received an investment grade credit ratings of BBB from Standard & Poor's and of Baa2 from Moody's. Based on these credit ratings, as of the date of this Offering Circular, the margin would be 0.60%.

Both lines of credit rank at least *pari passu* with our other unsecured, unsubordinated debts and mature in October 2005. The credit agreement contains various restrictive covenants that limit our ability to, among other things, (i) incur new indebtedness, (ii) to create liens on assets, (iii) issue guarantees or (iv) extend credit, except, in each case, in the ordinary course of business and subject to certain exceptions. We must also (i) hedge a minimum of 30% of our total variable interest debt against interest rate increases and (ii) limit our business activities to those which we currently undertake in the ordinary course of our outdoor advertising business.

The credit agreement also contains financial covenants that require us to maintain our interest coverage ratio (consolidated EBITDA /net consolidated financing expenses) above 5 to 1 and our net consolidated debt ratio (net consolidated debt/consolidated EBITDA) below 3.5 to 1. In 2000, we satisfied both of these criteria, with our interest coverage ratio standing at 6.5 and our net consolidated debt ratio at 3.2 (figures which should improve following this offering). The failure to satisfy these ratios would be an event of default that would permit the lenders to accelerate our debt. Following this offer we will not be able to distribute a dividend amounting to more than 30% of our consolidated net income during any fiscal period.

Finally, our lenders under the credit facility may require us to pay back a portion of our borrowings early if (i) our credit rating falls below certain thresholds and we raise equity capital by offering shares on a regulated capital market (the portion in this case would be the greater of (a) 10% of the equity raised or (b) 10% of the total indebtedness on a consolidated basis), (ii) the Decaux family no longer holds more than 50% of the capital and voting rights of JCDecaux Holding (in which case the loan would be repaid in full) or (iii) JCDecaux Holding no longer holds more than 50% of the capital and voting rights of JCDecaux (in which case the loan would be repaid in full).

Market Risk

As of December 31, 2000, nearly all of our outstanding loans bore interest at variable rates. In order to minimise our exposure to an increase in interest rates and to comply with our obligations under the credit facility agreement discussed above, we presently hedge approximately 87% of our outstanding debt with interest rate caps that have exercise rates at between 3.5% and 5.5% and maturities between March 2001 and December 2003.

Although the majority of our business is conducted in countries in the European Monetary zone, we have significant operations in countries outside of this zone. As a result, our results of operations are also subject to variations based on currency exchange rate movements, principally in respect of the US dollar, the British pound, the Australian dollar and the Hong Kong dollar. We engage in limited hedging activities, consisting of short term forward currency purchases and sales and put and call options, in amounts determined from time to time by our management. A large portion of our currency hedging activities are used in connection with the financing of our operations. As of December 31, 2000, our forward currency contracts relating to financing activities involved an aggregate amount of approximately €140 million, principally involving the US dollar. We also have limited forward and option contracts relating to our commercial activities, the net amounts of which was €6 million as of December 31, 2000. All of our currency forward and option contracts outstanding as of December 31, 2000 mature on or prior to December 17, 2001.

We do not have significant investments in marketable equity securities. Accordingly, our results of operations and financial condition would not be materially affected by changes in prices in the equity markets.

We do not engage in derivative transactions for purposes other than hedging our interest rate and currency exposure.

Independent source data with respect to the outdoor advertising market is less available and less consistent than in other fields of advertising. In an attempt to provide the most accurate data possible, we have drawn the following data from a variety of sources. When such sources gave conflicting data, we attempted to reconcile such data in light of our own experience in this market.

The outdoor advertising market is an increasingly large component of the display advertising market, which also includes media such as broadcast and cable television, radio, newspapers, magazines, cinema and the internet. In 2000, outdoor advertising sales worldwide were approximately €20 billion, or 6% of total worldwide advertising sales of €356 billion, according to Zenith Media estimates (made on the basis of an average 2000 exchange rate of 1.085 euros per U.S. dollar). In 1987, outdoor advertising comprised 5% of total worldwide advertising sales of €135 billion. Outdoor advertising spending is most significant as a percentage of the overall display advertising market in the Asia/Pacific region, where outdoor advertising accounted for 10% of such overall market in 2000. Outdoor advertising in North America, Europe, and South America accounted for 4%, 6% and 3% respectively of overall advertising sales in 2000.

According to Zenith Media, the outdoor advertising market has grown at an average annual rate of 8.5% since 1998, compared to 7.1% for the advertising market as a whole. Zenith Media forecasts that the outdoor advertising market will grow at an average annual rate of 7.1% through 2003, while the advertising market as a whole will grow at an average annual rate of 5.8%.

Outdoor advertising consists of three principal types of activities: advertising on billboards, advertising on and in public transportation vehicles and terminals, and advertising on street furniture. Other outdoor advertising activities such as advertising on shopping trolleys as well as on other supports such as blimps and metro tickets are grouped together as "ambient media". By our estimates, billboards accounted for more than 48% of worldwide outdoor advertising sales in 2000, transport accounted for approximately 25% and street furniture accounted for about 16%. Ambient media accounted for the remaining 11%.

Billboard advertising is the traditional, and continues to be the most utilised, form of outdoor advertising. Billboard advertising includes traditional billboards, which are now offered in numerous sizes and styles, painted signs, neon signs and information display panels. Typically billboards are more fungible from the perspective of advertisers than other forms of outdoor advertising media and cater to both local and national advertising campaigns. Market share is usually measured in terms of the number of faces that a company offers (as opposed to its revenues). Billboards are mostly developed on private land, which billboard owners generally lease pursuant to four to six year rental contracts.

Transport advertising consists of panels mounted on or in buses and subway cars, advertising inside bus, subway and train stations, and advertising inside airports and ferry terminals. Transport advertising concessions are usually obtained through medium to long-term contracts (between three and seven years) with private or government organisations. Transport advertising concessions typically provide for revenue sharing in exchange for advertising rights.

The sale of advertising space through the provision of street furniture to cities is the newest activity in outdoor advertising. Street furniture includes bus shelters, outdoor automatic public toilets, information and newspaper kiosks, free-standing information panels, trash and recycling bins, benches and streetlights. Street furniture advertising companies typically contract with municipalities to provide such street furniture to cities for periods of eight to twenty five years, in return for the right to place advertising panels on some of them. As a result, a street furniture concession is typically characterised by significant capital expenditures at the beginning of its term.

The outdoor advertising market is competitive, comprised of a small number of multi-national outdoor advertising companies with operations in all three principal activities, as well as various local and niche players, particularly in billboards. The ten largest outdoor advertising groups, in order of market share by overall turnover in 2000, are set forth in the following table:

Company	Nationality	2000 Outdoor Revenues (In millions of Euros)	Regions of Operations
Clear Channel	USA	1,876	USA, Europe, South America, Asia
Infinity/Viacom	USA	1,865	USA, Mexico, Europe
JCDecaux(1)	France	1,417	Europe, USA, South America, Asia
Lamar	USA	746	USA
DSM(2)	Germany	260	Germany
Affichage Holding	Switzerland	198	Switzerland
Stroer(3)	Germany	180	Germany
Maiden	United Kingdom	132	United Kingdom
Metrobus(2)	France	117	France
Gewista(4)	Austria	102	Austria

Sources: Public company reports and JCDecaux estimates, with currency translations based on an average 2000 exchange rate of 1.085 euros per U.S. dollar, 1.641 euros per British pound and 0.642 euros per Swiss franc.

(1) This amount does not take into account any of the annual revenues of Affichage Holding, a Swiss company in which we hold a 30% interest.

(2) Based on 1999 revenues as 2000 revenues are not available.

(3) Gross revenues stated as net revenues not available.

(4) In April 2001, we agreed to acquire control of Gewista through a partnership with another company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments".

Our company is strongest in Western Europe. The following table sets forth our estimated outdoor advertising market share (broken down by principal business activity) by 1999 revenues in the countries in which we have the most significant advertising activities:

	Street Furniture	Billboards	Transport(1)	Overall Outdoor Advertising
France	88%	29%	8%	39%
United Kingdom	22%	35%	14%	22%
Germany	28%	n/a	n/a	15%
Iberian Peninsula(2)	59%	38%	18%	42%
Italy	n/a	10%	2%	5%
Benelux(3)	53%	35%	n/a	39%
Scandinavia(4)	54%	34%	12%	30%
Total Western Europe(5)	51%	25%	8%	28%

Source: Industry sources, public company reports and JCDecaux.

(1) This category includes markets in which we are not present or have very limited activities, including advertising on buses and railways. The majority of our transport concessions are with airports, where we have an average market share of 48% in the countries listed.

(2) Includes Spain and Portugal.

(3) Includes Belgium, the Netherlands and Luxembourg.

(4) Includes Norway, Sweden, Finland, Iceland and Denmark.

(5) In addition to those countries listed above, this includes Ireland and excludes Austria and Switzerland.

Outdoor advertising companies typically compete for national and local advertisers primarily on the basis of the price, location and availability of their panels and the services that they provide. For billboards, advertising rates are generally based on a particular panel's exposure in relation to the demographics of a particular area, and its location in that area. For street furniture, they are generally based on the overall quality of the panels' exposure and the coverage provided by the panel network. Exposure relates to the number of "contacts" that a potential audience has with a given panel during a specified period. The nature of the contact that audiences have with the panel and the quality of the panel (back illuminated, scrolling, etc.) are also factors in determining the advertising rate.

According to Zenith Media, annual sales in the outdoor advertising market in Europe and the United States have grown by an average of approximately 9.1% and 9.5% per year, respectively, between 1995 and 2000. These rates are higher than the average growth rate for annual sales in the overall advertising industry in these markets, which was approximately 7.6% in Europe and 7.5% in the United States between 1995 and 2000, and significantly outpaces the annual sales growth rate for print media, which grew by an average of only 6.4% and 5.7% in Europe and the United States, respectively, between 1995 and 2000. Annual sales for radio grew at an average of 9.5% in Europe and 8.8% in the United States between 1995 and 2000, and annual sales for television advertising grew at an average of 9.1% and 9.0%, respectively, in these markets between 1995 and 2000. You should note that the figures given by Zenith Media for 2000 are estimates, and therefore these numbers and the average annual rates for the periods given may be different from those stated by other sources.

Growth in outdoor advertising has been particularly strong in the United Kingdom, with an average annual growth rate between 1995 and 2000 of approximately 13.5% per year, compared to 8% for the advertising industry as a whole, according to the United Kingdom Outdoor Advertising Association. Outdoor advertising now represents approximately 7% of total advertising spending in the United Kingdom. Asia is the only major region where outdoor advertising spending has fallen recently, principally as a result of the economic crises in Asia in 1998. According to Zenith Media, annual sales for outdoor advertising in Asia showed little or no growth between 1995 and 2000, although began to grow again after 1998, increasing by 4% between 1998 and 1999. Because outdoor advertising represents a greater share of the overall advertising market in Asia compared with other regions, the slowdown in Asia had a greater impact on the worldwide growth rate of outdoor advertising than on other media. In 2000, Zenith Media estimates that average annual sales for outdoor advertising in Asia grew by 5.2%.

We believe that street furniture is the fastest growing segment of the outdoor advertising market. This is illustrated by the substantial growth of street furniture panels in the United Kingdom, one of Europe's largest advertising markets.

Street furniture is most highly developed in Europe, where we estimate that street furniture advertising sales currently constitute approximately 25 to 30% of overall outdoor advertising sales. Street furniture is also becoming an increasingly popular form of outdoor advertising in the United States, particularly in major urban areas and in shopping malls, which we view as the "downtown" in much of the United States. In the Asia/Pacific region and Latin America, where street furniture remains a relatively new concept, street furniture concessions have been put out to tender in the last few years in major cities such as Sydney, Singapore and Montevideo. We believe that the increasing popularity of outdoor advertising and the increasing fragmentation of media in the "in-home" advertising market will continue to support growth in the outdoor advertising market in these regions.

The audience for outdoor advertising has also grown significantly over the past decade.
The following table sets forth the increase in the density of motor vehicles in the European Union by population and certain of our most significant markets between 1990 and 1999, illustrating the growth in the outdoor advertising audience:

	Number of vehicles per 1,000 population as of January 1,				
	1990	**1995**	**1998**	**1999**	**% Change 1990-1999**
European Union	454	473	512	545	20.0
Germany	512	529	556	554	8.2
Belgium	419	463	490	498	18.9
Spain	403	430	483	522	29.5
France	495	520	545	548	10.7
Italy	507	541	607	608	19.9
United Kingdom	454	474	490	516	13.7

Source: *Comité des Constructeurs Francais d'Automobiles*

A similar increase can be seen in the average number of kilometres driven by Europeans. For example, people in France drove on average 27.6% further in 1999 than they did in 1990. In Belgium, this figure was 26.8% and in the United Kingdom 13.7%, in each case during the same period, according to the International Road Traffic and Accident Database.

Passenger volumes in airports have also increased significantly. According to Airports Council International (ACI), passenger volumes have grown by an annual average rate of 4.6% between 1995 and 1999, totalling approximately three billion passengers in 1999. Total growth in international passengers at the 20 largest international airports averaged 24% between 1995 and 1999, and at Charles de Gaulle airport in Paris, passenger volumes grew 52% over the same period.

Outdoor advertising has also benefited from the increasing fragmentation of the "in-home" advertising market, where increasing numbers of cable and satellite television stations and internet sites compete for the viewer's attention. As shown in the following table, the total number of cable, satellite and digital terrestrial channels in Europe between 1991 and 2000 has increased by a compound annual rate of 24.1%.

	1991	**1992**	**1993**	**1994**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**CAGR(1)**
Number of Channels	145	172	213	237	282	414	571	750	880	1,013	24.1%

Source: Screen Digest March 2001

(1) Compound annual growth rate

Outdoor advertising also benefits from a significantly lower cost per contact than other display advertising media. According to the Outdoor Advertising Association, for example, for every €1,000 spent on advertising in the United Kingdom in 2000, outdoor offered 427,350 adult contacts compared to 312,500 adult contacts through radio (according to Universal McCann Erikson) and 73,475 adult contacts for over-the-air television broadcasting (according to Billett Consultancy/ITV Network Costs). Recent innovations and technological advances in the quality of many outdoor advertising formats, such as scrolling billboards and plasma screens, are also helping to drive growth.

OUR BUSINESS

Overview

We are one of the world's leading outdoor advertising groups, with consolidated revenues in 2000 of approximately €1,417 million and consolidated EBITDA in 2000 of €385.5 million. As of March 31, 2001 we had over 515,000 advertising faces and a presence in 38 countries and more than 3,000 cities of more than 10,000 inhabitants. We occupy leading positions in each of our principal business activities, including the number one worldwide position in street furniture advertising, the number one European position in billboards (taking into account our recently agreed acquisition of a controlling interest in Gewista) and the number one worldwide position in airport advertising, in each case based on number of advertising faces.

Our Strategy

Our objective is to be the leading global one-stop shop for outdoor advertising, with the most attractive portfolio of advertising space to offer to our advertisers. To achieve this, we intend to continue to expand our already strong advertising network in the most attractive locations worldwide, and to implement an operating strategy designed to achieve the best yield from our network. We believe that our strategy will allow us to exploit the position of outdoor advertising as the only remaining mass advertising medium. We intend to achieve our strategy principally by:

- *Expanding our Network.* We are expanding our network of premium quality street furniture, billboard and transport advertising spaces in the most attractive locations. We seek to have the most attractive international advertising network to offer our advertisers by:
  - Targeting the largest and most important cities in the countries where we operate, and using our position in these cities to develop strong national networks.
  - Using our wide range of premium street furniture designs and reputation for scrupulous maintenance to appeal to the municipalities that grant concessions.
  - Seeking long-term street furniture contracts, enabling us to invest in high-quality products that provide a premium showcase for our advertisers.
  - Using proprietary market research tools such as Geo-Logic to determine the optimal location for our billboard panels.
  - Developing a comprehensive pan-European presence in each of our principal business activities, including a presence in street furniture, billboards and transport in each of our principal cities.
  - Participating in the ongoing consolidation of the European outdoor advertising market.
- *Exploiting acquisition opportunities.* We believe that our operating philosophy and the strength of our network provide significant advantages that allow us to take advantage of acquisition opportunities to enter new markets, expand in cities where contracts have already been awarded or complete our product offerings. We have already developed a track record for successfully integrating acquired companies in countries such as Sweden and the Netherlands, and have effectively applied our experience to substantially complete our integration of Avenir in France and to further coordinate our business activities in other countries. The main elements of our acquisition strategy include:
  - Taking advantage of our new status as a listed company to use our shares as acquisition currency where appropriate.

- Pursuing partnerships with the existing management of target companies, which we believe makes us attractive to the many family businesses in the European outdoor advertising market.

- Developing complete product offerings around our acquisition targets that allow us to enhance the profitability of the companies we acquire and develop our presence in the geographic markets of those companies.

- Taking advantage of opportunities to reduce costs through shared research and development costs, merging sales forces where appropriate and extending our central purchasing operations to our acquired companies.

- *Exploiting the Potential of our Network.* We exploit the potential of our network by combining our long-standing experience in the outdoor advertising market with our multiple products, sophisticated marketing techniques and international network. In particular, we achieve this by:

  - Increasingly offering packages of street furniture, billboard and transport advertising that are fully coordinated as to campaign duration and location, which advertisers would have difficulty achieving in the absence of a single, integrated provider. This includes packages that offer advertising in multiple formats and countries.

  - Maintaining control over the location of our street furniture advertising spaces in the cities where we operate, so that we can use our experience and know-how to give advertisers the greatest visibility in the most prestigious locations.

  - Maintaining a uniformly high quality product offering throughout our network, as well as a pricing policy that reflects the premium quality products that we offer. The quality of our panels has been consistently affirmed by independent audience measurement agencies such as POSTAR in the United Kingdom.

  - Conducting sophisticated socio-demographic analyses of the audiences reached by our network, enabling us to offer our advertisers packages that target the specific audiences that they wish to reach.

  - Applying successful street furniture concepts such as state-of-the-art design and integration of service applications to enhance the quality of advertising in areas such as transport advertising and shopping malls.

  - Re-launching billboard advertising as a higher quality advertising medium through the incorporation of successful street furniture concepts such as scrolling posters and back illumination.

Our Group History

The JCDecaux outdoor advertising group was founded in France in 1964 by Jean-Claude Decaux, the inventor of the street furniture concept, and has since grown to include operations in 38 countries. Throughout our history, our operating philosophy has been to serve the communities in which we operate by providing them with first class amenities, and to improve the efficiency and quality of outdoor advertising media. The following are some of the highlights in our group's history:

- In 1964, we designed and installed bus shelters in Lyon, France, the first city in the world to have its street furniture paid for by advertising revenues.

- In 1972 and in 1976, we won contracts to install street furniture in Paris, France. In connection with this contract, we designed and installed the first free standing information panels.

- During the 1970s, we expanded our business activities beyond France, introducing the concept of street furniture in Portugal and Belgium.

- During the 1980s, we expanded our operations to include many major European cities, such as Hamburg and Amsterdam. We also introduced the first outdoor automatic public toilets.

- During the 1990s, we continued to expand internationally, establishing additional operations in Europe (Madrid and London), as well as operations in North America (San Francisco), Australia (Sydney) and Asia (Singapore).

- On October 12, 1998, we signed our first contract to install street furniture in shopping malls in the United States, with the world's largest shopping mall operator, the Simon Group.

- On June 29, 1999, we purchased Avenir, the outdoor advertising division of Havas Media Communication, and its subsidiaries for a total purchase price of €931.8 million, including assumption of debt. This included Avenir France S.A. (billboard advertising), AP Systèmes and Sky Sites (airport advertising), Claude Publicité S.A. (neon sign advertising) and Mills & Allen (billboard advertising). The Avenir businesses that we acquired represented approximately 48% of our consolidated 1999 pro forma revenues, and Avenir had approximately 163,000 advertising faces located in 15 countries as of December 31, 1999. With this full range of outdoor advertising products, we are able to offer attractive, comprehensive, one-stop advertising packages to our advertisers and the JCDecaux tradition of innovation, quality design and maintenance.

Following our acquisition of Avenir, we implemented an ambitious restructuring program, merging all central administrative functions, as well as logistics and operations (i.e. installation and maintenance of billboards and posting of advertising), which are now managed jointly for JCDecaux and Avenir in France. We also reorganized our billboard advertising network in France, enabling us to increase significantly net sales generated from seven-day advertising campaigns sold on our national network. In addition, we are currently implementing cost savings initiatives identified at the time of our acquisition of Avenir, which, when completed, should yield cost savings of approximately €11.6 million. We have also begun merging management and other administrative activities, in particular in the United Kingdom and Spain, which we expect to result in similar cost savings, and have actively introduced high-end street furniture concepts such as back-illumination and scrolling panels to improve the quality of our billboard networks.

Our Business Lines

We have three principal business lines, representing the three largest segments of the outdoor advertising market. Our principal business lines are:

- Street Furniture, which represented approximately 51% of our consolidated revenues in 2000, including 6% that we earned outside the context of our advertising concessions through the sale and rental of street furniture to cities and from fee-based street furniture maintenance services;

- Billboards Advertising, which represented approximately 27% of our consolidated revenues in 2000; and

- Transport Advertising, which represented approximately 22% of our consolidated revenues in 2000.

Street Furniture

We are the number one street furniture advertising company worldwide, based on number of advertising faces. Our street furniture business includes concessions in 33 of the 50 largest Western European cities by population. We are also expanding our street furniture business in the United States (particularly in shopping malls), Asia and Latin America. As at March 31, 2001, we had over 250,000 advertising faces located in 31 different countries and 1,071 cities and municipalities (670 of which were in France).

Street Furniture Concept

Our street furniture business is based on a concept that we created and first applied in 1964, when we provided bus shelters as a public service in exchange for the right to place advertising on the shelters. Street furniture is a particularly effective outdoor advertising medium since it places advertising panels in city centre locations where advertising is otherwise typically prohibited or significantly restricted. We operate our street furniture business to serve two principal objectives:

- First, we seek to win the most attractive street furniture concessions in the world's largest and most prominent cities by providing a wide range of products that enable cities to address their urban planning challenges. With our innovative range of products and unique industry know-how, we are able to compete effectively for concessions by tailoring our offering to the requirements of local authorities.
- Second, we seek to secure the most attractive advertising locations in each of our cities. While we are flexible with respect to the placement of our street furniture that does not bear advertising, we play a significant role in selecting the location and placement of our advertising-bearing street furniture to ensure a premium presentation for our advertisers.

We believe that our experience allows us to offer street furniture that is unique and that is appreciated by advertisers and cities. We also apply our know-how and experience to:

- design high quality products that win concessions and attract advertisers;
- determine the amount of advertising space and level of revenues needed to finance a city's public service needs;
- select locations and advertising positions that maximise the impact of our advertisements (for example, we face all of our bus shelter advertisement head-on to vehicle traffic) and simplify maintenance and poster installation; and
- offer a mix of advertising and public service products that enable us to improve the appearance of the cities where we operate while maximising the "opportunities to see" our advertising products.

Street Furniture Products

We have a wide spectrum of street furniture products to offer to cities and our advertisers. Our street furniture products include:

- *Bus shelters.* We provide shelters at bus and shuttle stops throughout the metropolitan areas in which we operate. Our bus shelters typically include a two square meter advertising panel on the end facing vehicle traffic, on which we sell advertising on both sides. In addition to advertising, we often provide benches and recycling bins. Our latest bus shelter innovations include "Infobus", a system that automatically gives passengers the waiting time for the next bus (either on screens located in our bus shelters or via fixed or cellular phones). Infobus is now operational in five cities in France and Belgium, with installation planned in several other cities in the near future.

Our latest bus shelters may also be equipped with solar panels that generate a portion of the shelter's electrical needs.

- *Citylight Panels.* Known in French-speaking countries as "MUPIs" (*mobilier urbain pour information*), our citylight panels are free standing, two-sided, two square meter structures that are placed head-on to traffic on large boulevards in city centres and in pedestrian zones. The panels typically reserve one side for advertising and the other side for information provided by the municipality or a map of the city or quarter. We have recently developed citylight panels with scrolling posters, which will allow us to sell multiple advertising campaigns on one street furniture panel.

- *Seniors.* Seniors are larger versions of citylight panels, measuring seven to nine square meters. They are typically placed near busy intersections, in areas that will support larger advertising panels without detracting from the city environment. Seniors generally have advertising on one side, with the other reserved for publicity relating to municipal events. Many of our seniors are equipped with scrolling posters.

- *Decorative Columns.* Decorative columns are typically located on boulevards, squares and in the city centre. They have three faces, measuring four square meters each, and are reserved, in France, for shows (film and theatre) and cultural events. Columns that also integrate public services such as telephones and telecom terminals, outdoor automatic public toilets and recycling bins, have only two advertising faces. Decorative columns can be outfitted to rotate in order to improve the visibility of their information.

- *Other Street Furniture Products.* We also have a range of products to help city governments organize its urban space, such as flower and newspaper kiosks, outdoor automatic public toilets, trash bins, benches, displays for municipal or public announcements, streetlights, street signs and roadwork displays, bicycle shelters and racks, recycling bins, electronic information bulletins and interactive terminals.

Our street furniture is designed to enhance the quality of life in the cities where we have concessions. All of our advertising panels are back illuminated, and covered with glass to allow easy cleaning, reduce poster damage and facilitate poster changing. Much of our street furniture is designed by internationally recognised architects, including Mario Bellini, Philip Cox, Peter Eisenman, Norman Foster, Christophe Pillet, Ligne Riveira, Philippe Starck, Martin Szekely and Jean-Michel Wilmotte.

We seek to create multi-functional street furniture that blends in with the surroundings of the city, both by reducing street clutter and providing the highest level of service. Examples of our multi-functional street furniture include bus shelters and decorative columns with public telephones or outdoor automatic public toilets, or that integrate transportation ticket vending machines. We also take into account the needs of the local population in cities where we operate. To this end, we designed and installed universal access public toilets in San Francisco and public video phones in Sydney.

A key aspect of our street furniture business is our maintenance service, which we typically provide as part of our obligations under our street furniture contracts. Approximately 70% of our 4,900 street furniture employees, as at December 31, 2000, were responsible for maintaining our street furniture in top condition. We design and situate our street furniture to facilitate cleaning and maintenance, and we require all of our maintenance employees to undergo rigorous training in our in-house facilities to ensure that they will continue our excellent reputation for maintenance service.

Street Furniture Contracts

Street furniture is installed primarily in city centre locations and along the major commuting routes where vehicle traffic is the most significant. We receive, by means of concessions from land owners, the right to display advertising on street furniture structures that we install. Historically, almost all of our street furniture concessions were granted by cities or municipal authorities, giving us the right to install street furniture on public land. A small portion of our street furniture contracts are with private land owners, although we expect this proportion to grow in the future as we expand our activities in shopping malls and other private facilities.

Typically, street furniture contracts require us to provide cities with urban amenities such as bus shelters, benches, public waste baskets, direction signs, electronic municipal information boards and lampposts, as well as advertising space for public use and city maps. In exchange, we receive the right to sell advertising on a portion of the structures that we build on the city streets. Approximately 27% of our public street furniture contracts (based on 2000 revenues) required us to pay a fee of greater than 5% of our gross revenues to our concession grantors.

We have recently expanded our street furniture business to shopping malls in several countries, including the United States. We began this expansion in 1998 through an agreement with the Simon Group, the leading shopping mall operator in the United States. Our shopping mall contracts typically require us to pay performance based fees calculated as a percentage of our net revenues (and in a minority of cases, a minimum rental payment). This additional expense is typically off-set by the fact that we generally are not required to provide non-revenue producing amenities under our shopping mall contracts. We also incur much lower maintenance costs in shopping malls, where most advertising is indoors, compared with the outdoor street furniture that we provide under our municipal contracts.

Our street furniture contracts have a duration of eight to 25 years, with many of our longest contracts in new markets. In France, the historic focus of our business activities, where we continue to have a majority of our street furniture contracts, the term is generally 10 to 15 years. Overall, our street furniture contracts have an average remaining term of 10 and a half years (weighted by 2000 revenues, adjusted to account for our projected revenues from newly won street furniture contracts in Salvador de Bahia, Glasgow and Singapore and shopping mall contracts in the United States). The average remaining term of street furniture contracts in France is approximately six years (weighted by 2000 street furniture revenues). Between now and 2004, 12.7% of our street furniture contracts (weighted by 2000 street furniture revenues) will come up for renewal.

Historically, we have been successful at renewing our existing contracts through public bids. In France, we successfully renewed 81% of our existing contracts that have come up to bid during the last two years. Furthermore, during the last two years we have been successful in approximately 70% of the public bids in which we have participated world-wide. Approximately 55% of our global street furniture revenues (based on 2000 revenues) are contractually secured until 2010 (including our concession in Paris).

Geographic Coverage

We had 1,359 street furniture concessions and over 250,000 street furniture advertising faces worldwide as at March 31, 2001. A majority of our street furniture activities are in Europe, and in particular in France, where we have concessions in 670 cities and municipalities, including Paris, Lyon, Marseille-Aix, Lille, Bordeaux, Toulouse, Nice, Toulon and Grenoble, which are the among the largest cities in France by population. Due to the international expansion of our street furniture activities over the past few years, however, France only accounted for approximately 47% of our street furniture revenues in 2000. The following table sets forth information about the geographic coverage of our street furniture activities in Western Europe.

Country	Number of Advertising Faces as at March 31, 2001
France	86,079
United Kingdom	12,123
Rest of Europe[1]	131,297
Total Europe	229,499

(1) For the purposes of this table, this includes Germany, the Netherlands, Belgium, Spain, Portugal, Sweden, Norway, Finland, Denmark, Austria, Croatia, the Czech Republic and Slovakia. Of these countries, most of our street furniture activities are in Germany, the Netherlands, Belgium, Sweden and Finland.

A key strength of our group is our extensive presence in major cities throughout Western Europe, including in 33 of the 50 largest Western European cities by population, where we control approximately 60% of the overall street furniture panels. In many of the countries where we operate, we believe that having street furniture concession in the key cities is essential to our ability to offer attractive national packages to advertisers. We also expect that our network of major European city concessions will enable us to offer attractive pan-European packages, as this becomes increasingly important to multi-national advertisers.

The following table illustrates our presence in the 50 largest Western European cities by population:

City	Country	Population (in millions)	Principal Street Furniture Operators	
London	United Kingdom	7.19	JCDecaux	Clear Channel (Adshel)
Berlin	Germany	3.43		Wall
Madrid	Spain	2.88	JCDecaux	Cemusa
Rome	Italy	2.65		Clear Channel (Jolly)
Paris	France	2.12	JCDecaux	
Hamburg	Germany	1.71	JCDecaux	DSM
Vienna	Austria	1.61	JCDecaux(1)	
Barcelona	Spain	1.51	JCDecaux	Cemusa
Milan	Italy	1.31		IGP
Munich	Germany	1.21	JCDecaux	
Naples	Italy	1.02		None
Birmingham	United Kingdom	1.01	JCDecaux	Clear Channel (Adshel)
Cologne	Germany	0.96	JCDecaux	Stroer
Brussels	Belgium	0.95	JCDecaux	
Turin	Italy	0.91	JCDecaux	
Marseille	France	0.80	JCDecaux	
Athens	Greece	0.77		Alma
Valencia	Spain	0.74	JCDecaux	Cemusa
Stockholm	Sweden	0.74	JCDecaux	Clear Channel (Adshel)
Leeds	United Kingdom	0.73		Clear Channel (Adshel)
Amsterdam	Holland	0.72	JCDecaux	
Seville	Spain	0.70	JCDecaux(2)	Cemusa
Palermo	Italy	0.69		None
Lisbon	Portugal	0.65	JCDecaux	Cemusa
Frankfurt	Germany	0.64		DSM
Genoa	Italy	0.64		Cemusa
Glasgow	United Kingdom	0.62	JCDecaux	
Essen	Germany	0.61		DSM
Zaragoza	Spain	0.60	JCDecaux	
Dortmund	Germany	0.59		Wall/Ruhfus
Rotterdam	Holland	0.59		TDI
Stuttgart	Germany	0.59	JCDecaux	
Düsseldorf	Germany	0.57	JCDecaux	Wall
Helsinki	Finland	0.55	JCDecaux	
Malaga	Spain	0.55		Cemusa
Bremen	Germany	0.55	JCDecaux	DSM
Duisburg	Germany	0.53		DSM
Hanover	Germany	0.52		DSM
Oslo	Norway	0.50	JCDecaux	
Copenhagen	Denmark	0.49	JCDecaux	
Nuremberg	Germany	0.49	JCDecaux	
Dublin	Ireland	0.48		Clear Channel (Adshel)
Liverpool	United Kingdom	0.48		Clear Channel (Adshel)
Gothenburg	Sweden	0.46	JCDecaux	
Dresden	Germany	0.46	JCDecaux	Stroer
Antwerp	Belgium	0.46	JCDecaux	
Leipzig	Germany	0.45	JCDecaux	
Lyon	France	0.45	JCDecaux	
The Hague	Holland	0.44	JCDecaux	
Sheffield	United Kingdom	0.43	JCDecaux	Clear Channel (Adshel)

Source: Government census reports and Th. Brinkhof: The Principal Agglomerations of the World (December 31, 2000, http://citypopulation.de).

(1) We carry out our activities in Vienna through our affiliate Gewista, in which we have a 67% interest.

(2) We carry out our activities in Seville through our affiliate Planigrama, in which we have a 49% interest.

In 2000, concessions with these cities accounted for approximately 40% of our European street furniture revenues and had an average remaining contract term of 10 and a half years (weighted by 2000 revenues).

To further reinforce our global position in street furniture we are continuing to expand abroad. We believe that a number of attractive new concessions will be offered in the next few years, including in New York and London. One of our principal focuses is the United States, where we won our first street furniture contract in 1994, in San Francisco.

A key part of our expanding activities in the United States will also be our shopping mall street furniture activities. We view shopping malls as the "downtown" of much of the United States, offering similar opportunities for our street furniture concept as traditional city centre locations in Europe. Shopping malls have the advantage of being commercially oriented, giving advertisers who choose to advertise on our street furniture the opportunity to place their advertisements close to points of sale. Our shopping mall contracts include some of the most prestigious malls in the United States, including Roosevelt Field in New York (New York), The Mall at Short Hills in Short Hills (New Jersey), Water Tower Place in Chicago (Illinois) and Century City and the Beverly Center in Los Angeles (California).

As at December 31, 2000 we had entered into master agreements with several major shopping mall developers covering up to 230 shopping malls, many of which are located in major metropolitan areas. Under the terms of these master agreements, the shopping mall developers must require the individual shopping malls that they control to sign individual contracts with us. If they do not control a shopping mall but have an interest in it, they must make a good faith effort to get such malls to sign individual contracts with us. As at December 31, 2000, we had entered, or were bound to enter, into contracts with 161 shopping malls. Currently, we have completed the installation of street furniture in more than 86 shopping malls.

We have also begun to successfully introduce the concept of placing street furniture panels in shopping centres in other markets. Presently we have street furniture panels installed in over 200 shopping centres in six countries in Europe and have plans to expand this concept to the Asian market.

In the street furniture market generally, we are also expanding our presence in Asia and Latin America, where we believe there is significant potential for development. We currently have street furniture activities in Australia, Thailand and Singapore. In Latin America, where the concept of street furniture remains very new, we intend to target the main capitals and we have recently been awarded significant street furniture contracts in Brazil (Salvador de Bahia), Uruguay (Montevideo) and Argentina (shopping malls and auto service stations around Buenos Aires).

Marketing and Sales

We market our street furniture as a premium quality advertising medium. We maintain a sophisticated data base that permits us to analyse the social and demographic characteristics of the areas where we have street furniture. This permits us to offer our advertisers both "mass media" audience exposure as well as access to more targeted audiences. We also have a simulation system that we use to assist our advertisers in designing their advertising campaigns. The system allows advertisers to view a computer generated map of their proposed advertising campaigns several months before they begin, and to modify their campaigns so as to maximise the impact of their advertising.

We offer short-term seven day advertising campaigns, a concept that we originated in order to allow advertisers to maximise their "share of voice" (advertising coverage) over a given period within a specified area. Seven day advertising is essentially an "unbundling" of our advertising space compared to longer campaigns, which allows us to increase the number of faces available for new advertisements at the beginning of each week (amounting to nearly a third of our advertising faces in France, for example) and to give our advertisers the opportunity for maximum advertising coverage. We are able to maintain a high occupancy rate on our street furniture, averaging more than 88% across our network in 2000.

All of our advertising space is sold by our own sales force to advertising and media agencies. Generally our contracts with advertisers are irrevocable and are entered into six months before the start of a campaign. Our rates are specified on standard rate cards, and it is our policy not to offer discounts from our rate cards. Rates across our network may vary according to the size of the city where the panels are located, the season and the occurrence of special events, such as the Olympic Games.

Billboard

We are the number one billboard advertising company in Europe by number of panels, with more than 184,000 display faces in 23 European countries (taking into account our recently agreed acquisition of a controlling interest in Gewista). Our display panels appear prominently near the principal commuter routes throughout our network and provide our advertisers with premium access to a wide range of audiences. Our network includes leading positions in major cities such as Paris, Brussels, London and Madrid, as well as broad territorial coverage in their respective countries. We are represented predominantly by Avenir throughout continental Europe and formerly Mills & Allen throughout the United Kingdom. Mills & Allen was rebranded under the JCDecaux name as of April 1, 2001. Our billboard activities also include the creation and display of neon signs for our advertisers. Our network includes 153 neon signs located in 12 countries.

Our billboard network enables us to offer a broad range of packages to our advertisers. These packages range from a general coverage package, offering advertisers a true "mass media" audience in a selected geographic area, to more specific packages that offer contact with audiences having certain economic, demographic or social characteristics. See "—Marketing".

The sizes and dimensions of our billboards are subject to variation across our network due primarily to local regulation. In all areas, though, our billboards and neon signs are characterised by a high grade of quality and visibility, which is essential to attracting our advertiser's target audience. Our premium billboards are also illuminated, which we estimate increases their audience size by up to 40%. In France, approximately 23% of our billboards are illuminated. We intend to increase our number of illuminated billboards in our global network by significantly through 2005.

Many of our new display panels feature proven and successful street furniture concepts such as back illumination and scrolling posters, both of which are features that we intend to introduce increasingly in our billboard portfolio in the future. Back illumination ensures that our display panels stand out from their surroundings and provides a presentation for our advertisers that is superior to standard lighting due to the consistent appearance provided by interior illumination. Scrolling is the latest technology in multi-faced billboard panels and is gradually replacing the current market standard, trivision panels, which align a series of strips on a triangular bobbin to create the advertising image. In the summer of 2000, we introduced a new generation of scrolling 12 and 18 square meter billboards, which we believe will become the new standard in billboards. Such large format scrolling panels present a higher quality display at a significantly lower cost than trivision panels. Our scrolling billboards are also equipped with remote maintenance and control capabilities, which permits our maintenance force to identify problems quickly or to switch display faces without visiting a billboard's site.

Both our trivision and scrolling billboards increase the number of faces that may be sold for a given panel and creates new marketing possibilities such as time-sharing. Scrolling also helps us to comply with regulations in certain countries in which we are present regarding the number and nature of billboard panels that may be erected in a given area, as it allows us to increase the number of our advertising faces without increasing the number of billboard structures. See "—Regulation".

Land Rental

We lease the sites of our billboards principally from private landowners, and to a lesser extent from municipalities and railway authorities. We also own certain sites in the United Kingdom. With private landowners, we typically enter into short term contracts (usually 6 years) for one or more sites and pay rents directly to the landowner. We also have a few large contracts with universities and real estate companies. Contracts lengths vary greatly throughout our network, often as a result of local regulation, but tend to be short and provide for tacit renewal. Municipalities and railway authorities usually franchise certain advertising rights, granting us the right to install display panels on their property for a fixed period of time.

Geographic Coverage

We have over 184,000 display faces in 23 European countries. The majority of these panels are situated along the principal commuter routes that run between and around the major cities in each country. The greatest number of our panels are in France, where we had 55,098 display faces as at March 31, 2001. Our most significant city is Paris where we had 1,605 display faces as at December 31, 2000, or 34% of the total billboards in that city. The following table sets forth information regarding the geographic coverage of our billboards:

Country	Number of Display Faces as at March 31, 2001
France	55,098
United Kingdom	13,002
Rest of Europe(1)	116,125
Total Europe	184,225

(1) For the purposes of this table, this includes Germany, the Netherlands, Belgium, Ireland, Spain, Italy, Portugal, Sweden, Norway, Finland, Denmark, Bosnia, Bulgaria, Yugoslavia, Croatia, Slovenia, the Czech Republic, Hungary, Poland and Slovakia. The majority of our faces are located in Austria, Belgium, Spain, Portugal, Italy, the Czech Republic and Hungary.

Our neon sign activities are located predominantly in France, which accounted for approximately 42% of our total neon sign advertising sales in 2000. Paris is the focus of our neon sign advertising business activity in France, accounting for over 91% of our French neon sign revenues. Other countries in which we have substantial neon sign activities include Spain, Poland and Belgium.

Marketing

We accommodate the needs of our diverse clientele by offering innovative packages aimed at providing them with access to their target audiences, and by providing them with high quality and well-situated display panels. Our clients are both national and local advertisers that offer products to both broad and more specialised customer bases. We also have strong relationships with media buyers and advertising agencies, who typically serve as intermediaries between us and our advertisers.

A large proportion of our business comes from short-term seven to 15 day advertising campaigns, although in some countries, such as France, long-term packages averaging from one to three years also contribute significantly to our revenues. Long-term packages tend be purchased to provide directions to the location of a particular advertiser or to promote its corporate image. We are able to post a nation-wide campaign in France within 24 hours. Unlike street furniture advertising, prices may be discounted from our standard rate cards, consistent with market practice.

Each of our advertising packages is assembled in conjunction with audience measurement techniques that we helped to develop. These include Affimétrie in France, POSTAR in the United Kingdom, GEOMEX in Spain and SUMMO in the Netherlands, which provide audience measurement and analysis for billboard advertising similar to that which is available for broadcast media such as radio and television. These tools are further complemented by Geo-Logic, a proprietary market analysis tool that permits us to study the socio-demographic characteristics of the areas where our structures are located. We use this data to create advertising packages that focus on particular characteristics, such as age, income, internet usage or the proximity of panels to particular retail stores. This statistical information has also helped us in optimising the placement of our panels and selecting new sites.

Based on our market research regarding the audiences that come into contact with our billboards, we offer a variety of short-term advertising packages aimed at meeting our advertisers' various needs and objectives. For example, advertisers can buy display faces that provide them with homogenous regional coverage, focused coverage in a key city, or nation-wide coverage allocated pro rata according to population density. Other packages offer only 100% back illuminated display panels that are arranged head-on to their intended audience, guarantee a minimum audience level, or focus on particular settings such as grocery stores or metro stations.

Timesharing is the latest example of how our geo-marketing expertise and state-of-the-art network of billboards can work together to best serve our advertisers. With the advent of scrolling billboards and remote control technology, we are now able to manage in a very precise manner the display face that appears on a billboard at a given time. Based upon our measurements of the audiences likely to come into contact with each scrolling display panel during the course of a day, we now offer our advertisers the option of targeting their potential audience at the times that such audience is most likely to be in the vicinity of a given billboard. Along the Paris périphérique (ring road), for example, we now sell separate advertising packages on our panels during the morning, afternoon and evening hours.

Transport Advertising

Our transport advertising business includes a world leading airport advertising business, advertising concessions in eight metros and mass transit systems, and the Eurostar terminal and Eurotunnel advertising concessions. We had over 81,000 advertising faces in 14 countries in our transport advertising activities as at March 31, 2001.

Airport Advertising

Although it is difficult to obtain reliable industry sources for airport advertising worldwide, we estimate that we accounted for approximately 35% of worldwide airport advertising revenues in 2000 and that we are the leading airport advertising company in the world. We have 140 concessions located in the world's most important advertising markets, including key airports such as Charles de Gaulle and Orly in Paris, Heathrow and Gatwick in London and JFK and La Guardia in New York. We have also recently expanded our business through a joint-venture with the Frankfurt airport authorities. The following table sets forth our activities in the top 10 destinations in terms of passenger volume in 1999:

City	1999 Passenger Volume (millions)	Concession Holder
London	109	JCDecaux
New York	91	JCDecaux
Chicago	86	Clear Channel (TMI)
Tokyo	80	Local company
Atlanta	78	Clear Channel (TMI)
Paris	70	JCDecaux
Dallas	67	Clear Channel (TMI)/ JCDecaux
Los Angeles	64	No advertising
Frankfurt	46	JCDecaux /In house(1)
Houston	42	JCDecaux

Source: ACI Traffic Data

(1) JCDecaux has a 39% interest in a partnership with the Frankfurt Airport authorities that is responsible for airport's advertising activities.

In seeking airport concessions, we target major international airports that are attractive to large, international advertisers. Several major international airports currently manage their own advertising concessions (including Charlotte (USA), Amsterdam, Munich, Vienna and Berlin), several have no advertising (including Los Angeles), and several significant concessions expire in the near future (including Minneapolis and Detroit). We believe that our experience to date in managing airport concessions, the synergy between airport and street furniture advertising and the market reaction following our recent success in winning the airport in Arlanda (Sweden), will make us an attractive bidder.

Audiences in international airports are particularly sought after by advertisers because typically they include a high percentage of business travellers, which are difficult to reach by another medium, which spend a considerable amount of time waiting for their planes and baggage and which are relatively accessible and willing to consider an advertiser's message. Airport advertising represents one of the only ways that advertisers can gain access to this audience. The volume of passengers in airports has grown at an average annual rate of 5% between 1995 and 1999.

We seek to obtain the exclusive right to place advertising in airports under concessions granted by the authorities that operate the airports, most of which are government or quasi-government authorities. Concessions are typically granted through competitive bids, for a duration that typically ranges from five to ten years. At the end of 2000, the average remaining term of our airport advertising concessions was approximately four years (weighted by 2000 revenues), and a majority of our contracts were exclusive. As our initial capital investment and ongoing maintenance expenses are typically much less than for our street furniture contracts, we pay a percentage of our advertising revenues to airport authorities under our concession agreements. In some cases, we also provide amenities such as airport maps and informational directories.

We design and position our airport advertising structures to blend in with the overall design of the airport terminals and to provide our advertisers with the best exposure and impact upon their audience. Our products include wall mounted panels, dioramas, free standing panels, car displays, trolley panels and courtesy phone centres. These panels are placed where passengers tend to congregate, such as check-in areas, passenger lounges, gate areas, passenger corridors and baggage carousel areas. We are also developing new voice recognition airport directories, plasma screens that support animated advertising and interactive kiosks that permit on line advertising. These panels offer advertisers the opportunity to interact with their target audience close to points of sale.

We also build custom-made structures for our advertisers, such as oversized models of their products, which we design and locate so as to have a maximum impact on vehicle traffic coming to and leaving from the airport. Outside of some airport terminals we also have scrolling panels on bus shelters and parking barriers.

We sell advertising packages for individual airports, as well as packages that allow international advertisers to display their advertisements in multiple airports around the world. We also offer our advertisers access to more specific audiences, including packages that focus their campaigns upon first class passengers, domestic passengers or outgoing international passengers. We were the first airport advertising company to develop a transport audience measurement system, called RADAR, which we use to map our advertising locations by retail proximity and to determine the socio-demographic characteristics of their potential audience. The majority of our airport advertising campaigns are long-term, with 66% of our advertising revenues in 2000 realised under campaigns of 6 months or more.

We have airport advertising concessions in eight countries. The following table breaks down our airport advertising concessions by geographic region as at March 31, 2001:

Country/Region	Number of Airports	Number of Advertising Faces
France	45	4,347
United Kingdom	8	2,370
Rest of Europe(1)	34	1,974
Americas(2)	52	7,838
Asia/Pacific(3)	1	426
Total	140	16,955

(1) At present, our airports are located in Spain, Portugal, Germany, Sweden and Poland.

(2) All of our airports are located in the United States.

(3) We have the concession for the Hong Kong airport.

Metro and Other Transport Advertising

We have concessions for advertising in metro systems in Hong Kong, Singapore, Barcelona, Vienna and Bilbao, as well as in Rome, which we were recently re-awarded in a competitive tender for an additional five years. The Hong Kong metro contract is one of the largest worldwide, and we believe it gives us a strong base for expanding our metro advertising business in Asia. We also have concessions for the London and Hong Kong express train airport links, an area that we believe has significant growth potential. In 2001, we were awarded several contracts in Australia, including the buses in Adelaide and the tramway, buses and rail stations in Melbourne.

Metro audiences are similar to billboard and street furniture audiences. To capture their attention for our advertisers, we use similar geo-marketing analysis that has been successful in our other activities. Advertising packages are designed to target specific audiences and different times of day. We place our high quality advertising structures in locations that have significant pedestrian traffic, or that are easily visible to passengers waiting for or travelling inside of trains, and keep them scrupulously maintained.

The original duration of our metro contracts is typically between three and seven years, and the average remaining duration of our contracts as at December 31, 2000 was three and a half years (weighted by 2000 revenues). As the initial investment and ongoing maintenance requirements of metro concessions are typically lower than those required in street furniture contracts, we pay the concession grantors a percentage of our revenues.

We also have the advertising concessions for the Eurostar terminal in London and the Eurotunnel. Together with our concessions at London airports, we offer advertisers the opportunity to have their advertising campaign reach approximately three quarters of all travellers entering or leaving the United Kingdom. We believe that this gives us the potential to offer attractive packages to advertisers targeting this audience.

Sales and Rental of Street Furniture and Related Services

While our principal street furniture activity involves building structures on which we place advertisements, we also sell and rent non-revenue producing street furniture to municipalities and provide maintenance services to municipalities on a fee basis, principally in France and the United Kingdom. In 2000, sales and rental of street furniture represented approximately 6% of our overall revenues, and maintenance services for street furniture and billboards represented approximately 2% of our overall revenues.

Our Advertisers

Our advertisers include major luxury goods companies (L'Oréal, LVMH and Chanel), automobile companies (Renault/Nissan, Peugeot, Ford), household products companies (Unilever, Procter & Gamble), food and retail companies (Nestlé, Danone, Mulliez/Auchan, Kingfisher, H&M) and telecommunication companies (France Télécom/Orange, Bouygues Télécom, Vodafone, Nokia). No single advertiser represented more than 1.5% of our 2000 revenues.

The following table sets forth our approximate revenues from our top ten advertising clients as well as the percentage of our 2000 revenues:

Advertiser	2000 Revenues (In millions of Euros)	% of 2000 Revenues
Nestlé	16.8	1.3%
Unilever	14.1	1.1%
Danone	13.6	1.0%
Renault/Nissan	13.5	1.0%
L'Oréal	13.3	1.0%
Peugeot	12.0	0.9%
Ford Motors	11.6	0.9%
France Telecom/Orange	10.9	0.8%
Diageo/UDV	9.8	0.8%
Mulliez/Auchan	9.5	0.7%
Total	125.0	9.6%

Our principal revenues come from clients in the entertainment and leisure sector, the telecom and technology sector, the foodstuff sector, the retail sector and the personal care/luxury goods sector. The following table sets forth our annual advertising revenues by sector in 2000:

Sector	Percentage of our 2000 revenues
Entertainment/Leisure	13.6%
Telecom/Technology	9.4%
Foodstuffs	8.6%
Personal care/Luxury goods	8.0%
Automobile	7.2%
Finance	7.2%
Retail stores	6.6%
Services	6.4%
Fashion	6.3%
Travel	5.8%
Internet	5.1%
Miscellaneous (including restaurants)	3.5%
Liquor/Wine	3.5%
Beer	2.5%
Tobacco	2.4%
Other	3.9%
Total	100.0%

In 2000, alcohol advertising accounted for 6.0% of our overall revenues (of which 2.5% were from advertisements for beer) and tobacco advertising accounted for 2.4% of our overall revenues. In light of the increasing number of countries that have banned tobacco companies from advertising their products on outdoor advertising media, this amount is likely to decrease in the future. See "—Regulation". Advertising sales to internet companies and for internet-related services accounted for 5.1% of our overall revenues in 2000, including approximately 2.3% to established internet companies such as America Online and MSN.com and 1.0% to old economy companies such as BNP Paribas and France Télécom advertising their internet-related services.

Our Contracts

The Public Bid Process

Most of our street furniture and transport advertising contracts that we enter into today with governments and public authorities are subject to a public bid process.

In France, the public bid process is governed by detailed rules regarding competition, publicity and procedures required by this process. In order to ensure fair competition, bid rules also require us to reinvest in new urban amenities even when an existing contract is renewed. If the procedures are not complied with, an administrative judge may cancel the relevant contract and a criminal proceeding may be brought against the company. In addition, under French law, any governmental or local authority party to a public contract has the right to partially or fully terminate such contract for reasons of public interest, regardless of whether the contract provides for such a termination right. In such a case, the private party is legally entitled to compensation for at least a portion of the net value of its investments and its operating costs and, in certain limited situations, may be awarded lost profits. While we have rarely had a contract terminated for public interest reasons, we cannot assure you that this will continue to be the case in the future and, if so, that we would receive an amount sufficient to cover our costs.

The application of these public tender rules in France to street furniture contracts is currently in a state of flux. Recently, Decree No. 20-01/210 of March 7, 2001 of the *Nouveau Code des Marchés Publics* was enacted, with effect as of September 9, 2001. The decree provides that contracts that involve money payments by a public entity fall within its scope. Applying this rule, our public street furniture contracts (which do not cost municipalities any money) should no longer fall within its scope. Because this law is new, we cannot be certain of the ultimate interpretation of the law as applied to our contracts.

In addition, European Union directive no 92/50 of June 18, 1992 mandates that contracts in an amount greater than €200,000 cannot be renewed or extended without conducting a new public bid process that complies with certain procedures set forth in the directive. Pursuant to European Union law, this directive is applicable in all countries that are members of the European Union and typically applies to our street furniture and transport advertising contracts in such countries.

Principal Terms of Street Furniture Contracts

Our street furniture contracts usually take the form of concession agreements with cities or municipal authorities. In certain countries, the city's governing body must approve the contract before it may be executed. Contracts tend to differ based upon the needs of the city, the amount of non-advertising street furniture that they require and the level of involvement they seek to have in the management of the street furniture program. Some of the principal terms common to most of our street furniture contracts include the following:

- Terms ranging from eight to twenty-five years. The contracts are generally terminable in the event of a material breach as well as for reasons relating to the public interest.
- We are obliged to install and maintain the street furniture at our own expense.
- We receive the right to advertise on certain of the street furniture that we install. Under some contracts, we also receive the exclusive right to install additional street furniture of the same type or to carry out advertising activities in the areas covered by the agreement. This includes installing additional street furniture to meet the city's evolving needs.
- The initial location of street furniture is generally subject to common agreement. The nature and content of the advertisements that we post is typically subject to certain limitations set forth in the contract, as well as periodic review by city authorities.
- Under certain circumstances, the cities may request that we relocate display panels to an alternative location in the city. This is often at our expense for relocation of 3% to 5% of the panels annually, then at the city's expense.
- In most cases we retain title to all street furniture that we install. Upon the expiration or early termination of an agreement, we may offer (or be required to offer) the city the opportunity to purchase the existing street furniture, or we may remove it at our own cost.

In France, as a result of a July 1998 decision by the French *Conseil de la concurrence* (the French competition authority), the terms of our street furniture contracts in France are subject to certain limitations. In particular, contracts entered into after July 1998 may no longer contain a tacit renewal provision (although it is our view that such a provision in contracts entered into prior to such date remains valid). In addition, French contracts cannot include separate terms for individual pieces of street furniture, and cannot grant preferential rights to supply additional street furniture that a municipality may seek to obtain after the commencement of an agreement. According to a decision dated November 29, 2000 of the French *Conseil d'Etat* (Supreme Court) the existence of a tacit renewal clause requires a new contract to be put out for bid pursuant to a public tender process. We do not believe that this decision applies to our street furniture contracts, which are neither public contracts nor contracts to undertake a public service. Notwithstanding our view, nearly all of our contracts that contain such clauses have been renewed through a public tender process. Moreover, we take the position that only the local authorities (and not our company) may use such clauses to renew our contracts.

Principal Terms of Transport Contracts

Airport and metro advertising contracts vary considerably. This variation depends upon the extent to which the transport authority seeks an active role in managing and determining the content of the advertising that appears in its terminals. This choice of approach may affect contract terms such as title to the display panels, termination rights, the degree of exclusivity that the authority is willing to give, and the location and content of the display panels. Some of the principal terms common to most of our transport advertising contracts include:

- A term of five to ten years. Certain contracts are subject to early termination upon two or three months notice. Other contracts permit early termination only in the event of a material breach of the agreement and failure to cure.
- We pay a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances.
- Depending upon the requirements of a particular transport authority, we typically design, build, install and maintain, at our own expense, wall panels, dioramas, free standing panels, courtesy phone centres and bus shelters. We also provide certain transport authorities with flight or train monitors, advertising space and informational materials such as maps.
- We may receive exclusive or non-exclusive rights to conduct advertising activities in a part or all of a transport authority's terminals. Some authorities also extend our rights to outdoor bus shelters and terminal arrival platforms.
- The initial location of display panels is generally subject to common agreement. Quite often, however, the content of the advertising and the rates charged may be subject to the approval of the transport authority. Our rights also may be limited in these respects by airlines that have sub-leased space from an airport authority and that may, as a result, have certain rights to determine the location and content of advertising displays in such areas.
- Relocation of displays depends on the terms of the particular agreement, ranging from all relocations being at our cost to all being at the cost of the transport authority.
- Depending upon the contract, we either retain title to the advertising fixtures or sell them to the transport authority upon installation. In the former instance, some transport authorities may buy (or require us to sell) certain advertising fixtures upon the termination or expiration of the contract.

We also have certain billboard advertising agreements with municipalities and public authorities, including the Paris metropolitan region, the London regional rail authorities and certain municipalities in Spain. Typically, contracts with these authorities grant us the right to install display panels for a fixed period of time on public property, including the land on which trains operate and municipal property along highways.

Private Contracts

Contracts to build advertising structures on private land are obtained either through direct negotiations with the landowner or through an open bid process.

Principal Terms of Billboard Advertising Contracts

A billboard advertising contract usually takes the form of a lease agreement that we enter into with private landowners. In certain countries, including France, the terms of these lease agreements are regulated by law. Some of the principal terms common to most of our billboard advertising contracts include:

- A term of up to six years in France, with tacit renewal from year to year thereafter. This term may be longer in countries where the term is not limited.
- We have free access to the site to the extent necessary for us install and maintain the billboards.
- The agreements provide for the type of structure and the nature and size of the bills that may be posted on the site, and for the rent paid to the lessor.
- The lessor is responsible for ensuring that the billboards remain visible and unobscured by vegetation.
- In the event of a material breach of contract that is not cured in a timely manner, a change in applicable regulations or a significant change in the value of the site, we may suspend or terminate the contract.

Principal Terms of Shopping Mall Street Furniture Contracts

Shopping mall street furniture contracts usually take the form of a master concession agreement with a shopping mall developer and then a separate lease agreement with the manager of each mall property. The terms of the leases typically track the terms of the master agreement, but vary as to certain terms depending upon the size, layout and quality of the mall. The master concession agreements require developers to offer us the opportunity to advertising concession rights in all malls that they control, and to use their best efforts to induce malls in which they have an interest but do not control to enter into street furniture contracts with us. Any new malls acquired or developed by the developer during the term of the master agreement must also be offered to us. Some of the principal terms common to most of our shopping mall street furniture contracts include:

- A term of 15 years, subject to early termination in the event of a material breach of the agreement by either party.
- We are obliged to design, build, install and maintain, at our own expense, wall panels, free standing panels and information directories.
- We receive the exclusive right to use the common areas of the mall to sell commercial advertising space on fixed and scrolling display panels in return for a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances. The location of the panels is initially subject to common agreement. Certain advertising may be prohibited by shopping mall managers, such as advertisements by competing shopping malls or by stores that compete with those in the shopping mall. We do not have any rights with respect to the publicity posted by third-party tenants on their own property.
- Under certain circumstances the mall manager may request that we relocate display panels, at our own expense, to an alternative location in the mall.

- We retain title to all display panels and information directories that we install. Upon the expiration or early termination of an agreement, we may offer the mall manager the opportunity to purchase the existing panels and directories or we may remove them at our own cost.

Manufacturing

The manufacturing process largely consists of two processes: the manufacture and installation of advertising supports such as street furniture and the weekly preparation of advertising posters for distribution throughout our panel network.

We subcontract the manufacture of our street furniture and billboard structures to a variety of third parties. Some of our largest suppliers include ETS Georges Klein, Rousseau and CSI, which together accounted for 18% of our annual manufacturing purchases in 2000. No subcontractor accounts for greater than 10% of our annual manufacturing costs. Much of our street furniture is also assembled by third party contractors, although we assemble the most complicated items, such as the automatic toilets and the rotating decorative columns, ourselves. Finally, all quality control inspections, installation and repairs are carried out by our own specially-trained service technicians.

We prepare all of the advertising sheets that appear on our advertising panels prior to distributing them throughout our network. Our two major facilities for preparing advertising posters destined to appear on our street furniture are located in Plaisir and Lyon, France. We also have similar but smaller facilities located outside of France. Each week, advertising sheets are sent to these facilities by our advertising clients, where the sheets are joined together into full-sized posters. Rotating posters are also joined together at this stage and long-term posters are laminated. The posters are then rolled and sorted for distribution throughout our network. Traditional non-rotating billboard posters are prepared for distribution at other facilities that we maintain. We principally use paper advertising posters in our billboard network.

Innovation in Product Research and Development and Marketing

A significant portion of our success is due to our strong commitment to research and development. We have a full time staff of approximately 130 employees, who are responsible for keeping us on the leading edge of the outdoor advertising business. Our strong commitment to research and development has translated into a record of developing a significant new concept approximately every five years throughout our history. We believe that leadership in new and innovative products is important, as on average a new street furniture structure takes approximately 12 months to design and develop. The following are some of our most significant innovations:

- In 1964, we designed and installed the first bus shelters in Lyon, France.

- In 1972, we introduced the first free standing information panels.

- Since 1973 we have offered our advertisers seven day campaigns with respect to our street furniture. Due to its great success we are in the process of expanding this concept to all of our other areas of activity.

- In 1973, we first introduced back-illumination to certain of our display panels.

- In 1976, we invented "seniors", which are large format street furniture advertising panels.

- In 1976 we introduced scrolling panels to our citylight panels and seniors. We have subsequently expanded this highly effective concept to our billboards, allowing us to increase advertising space without increasing the number of structures, and to sell space on a "time share" basis that permits advertisers to target the audiences that view their advertisements at different times of day. As of December 31, 2000, approximately 4,000 of our senior panels were equipped to permit time-sharing.

- In 1980 we installed the first outdoor automatic public toilets in Paris, after several years of development. These have been greatly modified over time, and are currently in their sixth generation. Our recent innovations include the installation of universal access public toilets in San Francisco in 1995, where we demonstrated a sensitivity to the needs of the local population that we believe is a key to expanding in the United States.

- In 1997 we installed our first "Infobus", a system that automatically gives passengers the waiting time for the next bus, either on screens located in our bus shelters or via fixed or cellular phones. Some of our latest generation bus shelters also feature solar panels, which generate a portion of the electricity consumed by the illuminated advertising panels, and internet access terminals. Infobus is now operational in five cities in France and Belgium, with installation planned in several other cities in the near future.

- In 1999, we developed a system for automatic detection of the repair needs of our advertising displays by telephone, permitting our maintenance force to pinpoint malfunctions from remote locations and to respond rapidly. This also enables us to provide highly detailed feedback to our clientele regarding the efficacy of our products.

- In response to recent customer demands, we have also recently designed voice recognition information directories for airports and shopping malls, as well as plasma screens and interactive kiosks that allow us to provide animated and on-line advertising near points of sale.

In 2000, we spent €20.6 million on research and development, representing approximately 1.5% of our revenues. All of these research and development costs were treated as operating expenses in our consolidated financial statements. We anticipate maintaining our strong commitment to research and development in the years to come.

Regulation

Our outdoor advertising business is subject to significant regulation by national and local authorities in the countries in which we operate. In general these laws restrict the nature, density and location of billboard advertisements and the type of products that may be the subject of such advertisements.

In France, the Law of December 29, 1979 sets forth the general rules applicable to outdoor advertising visible from a public roadway. The law permits advertising within urban areas subject to certain conditions and prohibits advertising in rural areas, on nature reserves and on buildings of historic significance without express permission of local authorities. In urban areas of less than 10,000 inhabitants, no display panel may be larger than 16 square meters or 7.5 meters high. Illuminated signs also have particular size restrictions and typically may not remain illuminated between 10 pm and 7 am. Local authorities may also decide to limit or prohibit advertising within their community. Under a regulation adopted in 1996, any new advertising panel must receive the prior approval of local authorities.

In Belgium, a recent law (*Réglement Regional Urbain de l'agglomération bruxelloise*) places similar limits on advertising panels in Brussels and its surrounding regions. In the United Kingdom, outdoor advertising is regulated by the Town and Country Planning (Control of Advertisements) Regulations of 1992. Like the French regulatory scheme, it permits advertising subject to certain conditions on location, size, content and illumination. Although most billboards require the express consent of local planning authorities before they may be erected, an application may not be denied unless the billboard threatens public safety or overall harmony of an area.

Street furniture advertising panels in France are also restricted as to their size, and those street furniture pieces reserved for information of a general, local or artistic nature must reserve at least half of their advertising space for such information. Although street furniture falls within the scope of the regulatory scheme in the United Kingdom, the consent of the municipal authority with respect to the street furniture is typically obtained at the same time as that of the local planning authority.

Certain countries also have more specific limits regarding the form and subject-matter of advertising that may be displayed outdoors. In France, for example, all text on outdoor advertising must be in French (or provide a suitable translation). More typically, advertisements regarding alcohol must be accompanied by a health disclaimer in countries such as France and the United States, and outdoor advertisements for tobacco products are banned in many countries, including France, Italy, the United States and Hong Kong, as well as in Germany, the Netherlands and Spain as of July 2001.

For a description of the specific regulations applicable to public contracts, see "—Our Contracts—The Public Bid Process".

Competition

We face competition in the outdoor advertising market from several international outdoor media groups, as well as various national, local and niche players, particularly in the billboards. Our principal competitors in substantially all of our activities and regions are Clear Channel and Infinity/ Viacom and their respective affiliates. Our other major competitors in the principal countries where we operate include the following:

- *France:* Metrobus (transport), Defi (neon signs) and Liote/Citylux (neon signs).
- *United Kingdom:* Maiden (Citylight panels and billboards), Scottish Radio Holdings (Citylight panels and billboards), Scottish Media Group (Citylight panels and billboards).
- *Germany:* DSM (street furniture and billboards), Stroer (street furniture and billboards), AWK (billboards), Wall (street furniture), Degesta (street furniture), DERG (street furniture and billboards).
- *Spain:* Cemusa (street furniture).
- *United States:* Lamar Advertising Company (billboards), Interspace (transport), AK Media (billboards), Adams Outdoor (billboards) and Tri-State/PNE Media (billboards).
- *Australia:* APN (transport).

In other countries, we have numerous local competitors, some of whom are the leaders in their particular business activities. In general, we also compete for advertising revenues against other media such as newspapers, magazines, television, radio and the internet.

Intellectual Property

We own and protect through exclusive rights (trademarks, registered design and patents), both in France and in the principal countries in which we are present, the intellectual property that is necessary to our business. In particular, the "JCDecaux" trademark is protected in many countries throughout the world. Designs of bus shelters, Morris columns, billboards and interactive kiosks, many designed by world-renown architects (including Lord Norman Foster, Jean-Michel Wilmotte, Renzo and Matteo Piano and Gae Aulenti) have been registered. Technical innovations such as Infobus, voice recognition kiosks and automatic public toilets are protected by patents.

The main exception to our exclusive ownership of the industrial and intellectual property rights used in the operation and marketing of such advertising spaces is the "JCDecaux" name, which JCDecaux Mobilier Urbain owns, and "JCDecaux Communication Extérieure", which we registered but which Mr. Jean-Claude Decaux and JCDecaux Holding also have rights to. Pursuant to an agreement for the utilisation of trademarks, entered into among Mr. Jean-Claude Decaux and

JCDecaux Holding on the one hand, and JCDecaux SA and JCDecaux Mobilier Urbain on the other hand, we and our subsidiaries expressly have the right to freely use and register the "JCDecaux" and "JCDecaux Communication Extérieure" trademarks, as well as any other trademark including the term "JCDecaux" in the operation and marketing of advertising spaces appearing on street furniture, billboards or illuminated advertising fixtures. Mr. Jean-Claude Decaux and JCDecaux Holding have undertaken not to use such trademarks in the conduct of such businesses.

Pursuant to an agreement dated July 1, 2000 assigning industrial and intellectual property rights, JCDecaux Holding assigned to us the remaining trademarks, registered designs and models, patents and copyrights previously held by it and used in the operation and marketing of advertising spaces appearing on street furniture, billboards or illuminated advertising fixtures. We paid 10 million French francs (approximately €1.52 million), before taxes, for these rights.

Employees

As of December 31, 2000, we had 6,782 employees, 3,504 of whom worked in France and 3,278 of whom worked outside of France. Approximately 65% of our employees work in our operations department, 13% in management and administration, 13% in our sales and marketing department, 7% in our concession relations department and 2% in our research and development department.

By business activity, our employees are divided up as follows: 73% in street furniture, 22% in billboards and 5% in transport. In billboards, we also subcontracted approximately €26 million worth of work to third parties in 2000.

We offer and insist upon numerous training programs for our employees, beginning with integration seminars for newly hired staff and continuing with ongoing internal and external training programs. We also publish internal job opportunities to encourage professional mobility.

The following table sets forth the growth of our staff over the last three years:

	Employees as of December 31,		
	1998	**1999**	**2000**
Operations	4,297	4,355	4,435
Concession relations	424	452	437
Research and development	104	115	133
Sales and marketing	638	768	899
Administration	717	811	878
Total	6,180	6,501	6,782
France	3,440	3,482	3,504
Outside of France	2,740	3,019	3,278

Nearly all of our employees in France have contracts that are terminable at will and are represented by the *convention collective nationale des entreprises de la publicité et assimilés* (the national advertising union). Our employees are also entitled to certain benefits under various savings plans (*plan d'epargne*) that we have instituted.

Pursuant to an agreement signed in July 1998, the working hours of the majority of our French employees in street furniture and transport advertising have been limited to a 35 hours per week since October 1, 1998. In exchange, wage increases for such employees were suspended until December 2000. In order to comply with recent national legislation, the working hours of the majority of our French employees in billboard advertising were similarly reduced in July 2000. The reduction in the working hours of our French employees should not significantly affect our financial condition.

Insurance

Subject to certain limitations, we have insurance that covers damages suffered by our companies worldwide, and lost profits associated with any such incidents. We are also insured against civil liability that might arise from injuries suffered by third parties as a result of our business activities. Finally, our directors are insured against personal liability for actions legally taken by them on behalf of our company.

Facilities

All of our facilities are owned by us or leased pursuant to long-term leases.

Certain of these facilities are owned by entities that are owned or controlled by members of the Decaux family, including our corporate headquarters in Neuilly-sur-Seine, and our other facilities in Plaisir, Maurepas and Puteaux, each a suburb of Paris, London, Brussels and Madrid. The terms and conditions of these leases are similar to those negotiated by the Company with third parties on an arm's length basis. In 2000, the rents that we paid pursuant to these agreements totalled €4,922,000. We rent each of these facilities pursuant to leases entered into on an arm's-length basis.

Our operational headquarters and principal research and development facilities are located in Plaisir, a suburb of Paris. We maintain other principal administrative headquarters in Neuilly-sur-Seine, also a suburb of Paris, London and other major cities in which we are present. We are in the process of selling Avenir's old headquarters in Boulogne, a suburb of Paris, as part of our costs-saving initiative.

We have advertising poster preparation and distribution facilities in each of the regions in which we conduct business. Our two principal facilities are located in Plaisir and Lyon, France.

Litigation

We are regularly involved in legal proceedings within the course of our business activities. These business activities often involve contracts with municipalities and public authorities that may give rise to exceptional termination rights and administrative proceedings.

Several years ago, Mr. Jean-Claude Decaux was charged by a Belgian court with violating public campaign finance laws. He was sentenced on July 15,1992. In accordance with Belgian penal procedures, Mr. Decaux's conviction was expunged from his record on October 3, 1996, after the passage of a certain period of time.

In February 2000, Mr. Jean-Claude Decaux was sentenced by a French court in Bordeaux of conspiring to restrict free and equal access to a public bid process in connection with a contract for the rental of "Absolute Hour" clocks to the region of Aquitaine. This decision is currently being appealed. In this case, the region privately negotiated the clock rental agreement with our company, as other municipalities had done, on the basis of the parties' belief that such contract fell within an exception set forth in Article 104-II-1 (previously Article 312bis) of the French regulations governing public contracts. This exception provides that a municipality may privately contract with a supplier for particular goods, without recourse to a public bid procedure, when such supplier, as a result of a patent, license or other exclusive rights that it possesses, is the only party that can provide such goods to the municipality. Our "Absolute Hour" clocks have a patented system that keeps them automatically adjusted to the correct time. This contractual relationship was notified to both the *Préfet* and the *Chambre Régionale des Comptes* and neither opposed its execution. Our annual revenues from the rental of "Absolute Hour" clocks in France amounted to approximately €1.7 million in 2000. Before it was terminated, the Absolute Hour clock rental contract with the region of Aquitaine accounted for €528,000 in annual revenues. Revenues from other French contracts negotiated on a similar basis amounted in 2000 to €21.8 million for our outdoor automatic toilets and €11.1 million for our electronic message boards. It is possible that certain of these contracts could become the subject of similar litigation. Given that most of our French street furniture rental contracts are due to expire within the next few years, however, any such litigation is unlikely to have any adverse effect upon our business.

We are currently being sued in French commercial court by Haut-de-Seine Publicité ("HSP"), a French company, for amounts that it claims to be due under contracts that it has with us relating to advertising rights for the towns of Gennevilliers, Colombes and Nanterre. Due to a change in commercial strategy by Avenir after joining our group, we have terminated such payments to HSP. HSP's claim is for a total of €1.14 million. Advertising revenues from these towns represented €326,000 of our overall 2000 revenues. Since the termination of the contract, the town of Colombes has held a number of public bid processes, including one for billboard advertising rights that we won.

In March 2000, Havas Media Communication and its parent company Vivendi S.A. filed a request for summary proceedings against us demanding repayment of a *précompte* tax amounting to approximately €4.8 million that it deemed to be due, under the rules of consolidated accounting, as a result of an exceptional dividend of almost €98.9 million (including *précompte* tax) distributed by Avenir just before being purchased by us. A *précompte* tax is payable on certain exceptional dividends such as the one at issue. We have refused to pay the *précompte* tax on the grounds that it became due before Avenir and Havas Media Communication stopped having consolidated accounts. On April 27, 2001, the court held in favor of Vivendi. We are currently appealing this decision.

We are being sued for approximately €3.8 million by DIAT for the use by one of our subsidiaries of an anti-grafitti process that DIAT licensed to our subsidiary. We do not believe that DIAT's process is suitable for industrial use.

In the context of our acquisition of Avenir, we have given notice to Havas Media Communication of various claims that we have for its breach of its representations and warranties under the Share Purchase Agreement, dated May 7, 1999. We are in the process of consolidating these claims before submitting them definitively to Havas. The claims mostly relate to their application of certain accounting rules prior to the acquisition and to the existence of tax liabilities at the time of purchase.

We are or have been party to a number of administrative proceedings with various municipalities, both initiated by us as a result of their termination of our contracts or improper decision to grant public contracts to our competitors, or initiated by our competitors. In particular, we currently have outstanding claims for approximately €4.7 million against the region of the Alpes-Maritimes, approximately €610,000 against the city of Draguignan, approximately €900,000 against the city of Antibes, approximately €600,000 against the city of Béthune and approximately €3 million against the city of Rennes. We are also the target of three claims seeking to annul public contracts, or extensions to such contracts, to which we are a party.

A judicial investigation by the regional *Cour des Comptes* in Nord-Pas de Calais is currently underway to determine whether, in certain circumstances, it is permissible to privately negotiate public contracts.

During the last ten years in France, we have been the subject of seven claims brought by third parties involving the authorisation of our street furniture contracts by local authorities; three of these claims resulted in the authorisations of such contracts being rescinded. During the same period, our street furniture contracts were the subject of 15 investigations by local authorities; six of these contracts were terminated. Finally, in two instances local municipalities brought claims directly against us; each claim was dismissed. Similar administrative and judicial proceedings are brought against us from time to time in other countries in which we conduct our activities. Although we maintain that the company and its executives have complied with public tender requirements, application of these procedures and related rules is complex and often involves difficult factual and legal judgements. There can be no assurance that the company or its executives will not face future legal proceedings questioning compliance with applicable law and regulation or that if such proceedings are brought, the company or its executives will prevail.

Outside of France, we are presently involved in two significant claims in Spain. One, which concerns the legal name of our Spanish subsidiary Cemusa S.A., resulted in a decision requiring our subsidiary to change its name, but did not impose any damages or interest penalties. As this decision was expected, steps are already underway to make the required change. The other, which has been brought by Dauphin against our Spanish subsidiary Avenir Espagne S.A., concerns Dauphin's right to use a patented design. The potential liability in the second case is €230,000.

Executive Board

Our affairs are managed by an Executive Board (Directoire). The Executive Board has full authority to manage our affairs within the scope of our company's corporate purpose and subject to the powers reserved by law or our by-laws (*statuts*) to the Supervisory Board (*Conseil de Surveillance*) or our shareholders. The chairman of the Executive Board is appointed by the Supervisory Board and represents our company in dealings with third parties. Approval of the Supervisory Board is required in cases such as the sale of significant assets or the granting of guarantees and shareholder approval is required in cases such as modifications to our statuts.

Pursuant to French law, our Executive Board must submit a report on our activities to the Supervisory Board at least once every quarter. Our Executive Board must also prepare and submit our annual accounts and a report on these accounts to the Supervisory Board within three months of the close of each fiscal year, and to our shareholders within six months of the close of each fiscal year.

According to our statuts, the Executive Board must be composed of a minimum of two and a maximum of seven members and no one may be appointed to the Executive Board if he is more than 70 years old. Under French law, only individuals may be appointed members of the Executive Board. The Executive Board presently is composed of five members. Members of the Executive Board are appointed by the Supervisory Board to serve a term of three years. The chairman and the other members of the Executive Board may be re-appointed for consecutive terms. Our Supervisory Board must fill any vacancies on the Executive Board due to resignation or death within two months. Under French law and our by-laws, the Chairman of the Executive Board is appointed and may be removed as Chairman (but not as a member of the Executive Board) at any time by the Supervisory Board with or without cause. Members may resign at any time, and their functions as members of the Executive Board may be terminated at any time, upon the request of the Supervisory Board, by a vote of the majority of our shareholders at a general meeting pursuant to French law and our *statuts*. In case of removal without cause, a member of the Executive Board may be entitled to damages.

Meetings of the Executive Board may be convened by its Chairman or by one-half of the members of the Executive Board. Decisions are taken by a vote of the majority of the members present.

The following table sets forth the current members of our Executive Board:

Name (Age)	Position
Jean-François Decaux (42)	Chairman
Jean-Charles Decaux (31)	General Director
Robert Caudron (52)	Member
Gérard Degonse (53)	Member
Jeremy Male (43)	Member

The Executive Board has existed since October 9, 2000, when the legal form of our company's management structure was changed, and the terms of the current members of the Executive Board began on that date. Mr. Jean-François Decaux and Mr. Jean-Charles Decaux each use the title Co-Chief Executive Officer for business purposes and public relations and each have the same authority to represent our company in dealings with third parties. It is presently contemplated that they will rotate positions as Chairman and General Manager of the Executive Board on an annual basis. The term of each of the current members expires upon our shareholders' approval of our financial statements for the year ending 2006. The following are brief descriptions of the business experience of the members of our Executive Board.

Jean-François Decaux. Mr. Jean-François Decaux has been the Chairman of our Executive Board and Co-Chief Executive Officer of our company since October 9, 2000. He began with the JCDecaux group in 1982 as the Advertising Sales Director of JCDecaux Germany. He currently also serves as a member of the Board of Directors and as a General Manager of JCDecaux Holding.

Jean-Charles Decaux. Mr. Jean-Charles Decaux has been the General Director of our Executive Board and Co-Chief Executive Officer of our company since October 9, 2000. He began with the JCDecaux group in 1989 as the General Manager in charge development of El Mobiliaro Urbano in Spain. He currently also serves as the Chairman and Chief Executive Officer of Avenir and as a member of the Board of Directors and as a General Manager of JCDecaux Holding.

Robert Caudron. Mr. Caudron has been a member of our Executive Board since October 9, 2000. Since July 1, 2000 he has also served as our Chief Operating Officer. He began with the JCDecaux group in 1984 as the finance director of JCDecaux Mobilier Urbain S.A.

Gérard Degonse. Mr. Degonse has been a member of our Executive Board since October 9, 2000. He has also been our Chief Financial Officer since joining our company in June 2000. Prior to this, he served as the treasurer of Elf Aquitaine and before that as the treasurer and corporate secretary of EuroDisney.

Jeremy Male. Mr. Male has been a member of our Executive Board since October 9, 2000. He joined the JCDecaux group in August 2000 as the president of JCDecaux (UK) Ltd. In this capacity he oversees our advertising operations in 14 countries throughout Northern Europe, Eastern Europe and Scandinavia. Before joining us, Mr. Male was the director of European operations for TDI and held numerous management positions in consumer goods companies such as Jacobs Suchard and Tchibo.

Supervisory Board

Our Supervisory Board oversees the management of our company by the Executive Board. Pursuant to our statuts, the Supervisory Board must be composed of a minimum of three and a maximum of twenty-four members. However, pursuant to a recent statute dated May 15, 2001, supervisory boards of French companies may not have more than 18 members. There is no age limit on individual members, though no more than one-third of the members may be more than 75 years old. A member of the Supervisory Board may not also be a member of the Executive Board.

The Supervisory Board is currently composed of four members. Members of the Supervisory Board are elected by the voting shareholders at a general meeting to serve terms not exceeding six years and may be re-appointed for consecutive terms. They may resign at any time and may be removed at any time by a vote of the majority of our shareholders at a general meeting. If there are vacancies on the Supervisory Board because of the resignation or death of one or more members, these vacancies may be filled by the Supervisory Board pending the next shareholders' meeting, provided that there are at least three remaining members. If there are fewer than three remaining members, French law requires us to convene a shareholders' meeting to fill the vacancies. In the course of its duties, the Supervisory Board may review or investigate our company's activities, and may request any documents that it believes are necessary for this purpose. The Supervisory Board also reviews quarterly reports on our affairs prepared by the Executive Board and verifies our annual financial statements. The Supervisory Board appoints the members of the Executive Board and its chairman. Under French law, a member of the Supervisory Board may be an individual or a legal entity, however its Chairman and Vice-Chairman must be individuals. A legal entity that serves as a member of the Supervisory Board must appoint an individual as a "permanent representative" to represent it.

The chairman has the power to call Supervisory Board meetings. Meetings of our Supervisory Board are normally convened and presided over by the chairman. A quorum consists of one-half of the members of the Supervisory Board. Decisions are taken by a vote of the majority of the members present or represented by other members of the Supervisory Board. A member of the Supervisory Board may give a proxy to another member of the Supervisory Board, but a member of the Supervisory Board cannot represent more than one other member of the Supervisory Board at any particular meeting. Members of the Supervisory Board represented by another member at meetings are not counted in determining if a quorum is present.

The following table sets forth the current members of our Supervisory Board:

Name (Age)	Position
Jean-Claude Decaux (63)	Chairman
Jean-Pierre Decaux (57)	Vice-Chairman
Christian Blanc (58)	Member
Pierre-Alain Pariente (65)	Member

The Supervisory Board was created on October 9, 2000, when the legal form of our company's management structure was changed. The term of appointment of the current members of the Supervisory Board began on that date. Their terms expire upon our shareholders' approval of our financial statements for the year ending 2006. The following are brief descriptions of the business experience of the members of our Supervisory Board (to the extent they are not already described above).

Jean-Claude Decaux. Mr. Jean-Claude Decaux has been the Chairman of our Supervisory Board since October 9, 2000. Mr. Jean-Claude Decaux is the founder of the JCDecaux group. He is also the Chairman and of the Board of Directors of JCDecaux Holding.

Jean-Pierre Decaux. Mr. Jean-Pierre Decaux has been the Vice-Chairman of our Supervisory Board since October 9, 2000. He was the president of the group's subsidiary RPMU before it was consolidated in JCDecaux SA.

Christian Blanc. Mr. Blanc has been a member of our Supervisory Board since October 9, 2000. He is currently the president of Merrill Lynch France and is on the board of directors of Cap Gemini and Carrefour. Prior to this he served as the chairman and chief executive officer of Air France.

Pierre-Alain Pariente. Mr. Pariente has been a member of our Supervisory Board since October 9, 2000. He began with the JCDecaux group in 1970 and worked in various capacities, including commercial director of the group's subsidiary RPMU, until his retirement in February 2000.

Supervisory Board Committees

A compensation committee has been established by our Supervisory Board. The compensation committee consists of Jean-Claude Decaux, Jean-Pierre Decaux and Christian Blanc and is responsible for setting wages and determining the allocation of stock options.

Compensation of Principal Officers and Directors and other Interets

The aggregate amount of compensation paid to the members of our Executive Board (five persons) in 2000 was €3.7 million.

As of May 17, 2001 the members of the Executive Board and the Supervisory Board together owned 5,337,275 shares of JCDecaux SA (approximately 3% of the capital and voting rights before this offering) and as of May 18, 2001 they owned 1,300,030 shares of JCDecaux Holding (approximately 67% of the capital and voting rights).

Stock Option Plans

On March 23, 2001 our shareholders adopted a stock option plan that provides for the grant of stock options to any of our employee, the employees of a French or international subsidiary in which we have a 50% or more interest (and which had greater than €7.6 million in annual revenues in 2000) or the employees of JCDecaux Holding. The number of options attributed to each employee will depend on the employee's salary, seniority and job status. The term of the plan is three years.

The maximum number of our ordinary shares that may be issued under the option plan is 3% of our outstanding capital (5,366,465 shares as of the date the option plan was adopted). We intend to issue the first options under this plan at a meeting of the Executive Board on June 21, 2001. The exercise price of these initial options will be the initial offering price of our Shares set forth in this offering circular. Subsequently, the exercise price will be determined by reference to the average price of our shares during the 20 trading days preceding the date the options are granted.

Plan Administration

Our plan is administered by our Executive Board. Under the plan, our Executive Board has the authority to determine, in its discretion, all matters necessary or desirable for the benefit of the plan, including the persons to whom options are granted, the number of ordinary shares underlying each option, the exercise price, the vesting schedule and other conditions in which the options may be exercised. Our Executive Board may amend the provisions of the option plan from time to time. However, any amendment or modification that would impair the rights of an option holder requires the prior consent of that option holder.

Vesting Period

Options granted to our French employees and to employees of our non-French subsidiaries both vest over three years, with one-third of the granted options vesting in each year, exercisable upon each anniversary of the date of the grant.

All options will expire after seven years from the date on which they were granted.

Option Exercise Price

The plan requires that the exercise price of options may not be less than 80% of the average value of the underlying shares on the relevant stock exchange during the last 20 trading days.

Effect of Termination of Employment

If an option holder's employment is terminated for whatever reason, all options held by such option holder will immediately become null and void, except that:

(i) if the termination is due to the option holder's retirement or dismissal for any reason other than serious misconduct (*faute grave ou lourde*), the options exercisable on the date of termination remain exercisable in accordance with their original terms;

(ii) if the termination is due to the option holder's dismissal for serious misconduct (*faute grave ou lourde*), any unexercised options will become null and void upon receipt of the dismissal notice and any shares held by the option holder as a result of options already exercised must be sold in accordance with the requirements of the option plan;

(iii) if the termination is due to the option holder's disability, he or she retains any attributed options and may exercise them or sell any shares without being subject to the restrictions of the option plan; and

(iv) if the termination is due to the death of the option holder, his or her designated beneficiary may exercise options which were exercisable at the time of the option holder's death within six months following the option holder's death, and all other options will expire at such time.

Sale of Shares

Shares received by option holders as a result of their exercise of options under the plan may not be freely sold until four years after the option was first granted. We have a right of first refusal to purchase any such shares when they are offered for sale.

Adjustments upon Changes in Capitalisation. The option plan provides for an adjustment in the number of ordinary shares available to be issued under the plan, the number of shares subject to options and the exercise prices of options upon changes in the capitalisation of our company, including stock subdivisions and reclassifications and stock splits or dividend payments.

Assignment or Transfer. During an option holder's lifetime, each option granted to an option holder is exercisable only by him or her. No option is transferable or assignable other than by will or the laws of descent and distribution.

UK Option Plan

We will also establish stock option plans for the employees of our subsidiaries in the United Kingdom. Options will be initially granted pursuant to one plan on June 21, 2001. In a second plan, each employee will be limited to a maximum of 30,000 pounds sterling in options. In each plan, the option exercise price, which will be determined by the Executive Board, will be equal to the average price of our shares on Euronext Paris during the previous 20 days of trading. The options will vest according to the same guidelines as apply to employees of our other non-French subsidiaries, and their other terms will be generally the same as those set forth above for the options to be issued to employee of our French subsidiaries.

Shareholding

The tables below show the ownership of our shares at June 21, 2001 and following the offering.

	Number of shares	Percentage of shares		
		Before offering	After offering	
			Assuming the over-allotment option is not exercised	Assuming exercise in full of the over-allotment option
JCDecaux Holding[(1)(2)]	172,093,048	96.2%	69.3%	66.5%
Jean-Pierre Decaux	803,037	0.4%	0.3%	0.3%
Decaux family and others[(3)]	5,986,079	3.3%	2.7%	2.6%
Employees	—	—	0.5%	0.5%
Public	—	—	27.2%	30.1%
Total	178,882,164	100%	100%	100%

(1) Ownership of JCDecaux Holding is divided among Decaux family members and certain other individuals in the following manner: Jean-Claude Decaux (1,638,030 shares), Jean-François Decaux (220,935 shares), Jean-Charles Decaux (45,435 shares), Jean-Sébastien Decaux (45,435 shares), Jean-Pierre Decaux (65 shares), Robert Caudron (65 shares) and Danielle Decaux (35 shares).

(2) 12,821,000 shares held by JCDecaux Holding have been pledged to the benefit of banks party to a loan agreement dated September 6, 2000. This security interest should be released upon repayment of the loans by JCDecaux Holding which is expected to be done concurrently with the closing of this offering.

(3) Ownership of JCDecaux by Decaux family members and others is divided in the following manner: Jean-Claude Decaux (8,175 shares), Jean-François Decaux (2,436,179 shares), Jean-Charles Decaux (2,066,210 shares), Jean-Sébastien Decaux (858,324 shares), Jean-Marie Decaux (571,886 shares), Danielle Decaux (3,059 shares), Annick Piraud (18,572 shares) and Robert Caudron (23,670 shares), Pierre-Alain Pariente (2 shares) and Christian Blanc (2 shares).

Sale of Shares by Selling Shareholders.

As part of this offering, JCDecaux Holding and Jean-Pierre Decaux will sell an aggregate of 18,181,818 Shares. This will reduce JCDecaux Holding's interest in our company from 96.2% to 66.5%, and Jean-Pierre Decaux's interest in our company from 803,037 shares to 651,522 shares, in each case assuming the exercise in full of the Underwriters' over-allotment option.

Shareholders Agreements.

To the knowledge of the directors, no shareholders agreement exists.

RELATED PARTY TRANSACTIONS

We are presently engaged in several transactions with the Decaux family, or companies under their control. In particular:

- We provide certain administrative and financial services to JCDecaux Holding in return for an annual fee. This fee amounted to €76,225 in 2000.

- We are party to a services agreement with JCDecaux Holding whereby it provides us with strategic, financial and organisational advice in return for an annual fee. This fee amounted to €4,364,463 in 2000.

- We are party to a cash pooling agreement with JCDecaux Holding. This agreement automatically terminates in the event that JCDecaux Holding no longer has a controlling interest in JCDecaux SA.

- We lease certain real property from entities that are owned or controlled by members of the Decaux family. See "Our Business—Facilities".

- We are party to an intellectual property licensing agreement with JCDecaux Holding and Mr. Jean-Claude Decaux, dated February 8, 2001. See "Our Business—Intellectual Property" for a description of the terms of this agreement.

We believe that all these transactions were on terms at least as favourable to our company as could be obtained from unrelated parties.

General

Our company is a *société anonyme*, a form of limited liability company, incorporated under the laws of France.

In this section, we summarise material information concerning our share capital, together with material provisions of applicable French law and our statuts. You may obtain copies of our *statuts* in French from the *greffe* (Secretary) of the Registry of Commerce and Companies of Nanterre, France. Please refer to that full document for additional details.

Our *statuts* specify that our corporate affairs are governed by:

- Title II of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended), and
- the *statuts* themselves.

Share Capital

Our current share capital amounts to €2,727,043, divided into 178,882,164 outstanding shares. All of our outstanding shares are of the same class and are fully paid. Our *statuts* provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our *statuts* also allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. See "—Form, Holding and Transfer of Shares".

Further to the shareholders' meeting dated March 23, 2001, the executive board is allowed to increase the capital in a maximum amount of €2.5 billion for a period ending 26 months from such shareholders' meeting.

Shareholders' Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders' meetings, ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

- electing, replacing and removing members of our Supervisory Board,
- appointing independent auditors,
- approving the annual accounts,
- declaring dividends or authorising dividends to be paid in shares provided the *statuts* contain a provision to that effect, and
- issuing non-convertible bonds.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our *statuts*, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

- changing our company's name or corporate purpose,
- increasing or decreasing our share capital,
- creating a new class of equity securities,
- authorising the issuance of investment certificates, convertible or exchangeable securities,
- establishing any other rights to equity securities,
- selling or transferring substantially all of our assets, and
- the voluntary liquidation of our company.

Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights or preferred shares without voting rights) are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual Ordinary Meetings

The French Commercial Code requires our Executive Board to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the *Tribunal de Commerce*. The Executive Board or the Supervisory Board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Executive Board or the Supervisory Board fails to convene a shareholders' meeting, our independent auditors may call the meeting. In case of bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

- one or several shareholders holding at least 5% of our share capital,
- any interested party in cases of urgency, or
- duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 4% of the voting rights of our company.

Notice of Shareholders' Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the *Bulletin des Annonces Légales Obligatoires*, or "BALO". The preliminary notice must first be sent to the COB. The COB also recommends that simultaneously with the publication of the preliminary notice a summary of the notice be published in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least six days prior to any second call, we must send a final notice containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the preliminary notice and published in a newspaper authorised to publish legal announcements in the local administrative area (*département*) in which our company is registered as well as in the BALO, with prior notice having been given to the COB.

In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of Supervisory Board members and certain other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Executive Board, for recommendation to the shareholders, within 10 days of the publication of the preliminary notice in the BALO by:

- one or several shareholders holding a specified percentage of shares, or
- a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 4% of our voting rights.

The Executive Board must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

During the two weeks preceding a meeting of shareholders, a shareholder may submit written questions to the Executive Board relating to the agenda for the meeting. The Executive Board must respond to these questions during the meeting.

Attendance and Voting at Shareholders' Meetings

In general, each shareholder is entitled to one vote per share at any general meeting, except for holders of shares with double voting rights or preferred shares without voting rights. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our *statuts*. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of registered shares must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date of the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (*intermédiaire financier habilité*) with whom such holder has deposited its shares a certificate (*certificat d'immobilisation*) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or approved by the Executive Board and against all others.

With respect to votes by mail, we must send shareholders a voting form upon request. The completed form must be returned to us at least three days prior to the date of the shareholders' meeting.

Quorum

The French Commercial Code requires that shareholders together holding at least 25% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

- an ordinary general meeting,
- an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

For a special meeting of holders of a certain category of shares, the quorum requirement is half of the shares entitled to vote in that category, on the same basis.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least 25% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting only concerning a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholder Rights

Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

As previously noted, our ordinary shares currently constitute our only class of capital stock.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders' meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests.

Dividends

We may only distribute dividends out of our "distributable profits", plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our *statuts*. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our *statuts*.

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2000, our legal reserve was approximately €305,000. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to the French Commercial Code, the Executive Board may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the Executive Board may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement.
The Executive Board exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Executive Board's meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by the Executive Board in the absence of such a decision by the shareholders.

Timing of Payment

According to the French Commercial Code, we must pay any existing dividends within nine months of the end of our fiscal year, unless otherwise authorised by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting. Increases in our share capital may be effected by:

- issuing additional shares,
- increasing the nominal value of existing shares, or
- creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

- in consideration for cash,
- in consideration for assets contributed in kind,
- by conversion of debt securities previously issued,
- by capitalisation of profits, reserves or share premiums, or
- subject to various conditions, in satisfaction of debt incurred by our company.

Decisions to increase the share capital through the capitalisation of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalisation of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See "—Shareholders' Meetings and Voting Rights".

The shareholders may delegate the right to carry out any increase in share capital to the Executive Board, provided that the increase has been previously authorised by the shareholders. The Executive Board may further delegate this right to its Chairman.

Decreases in Share Capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Rights

According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the *Premier Marché*.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the Executive Board and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

Form, Holding and Transfer of Shares

Form of Shares

Our *statuts* provide that the shares may be held in either bearer form or registered form at the option of the holder.

Holding of Shares

In accordance with French law relating to dematerialization of securities, shareholders' ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares.

In addition, we maintain separate accounts in the name of each shareholder holding its shares in registered form either through BNP Paribas acting on our behalf, or, at a shareholder's request, through the shareholder's accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. BNP Paribas, as a matter of course, issues confirmations (*attestations d'inscription en compte*) to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder's behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Transfer of Shares

Our *statuts* do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the *Premier Marché* on the shareholders' behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholder's behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For dealings on the *Premier Marché*, a tax assessed on the price at which the securities were traded, or *impôt sur les opérations de bourse*, is payable at the rate of 0.3% on transactions of up to €152,449 (FF 1,000,000) and at a rate of 0.15% thereafter. This tax is subject to a rebate of €22.87 (FF 150) per transaction and a maximum assessment of €610 (FF 4,000) per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses the threshold, of the number of shares and other securities giving access to our share capital it holds and its voting rights. The individual or entity must also notify the *Conseil des Marchés Financiers*, or CMF, within five trading days of the date it crosses the threshold.

French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the Supervisory Board. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33⅓% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases the company must also provide the CMF with a written notice setting forth the number of voting rights outstanding. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (*avis*), mentioning the date each such number was last updated.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to criminal fines.

In addition, our *statuts* provide that any person or entity, acting alone or in concert with others, who becomes the owner of 2% of our share capital or our voting rights must notify us by certified mail, return receipt requested, within five trading days of the total number of shares and voting rights that such person then owns. The same provisions of our *statuts* apply to each increase or decrease above or below such 1% thresholds. Any person or entity that fails to comply with such notification requirements, upon the request of one or more shareholders holding at least 5% of our share capital made at the general shareholders' meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Under a French statute dated May 15, 2001, shares may be registered in the name of intermediaries who act on behalf of one or more investors. When shares are so held, we are entitled to request from such intermediaries the name of the investors and the number of shares held by such investors. Also, we may request any legal person (*personne morale*) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time may be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years. A decree must be taken by the government to decide certain provisions of this statute.

Purchase of Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market (e.g. the *Premier Marché*, the *Second Marché* or the *Nouveau Marché*). To acquire our shares for this purpose, we first must file a note *d'information* that has received the approval (*visa*) of the COB and obtain our shareholders' approval at an ordinary general meeting.

If we repurchase our shares in the foregoing manner, we have three options. We may:

- keep the shares,
- sell or transfer them, including to our employees under a profit-sharing plan or stock option plan, with our shareholders' approval at an ordinary general meeting, or
- cancel the shares, with our shareholders' approval at an extraordinary general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares also must not result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a *pro rata* basis.

The purchase and possible cancellation of 10% of our shares (up to €250 million) was authorised by our shareholders on March 23, 2001. The purchase price for any such share may not be greater than 10 times the offering price, and the selling price of any such share may not be lower than 50% of the offering price.

The shares purchased can be, in order of priority:

- used to regulate market prices;
- used to provide shares to our employees and officers under a profit-sharing or stock option plan;

- used as a means of payment for external growth or financial operations;
- used to optimize our capital allocation; or
- cancelled.

Shares can be purchased on the market or otherwise, such as the purchase of blocks of shares. The authorization granted by the shareholders' meeting of March 23, 2001, does not limit the number of shares that may be purchased in blocks.

We may purchase our shares from the beginning of trading of the shares on the *Premier Marché* to the date of the general meeting of shareholders approving the annual accounts for the year ended December 31, 2001, and in any event no later than 18 months after March 23, 2001.

Trading in Our Own Shares

Under Règlement n° 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

- trades must be executed on behalf of the company by only one intermediary in each trading session, except during the issue period of any securities if the trades are made to ensure the success of the issuance,
- any block trades may not be made at a price above the current market price, and
- each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company's shares, like our shares, will be continuously quoted (*cotation en continu*), then a trade must meet three further requirements to be considered valid:

- the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,
- the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares, and
- the trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during the three trading days immediately preceding the trade.

There are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Exchange Controls

French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

Ownership of Shares by Non-French Persons

The French Commercial Code currently does not limit the right of non-resident of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in us. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

- the acquiring party's intentions,
- the acquiring party's ability to elect Supervisory Board members, or
- financial reliance by the company on the acquiring party.

Prior to the offering, there has been no public market for our shares. The shares have been approved for listing on the *Premier Marché* of Euronext Paris S.A. ("Euronext Paris").

General

On September 22, 2000, the *Société des Bourses Françaises S.A.* (known as the Paris Bourse^{SBF} S.A.), Amsterdam Exchange N.V. and the *Societé de la Bourse de Valeurs Mobilières de Bruxelles S.A.* merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, Paris Bourse^{SBF} S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext will be traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the *Bourse de Paris*, which in turn comprises the *Premier Marché* and the *Second Marché*, and the *Nouveau Marché*. These markets are all operated and managed by Euronext Paris, a market operator (*entreprise de marché*) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the *Premier Marché*, with the *Second Marché* available for small and medium-sized companies. Trading on the *Nouveau Marché* was introduced in March 1996 to allow small capitalisation and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the *Marché Libre OTC.*

Premier Marché

Securities listed on the *Premier Marché* of Euronext Paris are officially traded through authorised financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which time trades are recorded but not executed), and an opening auction at 9:00 a.m. and a closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Euronext Paris places securities listed on the *Premier Marché* in one of the two categories, depending on their trading volume. We expect that the Shares will be placed in the category known as *Continu*, which includes the most actively traded securities.

Euronext Paris may restrict trading in a security listed on the *Premier Marché* if the quoted price of the security increases or decreases beyond the specific price limits defined by its regulations (*réservation à la hausse ou à la baisse*). In particular, trading is automatically restricted in a security whose quoted price varies by more than 10% from the last price determined in an auction or by more than 2% from the last traded price. If the order that has caused the restriction is cancelled within the following minutes, the trading of this security resumes. If the order is not cancelled, an auction is organized after a call phase of 4 minutes, during which orders are entered in the central order book but not executed. Euronext Paris may also suspend trading of a security listed on the *Premier Marché* in other limited circumstances (*suspension de la cotation*), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases including, for example, in the context of a takeover bid, the CMF may also suspend trading of the security concerned.

Trades of securities listed on the *Premier Marché* are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (*service de règlement différé*) for a fee. The deferred settlement service is only available for trades in securities that either (1) are a component of the SBF 120 Index or (2) have both a total market capitalisation of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (*date de liquidation*), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. We expect that our Shares will be eligible for the deferred settlement service after this offering.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

Trading by the Company in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in the section entitled "Description of Share Capital — Trading in Our Own Shares".

French Taxation

The following generally summarizes the material French tax consequences of purchasing, owning and disposing of the Shares. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of the Shares.

The following summary does not discuss the treatment of Shares that are held by a resident of France (except for purposes of illustration) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. However, French residents are entitled to a tax credit, known as the *avoir fiscal*, in respect of dividends they receive from French companies. Individuals are entitled to an *avoir fiscal* equal to 50% of the dividend. The *avoir fiscal* applicable to corporate investors generally is equal to 25% of the dividend if the *avoir fiscal* is used in 2001 and 15% if the *avoir fiscal* is used in 2002 or after. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the *avoir fiscal*. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the *avoir fiscal*, as described below.

France has entered into tax treaties with the following countries and *Territoires d'Outre-Mer* under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the *avoir fiscal* (net of applicable withholding tax). Comparable benefits are provided indirectly to German investors under the tax treaty with Germany. Some of the treaties listed below contain specific limitations on the ability of corporate holders to receive payments in respect of the *avoir fiscal*, or provide that such payments are available only to individuals.

Australia
Austria
Belgium
Bolivia
Brazil
Burkina Faso
Cameroon
Canada
Finland
Gabon
Ghana
Germany
Iceland
India
Israel
Italy
Ivory Coast
Japan
Lithuania
Luxembourg
Malaysia
Mali
Malta
Mauritius
Mayotte
Mexico
Namibia
Netherlands
New Caledonia
New Zealand
Niger
Norway
Pakistan
Saint-Pierre et Miquelon
Senegal
Singapore
South Korea
Spain
Sweden
Switzerland
Togo
Turkey
Ukraine
United Kingdom
United States of America
Venezuela

If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty. As indicated above, a different mechanism applies to German investors.

Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the *précompte*, which is payable by the distributing corporation. The *précompte* generally is equal to one-half of the amount of the dividend paid to the shareholder prior to deduction of withholding tax. Corporate investors entitled under a tax treaty to a refund of the *avoir fiscal* at a rate of 25% (i.e., if the refund takes place in 2001) generally may claim an additional payment equal to 50% of the *précompte* actually paid in cash by the distributing corporation, net of applicable withholding tax. Corporate investors entitled under a tax treaty to a refund of the *avoir fiscal* at a rate of 15% (i.e., if the refund takes place in 2002) may claim an additional payment equal to 70% of the *précompte* actually paid in cash by the distributing corporation, net of applicable withholding tax. These additional payments are considered an increase to the *avoir fiscal*.

When a tax treaty does not provide for a refund of the *avoir fiscal*, or when a non-resident investor is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying investor may obtain from the French tax authorities a payment equal to 100% of the *précompte* actually paid in cash by the distributing corporation, net of applicable withholding tax.

Taxation on Sale or Disposition of Shares

Holders that are not residents of France for tax purposes, do not hold Shares in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (*droits aux bénéfices sociaux*), directly or indirectly, at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of Shares.

A 1% registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Estate and Gift Tax

France imposes estate and gift tax on shares of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of Shares if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the "Treaty") and are fully eligible for benefits under the Treaty (a "U.S. holder"). You generally will be entitled to Treaty benefits in respect of the Shares if you are:

- the beneficial owner of the Shares (and the dividends paid with respect thereto);
- an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;
- not also a resident of France for French tax purposes; and

- not subject to an anti-treaty shopping article that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with Shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding Shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

This summary does not discuss the treatment of Shares that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

You should consult your own advisers regarding the tax consequences of the purchase, ownership and disposition of Shares in the light of your particular circumstances, including the effect of any state, local or other national laws.

Dividends

As discussed in more detail under "—French Taxation," dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the *avoir fiscal*.

However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%. You will also be entitled to a payment from the French tax authorities equal to the *avoir fiscal*, less a 15% withholding tax. French tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the Shares (including, but not limited to, dividend rights). A U.S. holder generally will be entitled to receive a refund of the *avoir fiscal* only if the holder (or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust) is subject to U.S. federal income tax on the *avoir fiscal* payment and the dividend to which it relates.

The refund of the *avoir fiscal* will not be made available until after the close of the calendar year in which the dividend is paid. Accordingly, a U.S. holder that is a corporation generally will be entitled to an *avoir fiscal* refund of 15% of the amount of a dividend paid in 2001 or after (since the *avoir fiscal* will not be reimbursed until 2002 or after). A U.S. holder that is an individual generally will be entitled to an *avoir fiscal* refund at the 50% rate.

Pension funds and certain other tax-exempt U.S. holders are entitled under the Treaty to a reduced withholding tax rate of 15%, and to a payment at least equal to 30/85 of the *avoir fiscal* generally payable to a corporation, net of a 15% withholding tax.

U.S. holders that are not entitled to receive payments in respect of the *avoir fiscal* at the 50% rate (e.g., corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if we are liable for the *précompte* equalization tax (discussed under "—French Taxation," above) in respect of a dividend distribution. Corporate holders receiving dividends in 2001 or after generally will be entitled to receive a payment equal to 70% of the *précompte* that we actually pay in cash in respect of dividends paid in 2001 or after, less a 15% withholding tax. Pension funds and other tax-exempt U.S. holders generally will be entitled to receive 30/85 of this amount, less a 15% withholding tax. The additional payment is considered an increase to the *avoir fiscal*, and will also not be made available until after the close of the calendar year in which the dividend is paid.

Thus, for example, if we pay a dividend of 100 to an individual U.S. holder, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the *avoir fiscal* of 50 less a 15% withholding tax. If we pay a dividend in 2001 of 100 to a U.S. holder who is a corporation, such U.S. holder initially will receive 85, but will generally be entitled to an additional payment of 12.75, consisting of the *avoir fiscal* of 15, less a 15% withholding tax on that amount (equal to 2.25); in the event that the dividend distribution triggers payment by us of the *précompte*, such U.S. holder generally may also obtain from the French tax authorities an additional payment equal to 70% of the *précompte* that we actually pay in cash, less a 15% withholding tax. If we pay a dividend in 2001 of 100 to a U.S. holder who is a U.S. pension fund, such U.S. pension fund initially will receive 85, but will generally be entitled to an additional payment of 4.5 consisting of the *avoir fiscal* of 5.29, less a 15% withholding tax on that amount; in the event that the dividend distribution triggers payment by us of the *précompte*, such U.S. pension fund may also obtain from the French tax authorities an additional payment equal to 30/85 of 70% of the *précompte* we actually pay in cash, less a 15% withholding tax.

If you are not entitled to a refund of the *avoir fiscal*, you generally may obtain from the French tax authorities a refund of the entire *précompte* we actually pay in cash in respect of a dividend, less a 15% French withholding tax. Pension funds and certain other tax-exempt U.S. holders are also entitled to a refund of the *précompte* we actually pay in cash but only up to the amount exceeding the payments to which they are entitled in respect of the *avoir fiscal* and the *avoir fiscal* increase.

The gross amount of dividend, *avoir fiscal* and *précompte* payments that you receive (prior to the deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. For foreign tax credit purposes, dividends paid by us generally will constitute passive income or, in the case of certain U.S. holders, financial services income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in the light of your particular circumstances.

Dividends paid in French francs or Euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Procedures for Claiming Treaty Benefits

In order to claim Treaty benefits, you must complete and deliver to the French tax authorities either:

- the simplified certificate described below; or
- an application for refund on French Treasury Form RF 1A EU – No. 5052.

A simplified certificate must state that:

- you are a U.S. resident within the meaning of the Treaty;

- you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

- you own all the rights attached to the full ownership of the Shares (including dividend rights); and

- you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the *avoir fiscal.*

If a holder that is not an individual submits an application for refund on form RF 1A EU – No. 5052, the application must be accompanied by an affidavit attesting that the holder is the owner of all the rights attached to the full ownership of the Shares (including dividend rights) or, if the holder is not the owner of all such rights, providing certain information concerning other owners.

Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service.

If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and *avoir fiscal* refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

If you are not entitled to a refund of the *avoir fiscal* but are entitled to a full refund of the *précompte*, or if you are a U.S. pension fund or other tax-exempt U.S. holder that is entitled to a partial refund of the *précompte*, you must apply for such a refund by filing French Treasury form RF 1B EU-No. 5053 before the end of the year following the year in which the dividend was paid. This form, together with instructions, is available from the U.S. Internal Revenue Service or at the *Centre des Impôts des Non-Résidents* (9, rue d'Uzès, 75094 Paris Cedex 2).

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of Shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the Shares will be capital gain or loss, and will be long-term capital gain or loss if the Shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%.

French Estate and Gift Tax

Under the estate and gift tax convention between the United States and France, a transfer of Shares by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the Shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31% rate unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

JCDecaux, JCDecaux Holding, Jean-Pierre Decaux and the underwriters listed below (the "Underwriters") have entered into an underwriting agreement in connection with the global offering of the Shares, which underwriting agreement constitutes a firm commitment (*garantie de bonne fin*) in accordance with L. 225-145 of the French Commercial Code. Goldman Sachs International is acting as global coordinator, lead manager and bookrunner in the global offering of the Shares. Subject to certain conditions, each Underwriter has severally agreed to procure purchasers for, or failing that, to purchase the number of Shares indicated in the following table:

Underwriter	Number of Shares
Goldman Sachs Paris Inc. et Cie	35,151,514
BNP Paribas	9,090,909
Deutsche Equities S.A.	9,090,909
ABN AMRO Rothschild GIE	1,818,182
Banco Santander Central Hispano, S.A.	1,818,182
Fortis Securities France S.A.	1,818,182
HSBC CCF Investment Bank S.A.	1,818,182
Total	60,606,060

The Underwriters are obligated to purchase all of the Shares if any are purchased. The underwriting agreement also provides that the offering may be terminated, and the Underwriters may be released from their obligations, in certain circumstances. Goldman Sachs Paris Inc. et Cie may cede a portion of its underwriting commitment to one or more financial institutions.

JCDecaux has issued to Goldman Sachs Paris Inc. et Cie, on behalf of the Underwriters, warrants to purchase up to 9,090,909 additional shares at the offering price. The warrants are exercisable for 30 days from the date of this offering circular to cover over-allotments. If any shares are purchased pursuant to this over-allotment option, the Underwriters will severally purchase such shares in the same proportion as set forth in the table above.

JCDecaux and the Selling Shareholders will pay to Goldman Sachs Paris Inc. et Cie, for the account of the Underwriters, a management commission of €0.0825 per Share and an underwriting commission of €0.0825 per Share, including any additional shares purchased pursuant to exercise of the over-allotment option, together with any applicable V.A.T. In addition, JCDecaux may pay to Goldman Sachs Paris Inc. et Cie within 30 days of the date of this offering circular an additional commission of up to 0.50% of the aggregate offering price of the Shares and any additional shares purchased pursuant to exercise of the over-allotment option, together with any applicable V.A.T. JCDecaux will also reimburse the Underwriters for certain of their expenses. JCDecaux and the Selling Shareholders will pay to the members of the selling syndicate (listed in the underwriting agreement) a selling commission equal to €0.4125 per Share allotted to them in the retail offering and €0.2475 per Share allotted to them in the offering to institutions and any additional shares purchased pursuant to exercise of the over-allotment option, in each case together with any applicable V.A.T. JCDecaux estimates that the total expenses of the offering, including underwriting discounts and commissions, will be approximately €35 million.

The Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act.

JCDecaux has been advised by Goldman Sachs Paris Inc. et Cie, on behalf of the Underwriters, that (a) Goldman Sachs Paris Inc. et Cie, BNP Paribas and Deutsche Equities S.A. through their respective selling agents Goldman, Sachs & Co., BNP Paribas and Deutsche Banc Alex. Brown Inc. shall resell Shares inside the United States only to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and (b) the Underwriters propose to resell the Shares outside the United States in offshore transactions in reliance on Regulation S under the Securities Act and in accordance with applicable law. Any offer or sale of Shares in reliance on Rule 144A will be made by broker dealers who are registered as such under the Exchange Act. Terms used above have the meaning given to them by Regulation S and Rule 144A under the Securities Act.

Until 40 days after the later of the commencement of the global offering and the original issue date of the Shares, an offer or sale of Shares within the United States by a dealer that is not participating in the global offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

JCDecaux is offering 2,500,423 of the newly issued Shares offered in the global offering to the public in France in an *offre à prix ouvert*.

Prior to the offering, there has been no public market for the Shares. An application has been made to have the Shares admitted for listing on the *Premier Marché* of Euronext Paris.

JCDecaux has agreed that, for a period of one year from the date of execution of the underwriting agreement, it will not, without the prior written consent of Goldman Sachs Paris Inc. et Cie, offer, sell, contract to sell or otherwise dispose of shares or other securities substantially similar to the Shares, including, but not limited to any securities that are convertible into or exchangeable for, or that represent or carry or include, directly or indirectly, the right to receive an interest in its capital, except for shares issued by it to employees in connection with options granted pursuant to existing stock option plans.

JCDecaux Holding has agreed that, for a period of one year from the date of execution of the underwriting agreement, it will not, without the prior written consent of Goldman Sachs Paris Inc. et Cie, offer, sell, contract to sell or otherwise dispose of shares or other securities substantially similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent or carry or include, directly or indirectly, the right to receive an interest in the capital of JCDecaux.

Certain members of the Decaux family have agreed that, for a period of one year from the date of the execution of the underwriting agreement, that they will not, without the prior written consent of Goldman Sachs Paris Inc. et Cie, offer, sell, contract to sell or otherwise dispose of any shares of JCDecaux, except for certain *bona fide* gifts. Jean-Pierre Decaux has also agreed to a similar lock-up covering 100% of his remaining shares (approximately 325,761 shares) for 180 days after the date of the execution of the underwriting agreement and covering 50% of his remaining shares for the following 185 days.

In connection with the offering, the Underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the Underwriters' over-allotment option. The Underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of the over-allotment option.

The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilising transactions consist of various bids for or purchases of shares made by the Underwriters in the open market prior to the completion of the offering.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because its representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Shares. As a result, the price of the Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Euronext Paris, in the over-the-counter market or otherwise.

Each Underwriter has acknowledged and agreed that, except as permitted by the underwriting agreement, it will not offer or sell Shares as part of their distribution at any time within the United States. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Each Underwriter has represented and agreed that it has not offered, sold, transferred or delivered, and will not offer, sell, transfer or deliver any Shares, directly or indirectly, in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and, has not and will not distribute any offering document in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Each Underwriter has also represented and agreed that (1) it has not offered or sold, and will not offer or sell, any Shares to any persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied with, and will comply with, all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on in the United Kingdom any document received by it in connection with the issuance of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

This offering circular has not been submitted to the clearance procedures of the COB and accordingly may not be used in connection with any offer to purchase or sell any Shares in France. For the purpose of the public offering in France, a *prospectus définitif* in the French language has been prepared and has received a *visa* from the COB.

Each Underwriter has agreed not to make any public offering of Shares in any jurisdiction outside of France where any additional action is required by the Underwriters, JCDecaux or the Selling Shareholders under the laws of such jurisdiction in connection with such a public offering.

JCDecaux, JCDecaux Holding and Jean-Pierre Decaux have agreed to indemnify the Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act.

Certain of the Underwriters have performed services for and engaged in investment and commercial banking transactions with JCDecaux and JCDecaux Holding in the ordinary course of their business.

Under the terms of a certain loan agreement dated September 6, 2000 by and among JCDecaux Holding, a syndicate of banks and Goldman Sachs International, Credit Commercial de France, BNP Paribas and Barclays Capital as arrangers, JCDecaux Holding is obligated to repay the full amount of such loan within the earlier of five days of receiving proceeds from the Offering or 15 days of the Closing.

LEGAL MATTERS

The validity of the shares being offered pursuant to this offering circular will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton and for the Underwriters by Sullivan & Cromwell.

INDEPENDENT AUDITORS

Our historical consolidated financial statements as at and for the years ended December 31, 1998, 1999 and 2000 have been audited by our independent and statutory auditors Barbier, Frinault & Associés, Barbier, Frinault & Autres and Fiduciaire Révisunion. Our pro forma consolidated financial statements as at and for the years ended December 31, 1998 and 1999, prepared as if our acquisition of Avenir had occurred on January 1, 1998, have been reviewed by our independent and statutory auditors, Barbier, Frinault & Autres and Fiduciaire Révisunion. A copy of the auditor's report relevant to each of these financial statements is included in this offering circular. All of the above financial statements are included in this offering circular in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

	Page
Summary of Principal Differences between French GAAP and U.S. GAAP	F-2
Historical Consolidated Financial Statements of JCDecaux SA for the Years Ended December 31, 1998, 1999 and 2000	F-3
Accountants' audit reports	F-4
Balance sheet	F-7
Income statement	F-8
Cash flow statement	F-9
Notes to the financial statements	F-10
Pro Forma Consolidated Financial Statements of JCDecaux SA for the Years Ended December 31, 1998 and 1999	F-39
Accountants' review report	F-40
Balance sheet	F-41
Income statement	F-43
Cash flow statement	F-44
Notes to the financial statements	F-45

SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

Our historical consolidated financial statements as at and for the years ended December 31, 1998, 1999 and 2000 and our pro forma consolidated financial statements as at and for the years ended December 31, 1998 and 1999, have been prepared in accordance with the accounting principles described in Note 1 to the financial statements, which comply with generally accepted accounting principles in France ("French GAAP"). These principles differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP").

The following paragraphs summarise the areas in which differences between French GAAP and U.S. GAAP could be significant to the group's results of operations and financial position. We have not prepared consolidated financial statements in accordance with U.S. GAAP and accordingly cannot give any assurance that the differences described below would, in fact, be the most significant differences between our financial statements were they prepared under both U.S. GAAP and French GAAP. In addition, we cannot estimate the net effect that applying U.S. GAAP would have on our results of operations or financial position or any component thereof, in any of the presentations of financial information in this offering circular. However, the effect of such differences may be, individually or in the aggregate, material. The following summary does not include all differences which exist between French GAAP and U.S. GAAP as they relate to our financial statements.

1. Business combinations

Under French GAAP, business combinations are generally accounted for under the purchase method. Assets acquired and liabilities assumed are not systematically adjusted to their fair market value on our books, as is required under U.S. GAAP when purchase accounting applies (which would be the case for this acquisition). In our acquisitions of Avenir and Affichage Holding, the excess of acquisition costs over the underlying net book values was accounted for as goodwill from such acquisitions and have been amortised over 20 years. The value of existing billboard leasehold rights have not been separately estimated. Under U.S. GAAP, a portion of the goodwill would have been allocated to the acquired assets and depreciated over their remaining useful lives, which could be shorter than 20 years.

2. Presentation of financial statements

Under French GAAP, the distinction between current and non-current debt is not made on the face of the balance sheet but rather is disclosed in the notes to the financial statements. Under U.S. GAAP, such a distinction is required on the face of the balance sheet.

Under French GAAP, operating expenses are classified by the nature of such expenses, while they are recorded under U.S. GAAP as cost of sales, selling expenses and general and administrative expenses.

U.S. GAAP require more quantitative and narrative disclosure in the notes to financial statements than is required under French GAAP.

JCDECAUX SA

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

Translated from French and in accordance with French generally accepted accounting principles

(Translated from French)

BARBIER FRINAULT & AUTRES
ARTHUR ANDERSEN
Commissaire aux Comptes
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

FIDUCIAIRE REVISUNION
Commissaire aux Comptes
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

To the Shareholders of the company JCDecaux SA,

In compliance with the assignment entrusted to us by your shareholders' general meeting, we hereby report to you, for the year ended December 31, 2000, on the audit of the accompanying consolidated financial statements of the company JCDecaux SA reported in Euro currency.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 2000, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We also performed the verification of the information given in the management report of the Board of Directors. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, March 9th, 2001

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Patrick Malvoisin

FIDUCIAIRE REVISUNION
Yves Floury

(Translated from French)

BARBIER FRINAULT & ASSOCIES
ARTHUR ANDERSEN
41, rue Ybry
92576 Neuilly-sur-Seine

FIDUCIAIRE REVISUNION
Commissaire aux Comptes
169, boulevard Malesherbes
75017 Paris

To the President of the company JCDecaux SA (formerly Decaux S.A.),

In compliance with the assignment entrusted to us by your shareholders' general meeting, we hereby report to you, for the year ended December 31, 1999, on the audit of the accompanying consolidated financial statements of the company JCDecaux SA.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 1999, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Neuilly-sur-Seine and Paris, May 23rd, 2000

The Auditors

BARBIER FRINAULT & ASSOCIES
Patrick Malvoisin

FIDUCIAIRE REVISUNION
Yves Floury

(Translated from French)

BARBIER FRINAULT & ASSOCIES
ARTHUR ANDERSEN
41, rue Ybry
92576 Neuilly-sur-Seine

FIDUCIAIRE REVISUNION
Commissaire aux Comptes
169, boulevard Malesherbes
75017 Paris

To the President of the company JCDecaux SA (formerly Decaux S.A.),

In compliance with the assignment entrusted to us by your shareholders' general meeting, we hereby report to you, for the year ended December 31, 1998, on the audit of the accompanying consolidated financial statements of the company JCDecaux SA.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 1998, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Neuilly-sur-Seine and Paris, May 25th, 1999
The Auditors

BARBIER FRINAULT & ASSOCIES
Patrick Malvoisin

FIDUCIAIRE REVISUNION
Yves Floury

Assets

	December 31, 2000	December 31, 1999	December 31, 1998
	(In millions of Euros)		
Intangible assets (net)	27.5	15.1	3.7
Goodwill (net)	1,039.4	944.3	35.8
Tangible assets (net)	613.4	461.4	211.8
Investments (net)	93.7	59.9	14.8
FIXED ASSETS	1,774.0	1,480.7	266.1
Inventories (net)	95.4	68.6	67.1
Trade receivables (net)	389.6	321.8	134.2
Other receivables (net)	180.1	190.4	76.7
Deferred tax assets	23.6	25.1	11.7
Marketable securities (net)	27.8	23.2	77.9
Cash	50.1	42.6	43.8
CURRENT ASSETS	776.6	671.7	411.4
TOTAL ASSETS	2,540.6	2,152.4	677.5

Liabilities and Equity

	December 31, 2000	December 31, 1999	December 31, 1998
	(In millions of Euros)		
SHAREHOLDERS' EQUITY			
Capital	2.7	2.6	2.6
Share premium	244.2	82.1	82.1
Legal reserve	0.3	0.3	0.3
Retained earnings	121.9	137.4	61.4
Consolidated reserves/Group share	234.4	166.5	130.2
Current year net income/Group share	20.4	59.7	74.6
SHAREHOLDERS' EQUITY (Group share)	623.9	448.6	351.2
MINORITY INTERESTS	47.5	53.3	34.1
PROVISIONS FOR RISK AND CONTINGENCIES	73.1	57.6	33.3
DEFERRED TAX LIABILITIES	29.7	9.2	3.8
LIABILITIES			
Bank borrowings	1,278.5	1,049.3	51.9
Miscellaneous loans and financial debts	9.4	24.1	19.2
Trade payables	201.3	165.7	62.2
Other liabilities	269.0	335.8	119.4
Bank overdrafts	8.2	8.8	2.4
LIABILITIES	1,766.4	1,583.7	255.1
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,540.6	2,152.4	677.5

The accompanying notes are an integral part of these consolidated financial statements.

INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1998
	(In millions of Euros)		
NET REVENUES	1,417.1	932.3	556.0
Operating expenses excluding depreciation charges & provisions	(1,031.6)	(652.3)	(325.8)
Depreciation charges and provisions (net)	(147.7)	(97.5)	(88.2)
TOTAL OPERATING EXPENSES	(1,179.3)	(749.8)	(414.0)
OPERATING INCOME	237.8	182.5	142.0
NET FINANCIAL INCOME/(LOSS)	(61.3)	(13.5)	5.8
INCOME FROM RECURRING OPERATIONS	176.5	169.0	147.8
Non-recurring income/(loss)	2.3	(1.5)	3.8
Income tax	(95.0)	(72.6)	(64.1)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	83.9	94.9	87.5
Net income from equity affiliates	4.9	2.2	0.3
Amortisation of goodwill	(49.7)	(24.6)	(0.9)
CONSOLIDATED NET INCOME	39.1	72.5	86.9
Minority interests	18.7	12.8	12.3
Group Share	20.4	59.7	74.6
Earnings per share (in Euros) [1]	0.116	349.0	436.5
Number of shares	176,187,464	170,957	170,957

(1) Earnings per share in 2000 are not comparable to those in 1999 and 1998 due to the increases in share capital in 2000. See Note 2.8. Earnings per share is calculated on the basis of the number of shares at year end.

The accompanying notes are an integral part of these consolidated financial statements.

CASH FLOW STATEMENT FOR THE YEARS ENDED 31, 2000, 1999 AND 1998

	2000	1999	1998
		(In millions of Euros)	
Net income (Group share)	20.4	59.7	74.6
Minority interests	18.7	12.8	12.3
Income from equity affiliates	(4.9)	(2.2)	(0.3)
Dividends received from equity affiliates	3.7	0.6	0.0
Employee profit sharing	4.3	3.4	3.9
Change in deferred tax	13.9	(2.6)	(0.7)
Effect of exchange rate fluctuations	(1.1)	0.4	0.0
Net amortisations & provision allowance	186.0	124.3	84.4
Capital (Gain)/Loss	(2.3)	1.1	(0.3)
CASH PROVIDED BY OPERATIONS	238.7	197.5	173.9
CHANGE IN WORKING CAPITAL	(99.4)	6.0	(57.1)
NET CASH PROVIDED BY OPERATING ACTIVITIES	139.3	203.5	116.8
Acquisition of intangible assets	(18.8)	(7.6)	(7.0)
Acquisition of tangible assets	(236.6)	(164.5)	(112.5)
Acquisition of financial assets (long term investments)	(188.0)	(1,021.7)	(15.2)
Acquisition of financial assets (others)	(23.5)	(10.7)	(15.9)
Fluctuations of payables on assets	(22.0)	17.4	6.6
TOTAL Investments	(488.9)	(1,187.1)	(144.0)
Disposals of tangible assets	11.7	2.9	3.0
Disposals of financial assets (long term investments)	1.7	2.1	151.7
Disposals of financial assets (others)	5.0	15.5	0.0
Fluctuation of receivables on assets	2.0	(2.0)	0.0
TOTAL Disposals of assets	20.4	18.5	154.7
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(468.5)	(1,168.6)	10.7
Dividends paid	(35.1)	(11.4)	(238.9)
Reduction of capital	0.5	(0.2)	0.0
Repayments of debt	(980.7)	(86.9)	(7.8)
Cash inflow from financing activities	(1,015.3)	(98.5)	(246.7)
Increase in shareholders' equity	162.5	0.9	0.0
Increase in debt	1,199.5	996.9	42.9
Cash outflow from financing activities	1,362.0	997.8	42.9
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	346.7	899.3	(203.8)
Effects of exchange rates fluctuations	1.1	3.8	1.1
Cash of merged companies	(5.9)	0.0	0.0
CHANGE IN CASH POSITION	12.7	(62.0)	(75.2)
Cash position beginning of period	57.0	119.0	194.2
Cash position end of period	69.7	57.0	119.0

The accompanying notes are an integral part of these consolidated financial statements.

MAJOR EVENTS HAVING OCCURRED DURING 1999 & 2000 FINANCIAL YEARS

On June 29, 1999, JCDecaux SA acquired the Avenir Group which was the Outdoor advertising business unit of the Havas Media Outdoor Communication Group (MCPE- Media Communication Publicité Extérieure) for a total price of M€ 884.9.

In order to enable comparison between financial statements over the past three years, the Group prepared pro forma income statements for 1998 and 1999, enclosing the MCPE and JCDecaux groups combined activities. Those are attached below in note 8.

On September 2000, JCDecaux SA decided to restructure its financial debt by opening a credit line for a total amount of M€ 1,372. This credit line is made up of a tranche A of M€ 870 used for financing the acquisitions of Affichage Holding and of the Outdoor advertising unit; and of a tranche B of M€ 502 to ensure the future investments.

The Group initiated in 2000 an important restructuration leading to the simplification of the legal organization chart. JCDecaux SA acquired from JCDecaux Holding (formerly JCDecaux International) and other minority shareholders their shares of JCDecaux SA's affiliates. In addition, JCDecaux SA proceeded with a capital increase in order to pay for these shares.

The Group has also carried out to a mutualisation of Decaux and Avenir units.

1. ACCOUNTING PRINCIPLES

1.1 Consolidation principles

a. General principles

Since December 31, 1999, the consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France defined by rule no. 99-02 of the Accounting Regulating Committee (Comité de Règlement Comptable), relative to consolidated financial statements.

The application of this new standard did not have a significant impact on the consolidated balance sheet and income statement.

b. Framework for the preparation of JCDecaux SA consolidated financial statements as at December 31, 1999

The JCDecaux SA consolidated financial statements were prepared by consolidating all profits and losses of subsidiaries within the Decaux scope over 12 months, and all the profits and losses of companies within the Avenir Group scope over 6 months.

Goodwill arising from the acquisition of the MCPE business was amortised over 6 months prorata temporis.

Financial statements as at December 31, 1998 are presented before the integration of the Avenir Group.

c. Changes in accounting methods

Two changes in accounting methods were applied during the 1999 fiscal year:

1. Starting on January 1, 1999, the Group depreciates its street furniture over a period between 7 and 10 years. Until 1998, the street furniture depreciation periods were 4 and 7 years in the consolidated financial statements. The new periods derive from studies carried out by the Group on the economic useful life of street furniture equipment.

2. Deferred tax assets due to temporary differences or deficits are recognised and subject to an allowance when their realisation is uncertain. Up to December 31, 1998, no deferred tax assets were recognised, except in exceptional cases.

These changes have the following effects:

— an increase in the consolidated opening shareholders' equity of M€ 50, corresponding to the effect of these methods had they been applied retroactively,

— an increase in the 1999 net income of M€ 7.

One change in accounting methods relating to the capitalisation of maintenance costs was applied in 2000:

As of January 1, 2000, the accumulated costs of the improvement of street furniture, resulting in the increase in its durability, both in France and abroad, are capitalised and depreciated over the half of the useful lives of street furniture.

This change has the following effects :

— an increase in the consolidated opening shareholders' equity of M€ 22.0 corresponding to the impact of this method, had it been applied retroactively,

— an increase in the 2000 net income of M€ 5.2.

The analysis of these changes on the Group consolidated shareholders' equity is presented in notes 2.8 and 2.9 hereafter.

1.2 Scope and methods of consolidation

The consolidated financial statements include the financial statements of JCDecaux SA and subsidiaries over which JCDecaux SA exercises, directly or indirectly, an exclusive control or significant influence.

Generally, subsidiaries meeting one of the following three conditions are consolidated:

	Absolute amount greater than
	(In millions of Euros)
Revenues	0.76
Shareholder's Equity (Group Share)	1.52
Net Income (Group Share)	0.61

The aggregate of the non-consolidated companies is not significant.

The financial statements of companies under exclusive control are fully consolidated.

The financial statements of other companies over which the Group exercises a significant influence are accounted for under the equity method.

The Swiss company Affichage Holding has been accounted for under the equity method as from October 7, 1999, although it was acquired from JCDecaux Holding by JCDecaux SA on May 22, 2000. As a consequence, the 1999 financial statements include the entire street furniture business of the Group.

The main effects on December 31, 1999 and December 31, 2000 consolidated financial statements of this accounting under the equity method are presented below:

	Amount as at December 31,	
	1999	2000
	(In millions of Euros)	
Investment in equity affiliates	37.2	40.3
Goodwill	108.4	102.9
Loans(1)	141.5	—
Share in net income of equity affiliates	1.0	4.5

(1) The loan used for financing the acquisition of Affichage Holding is now included in the tranche A of the M€ 870 loan contracted in 2000. The outstanding credit facility of the tranche A is used for financing the Outdoor Advertising Unit.

Table 6.2 presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All the significant transactions between Group companies are cancelled upon consolidation.

1.3 Financial year-ends

The consolidated financial statements are prepared on the basis of annual financial statements as at December 31, closing date of the companies' individual financial statements.

1.4 Translation of financial statements prepared in foreign currency

Foreign currency denominated balance sheet items are translated at year end exchange rates. Income statement items are translated at average annual rates. The resulting difference is recognised as translation adjustment in Shareholders' equity.

The consolidation of the MCPE business unit on June 30, 1999 was calculated on the basis of the net equity of associated subsidiaries converted at the 31/12/99 year end exchange rates. Using the exchange rate of June 30, 1999 would not have had a significant impact on the presentation of annual financial statements.

1.5 Intangible assets

Intangible assets acquired by Group companies are stated at cost.

Pre-operational costs as well as research and development costs are included in operating expenses, as incurred.

Concessions and patents are amortised over their legal duration.

Only significant, individualised and clearly identified software (such as ERP) are capitalised and amortised over a period of 5 years maximum. Other software is included in operating expenses.

Going concern values are completely amortised the year they are accounted for in the accounts.

1.6 Goodwill

Goodwill from acquisitions, representing the excess of cost of shares in consolidated companies over the underlying net assets at the acquisition rate, as restated in accordance with Group accounting policies, is recorded as an asset.

The cost of acquisition of shares includes related purchase costs (fees...).

Goodwill is amortised following the straight-line method over a period not exceeding 20 years.

Goodwills that were included in the consolidated financial statements of the MCPE business unit as at June 30, 1999 were fully depreciated against the opening shareholders' equity of MCPE companies. The amount of this depreciation increased the goodwill on the acquisition of the MCPE business unit.

In case of particular circumstances (structural modifications of technical, regulatory or market conditions, in the case of a sale project or of insufficient profitability, ...), depreciation of goodwill is established, beyond the planned allowances, by means of a provision.

1.7 Tangible assets

Tangible assets are stated at historical cost.

Depreciation charges, calculated according to homogeneous rules within the Group, are mainly calculated using the straight line method over the following estimated useful lives:

	Depreciation Period
Tangible assets:	
Buildings and construction	10 to 20 years
Technical installations, tools and equipment (Street Furniture and billboards)	2 to 10 years
Other tangible assets:	
Miscellaneous layout and arrangement	5 to 10 years
Transport equipment	4 years
Office material and Computer equipment	3 years
Furniture	5 to 10 years

Street Furniture:

Street Furniture (Bus shelters, MUPIs – City Light Billboards, Senior, Electronic Information Journals, Automatic Public Toilets, Morris Columns ...) is depreciated over periods between 7 and 10 years.

Until 1998 the depreciation for street furniture was accounted for in the consolidated accounts over 4 and 7 years.

Billboards:

Billboards are depreciated according to the method of depreciation prevailing in the countries in accordance with regulations and local economic conditions. The main methods used are the following:

Country	**Depreciation Method**
France	*Standard* billboards: declining balance over 4 year *Lighted trivisions:* straight-line 5 year *'Palissades' and lighting:* straight-line 2 years Columns: straight-line 5 year
Great-Britain	Straight-line 6 years
Italy	Straight-line 7 year
Belgium	Straight-line 3 to 6 years
Spain	Straight-line 7 to 10 years

1.8 Investments in non-consolidated subsidiaries

This item consists of investments in companies which have not shown any activity during the period, or which have not contributed significantly to the consolidated financial statements.

Interests in non-consolidated affiliates and long term investments securities are depreciated when their realisable value becomes lower than their historical cost. The realisable value takes into account the share in equity and the profitability prospects.

1.9 Inventories

Inventories mainly consist of:

— Street furniture in kit form or partially assembled,

— Parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly cost. They are depreciated, as necessary, on the basis of their estimated realisation value.

1.10 Provisions for bad debt

A provision for bad debt is recorded for any receivable as an adjustment to their net realisable value.

1.11 Marketable securities

Marketable securities are stated at the lower of cost and market value, calculated separately for each category of securities.

The application of the rule no. 99-02 regarding the revaluation of marketable securities would not have any significant effect compared to the historical values recorded.

1.12 Retirement benefit commitments

Since 1995, companies of the Decaux Group have used an external pension management service which covers nearly all of the pension entitlements of their employees.

Retirement benefit commitments of companies in the MCPE business unit have undergone an annual actuarial evaluation and the corresponding provision is recorded as a liability in the financial statements.

The retirement benefit commitments are calculated according to the "Convention Nationale de la Publicité". Their calculation is established on the basis of several hypothesis of rates (inflation rate, rate of revaluation of wages, discounting rate, turnover).

1.13 Non-recurring items

Non-recurring gains and losses consist of significant elements which, by their nature, by their unusual character and by their non-recurrence cannot be considered as inherent to the recurring operational activity of the Group, such as capital gains and losses and related charges, miscellaneous penalties or exceptional fixed asset depreciation.

1.14 Current and deferred income tax

The Group records deferred tax resulting from temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Previous deferred tax, if any, is adjusted to the most recent known tax rate (liability method).

Deferred tax assets on tax losses carried forward are subject to an allowance when they are unlikely to be used within a reasonable time frame.

The income tax charge in the consolidated statement of income corresponds to the current tax due by each consolidated taxable entity, to which the deferred tax credits and debts are added.

The amount of deferred tax recorded results mainly from consolidation adjustments (harmonisation to Group accounting principles for the amortisation of fixed assets), from temporary differences between accounting and taxable income, and from the recognition of tax losses carried forward.

The nets deferred tax assets up to December 31, 1998 were not accounted for, with the exception of the two points described below.

- Following the tax readjustment in 1996 concerning JCDecaux and Semup essentially, depreciation periods for street furniture assets were adjusted to 7.27 years at tax level, i.e. an annual depreciation rate of 13.75%. The increase in tax resulting from the 1991 to 1996 periods was compensated by the recording of a deferred tax asset of M€ 9.2, discounted at M€ 8.3 in 1997 and at M€ 7.9 in 1998, representing the future tax savings generated by the charge based on a tax rate of 36.67%.

- The tax audit achieved in 1997 in JCDecaux UK also raised the question of the period and the deductibility of amortisation. The resulting tax reassessment was added to deferred income tax assets to the extent of the amount to be recovered in coming years, ie M€ 3.4, based on a tax rate of 31% as at December 31, 1997, revalued in 1998 up to M€ 5.8.

1.15 Capital leases

Fixed assets acquired under capital leases are recorded at cost at the inception of the lease and accordingly depreciated. A debt of the same amount is recorded as a liability, with recognition of interest and depreciation expenses.

Only one contract (the Avenir headquarter building held by the SNC Aguesseau) is currently accounted for under this method.

COMMENTS ON THE ACCOUNTS

2. BALANCE SHEET

2.1 Scope of consolidation

1998

In 1998, JCDecaux SA acquired the shares owned by the Vivendi Group in JCDecaux Mobilier Urbain, JC Decaux Services, RPMU, Semup, Somupi, Sopact (France), JCDecaux UK (England), JCDecaux Belgique, ACM Belgique (Belgium), JCDecaux Luxembourg (Luxembourg), Mobiliario Urbano (Spain), Maximedia (Finland), JCDecaux Portugal and Purbe (Portugal) for a total amount of M€ 6.1.

JCDecaux SA took control of the Finnish company, Famigro, thereby allowing it to exert an exclusive control over Maximedia (compared with a proportional consolidation of 40% in 1997).

The companies JCDecaux Sverige (Sweden), JCDecaux Australia (Australia), AFA JCDecaux Iceland (Iceland), JCDecaux Norge (Norway), JCDecaux Mallscape (United-States), JCDecaux Street Furniture Australia (Australia), JCDecaux Atlantis (The Canary Islands), Purbe (Portugal), created in 1997 and 1998, were consolidated for the fisrt time during the 1998 financial year.

The German subsidiaries, Georg Zacharias and RGS, acquired in 1998, were consolidated for the first time in 1998.

1999

On June 29, 1999, JCDecaux SA acquired the Avenir Group which was the Outdoor Advertising division of the Havas Media Group Outdoor Communication. The companies were acquired for an overall price of M€ 884.9.

The Group bought shares in Foreign subsidiaries in 1999 for an overall price of M€ 154.9.

— The Swiss company Affichage Holding is accounted for by the equity method (30%) for the first time in 1999.

— In 1999 JCDecaux SA took control of the French companies Decaux Publicité Extérieure (billboards installed on private property) and SEG (City of Paris roads network activity).

The costs of these acquisitions amounted to M€ 14.5 et M€ 3.5 respectively.

In 1999 Klett Decaux took a stake in the company Nüremberg in Germany.

The companies Ilg Aussenwerbung Zacharias, Ilg Aussenwerbung, Ilg Werbe (Germany), Publicartaz (Portugal), JCD Interactive, JCD Boston, JCD Chicago (United-States), JCD Do Brasil (Brazil) JCD Italia (Italy), JCD Singapore (Singapore) et JCD Slovakia (Slovakia), created between 1996 and 1998 have been consolidated into the 1999 accounts for the first time.

2000

The Group has initiated an internal restructuration leading to the simplification of the legal organization chart.

In France this restructuration consisted in three absorption-mergers with a retrocative effect as at January 1st, 2000:

— Avenir has absorbed its subsidiaries, among which EPB and Sopremo (formerly consolidated), within a merger.

— JCDecaux Mobilier Urbain has absorbed SFCM and SEG.

— JCDecaux SA has absorbed MCPE.

In addition, JCDecaux SA has proceeded to a M€ 162.2 increase in equity in order to pay for the contribution of shares in Group companies by JCDecaux Holding and minority shareholders.

On June 21, 2000, a merger contract has been signed by incorporation of the subsidiaries JC Decaux Italia and Publimetro in the subsidiary Avenir Italie. The merger had a legal effect as at June 27, 2000. It has been decided to merge the three subsidiaries with a retroactive effect as at January 1, 2000. The new company is called JCDECAUX Communicazione Exteriore Italia.

The company JCDecaux Neonlight Siam, created in 1996 has been consolidated for the first time during the year 2000.

2.2 Goodwill

As at December 31, 2000, goodwill arising upon acquisitions, represents M€ 1,115.5 in gross value and its accumulated amortisation amounts to M€ 76.1.

The net value of Goodwill recorded as at December 31, 2000, 1999 and 1998 breaks down as follows:

	31/12/00	31/12/99	31/12/98
	(In millions of Euros)		
MCPE business unit	728.4	766.7	—
Goodwill arising from shares brought by JCD Holding and other minority shareholders in 2000			
France	58.1	—	—
Europe	80.1	—	—
United-States	4.5	—	—
Affichage Holding (Switzerland)	102.9	108.4	—
Famigro (Finland)	17.0	18.0	17.2
JCD Mobilier Urbain (formerly SEG) (France)	12.9	13.6	—
DPE (France)	7.3	9.8	—
Nüremberg (Germany)	7.4	7.8	—
ARE JCDecaux (Sweden)	6.4	6.9	6.7
ARE (Sweden)	6.1	6.5	6.8
Georg Zacharias (Germany)	3.4	3.6	3.7
JCDecaux Australia (Australia)	1.3	1.4	1.4
Others	3.6	1.6	—
TOTAL	1,039.4	944.3	35.8

The principal change in 1999 corresponds to the acquisition of the MCPE business unit on June 29, 1999. The gross value and the net book value as at December 31, 2000 of the corresponding goodwill are M€ 787.7 and M€ 728.4 respectively compared to M€ 786.3 and M€ 766.7 as at December 31, 1999.

In 2000, the acquisition of shares from JCD Holding and other minority interests led to the recording of a M€ 144.1goodwill in gross value, amortised for M€ 1.4 as at December 31, 2000.

The goodwill on the MCPE business unit, on the company Affichage Holding and the goodwill related to the shares brought by JCD Holding and other minority interests, are amortised over 20 years.

2.3 *Tangible assets*

	Gross Value	Depreciation	Net Value 2000	Net Value 1999	Net Value 1998
			(In millions of Euros)		
Land	32.5	—	32.5	29.0	1.5
Buildings	88.9	40.6	48.3	43.9	14.6
Technical installations and equipment	1,161.7	714.8	446.9	315.9	156.4
Others	202.7	131.1	71.6	56.3	37.8
Fixed assets in progress	12.9	0.5	12.4	14.3	0.9
Advances and deposits	1.7	—	1.7	2.0	0.6
TOTAL	1,500.4	887.0	613.4	461.4	211.8

As at December 31, 2000, tangible assets amounted to M€ 218.3 in France and M€ 395.1 in Foreign countries compared to M€ 163.5 and M€ 297.9 respectively as at December 31, 1999. As at December 31, 2000, tangible assets were notably located for M€ 105.9 in Great-Britain, for M€ 51.9 in Spain, for M€ 28.7 in Belgium, for M€ 24.1 in Germany, for M€ 63.1 in the United-States and for M€ 26.5 in Portugal. As at December 31, 1998, tangible assets amounted to M€ 91.5 in France and M€ 120.3 in Foreign countries.

Variations in gross values

	Land	Buildings	Technical Installations	Others	Total
			(In millions of Euros)		
As at December 31, 1997	1.6	25.9	618.8	113.2	759.5
Changes in consolidation scope	—	2.6	2.9	2.0	7.5
Acquisitions	—	1.5	90.2	20.7	112.5
Disposals	—	—	(19.2)	(4.7)	(23.9)
Translation adjustments	—	—	(5.0)	(0.5)	(5.5)
Others	—	—	3.2	(3.9)	(0.7)
As at December 31, 1998	1.6	30	690.9	126.8	849.3
Changes in consolidation scope	25.0	42.5	132.2	36.4	236.1
Acquisitions	0.1	7.6	113.7	42.9	164.3
Disposals	0	(0.1)	(21.3)	(11.1)	(32.6)
Translation adjustments	2.4	1.5	18.0	3.4	25.3
Others		0.5	3.6	(1.4)	2.7
As at December 31, 1999	29.1	82.0	937.1	197.1	1,245.2
Changes in consolidation scope	—	—	2.2	0.7	2.9
Acquisitions	1.1	8.9	142.3	60.2	212.5
Disposals	(0.6)	(3.5)	(37.7)	(18.5)	(60.3)
Translation adjustments	(0.1)	—	(1.3)	0.6	(0.8)
Capitalisation of maintenance costs (opening)	—	—	78.7	—	78.7
Capitalisation of maintenance costs (2000)	—	—	24.1	—	24.1
Others	3.0	1.5	16.3	(22.8)	(1.9)
As at December 31, 2000	32.5	88.9	1,161.7	217.3	1 500.4

2.4 *Financial Investments*

These consist of shares in companies accounted for under the equity method, non-consolidated controlling interest holdings, loans to non-consolidated companies and other financial fixed assets.

Detail (net book value)

	31/12/00	31/12/99			31/12/98
		Decaux	MCPE	Total	Decaux
			(In millions of Euros)		
Shares in equity affiliates	44.6	38.4	3.4	41.8	0.3
Non consolidated shares	29.1	2.2	5.0	7.2	11.1
Loans	15.7	1.5	4.3	5.8	2.0
Loans to affiliates	0.9	3.5	—	3.5	0.1
Other financial investments	3.4	(1.1)	2.7	1.6	1.3
TOTAL	93.7	44.5	15.4	59.9	14.8

The increase of M€ 45 in financial investments between 1998 and 1999, corresponds principally to the consolidation of the Swiss company Affichage Holding for M€ 37.2 using the equity method.

The increase of M€ 33.8 between 1999 and 2000 is composed by acquisitions of shares for M€ 21.9 and by new loans granted to JCDecaux Salvador and to JCDecaux Group Services for M€ 11.8.

Shares in equity affiliates

	% interest as at 31/12/00	Net book value of shares as at 31/12/00	Net income 2000(1)	Shareholders' equity as at 31/12/00(1)	Net book value of shares as at 31/12/99	Net income 1999(1)	Shareholders' equity as at 31/12/99(1)
			(In millions of Euros)				
Switzerland							
Affichage Holding	30.00	40.3	(0.9)	(2.5)	37.2	(0.1)	—
Portugal							
Red Portugal	34.93	0.3	(0.1)	(0.7)	0.5	—	(0.6)
Placa	45.00	0.3	(0.1)	(0.9)	0.5	—	(0.7)
Autedor	22.95	0.2	0.1	0.2	0.1	—	0.1
Centeco	31.50	0.1	0.0	0.1	0.1	—	0.1
Purbe					0.3	0.3	—
Germany							
Nüremberg	17.50	1.2	0.1	(0.2)	0.9	0.1	(0.3)
Ilg Aussenwerbung Zacharias	10.00	0.03	0.0	0.0			
Asia							
Recruit Holding Hong-Kong(2)		2.1			2.2	0.1	2.0
TOTAL		44.6			41.8		

(1) The net income and the shareholders' equity of the companies consolidated under the equity method in the table above are consolidated data after amortisation of goodwill and elimination of shares.

(2) This company has been excluded from the consolidation scope.

Non-consolidated shares

The increase in non-consolidated shares in 2000 was due principally to the acquisition of 100% of the Austrian company OWB Holding for an amount of €25.4 million (including €2.2 million of acquisition costs). OWB Holding owns a 16% interest in Gewista, which had revenues of €98.4 million and net income of €9.3 million in 2000.

2.5 Inventories

	31/12/00	31/12/99	31/12/98
		(In millions of Euros)	
Gross value	99.5	73.2	71.1
Depreciation	(4.1)	(4.6)	(4.0)
Net Book Value	95.4	68.6	67.1

In 2000, the gross value of inventories increased by M€ 11.1 in the French companies and by M€ 15.2 in the Foreign companies. This variation is mainly due to the inventories of JCD Mallscape that raised by 11.7 M€ in anticipation of installation of street furniture to be carried out in a near future.

In 1999, the gross value of inventories of the Decaux business unit increased by M€ 4.7 in the French companies and decreased by M€ 3.3 in the Foreign companies following installations of street furniture carried out in 1999. The entry of the MCPE unit into the perimeter has brought an increase in inventory gross and net book value of M€ 0.6.

2.6 *Other receivables*

	31/12/00	31/12/99 Decaux	31/12/99 MCPE	31/12/99 Total	31/12/98 Decaux
	(In millions of Euros)				
– Other operating receivables	26.2	8.1	19.5	27.6	10.5
• Depreciation of other operating receivables	(0.3)	—	(0.3)	(0.3)	—
– Miscellaneous receivables	24.1	29.7	39.8	69.5	54.1
• Depreciation of miscellaneous receivables	(0.2)		(0.7)	(0.7)	(0.1)
– Miscellaneous tax receivables	53.5	26.5	5.0	31.6	—
– Receivables on fixed assets	0.3	—	2.1	2.1	—
– Advances and deposits paid	12.5	11.1	5.5	16.6	0.5
– Prepaid expenses	41.6	12.5	20.1	32.6	4.4
– Deferred expenses	22.4	11.4	—	11.4	7.3
Total other receivables	180.6	99.3	92.1	191.4	76.8
Total depreciation of other receivables	(0.5)	—	(1.0)	(1.0)	(0.1)
Net other receivables	180.1	99.3	91.1	190.4	76.7

The entry for "adjustment accounts" has been included since 2000 in "other receivables" and has been presented in the same way in 1998 and 1999 in the interest of consistency.

Following the merger of MCPE company with JCDecaux SA in 2000, the M€ 30 current account with MCPE is not included within "Miscellaneous Receivables" as at December 31, 2000. This explains the decrease of the account of M€ 45.4 between 1999 and 2000. The decresase is also due to a M€ 9.8 decrease of the "miscellaneous" receivables in Mobiliario Urbano (Spain).

On the same period, "miscellaneous tax receivables" increased by M€ 22.0, including M€ 7.3 for JCDecaux SA, M€ 1.4 for JCDecaux Mobilier Urbain, M€ 3.8 for JCDecaux Services and M€ 5.4 for the Decaux Spanish subsidiaries.

Between 1999 and 2000, "deferred expenses" increased by M€ 11.0, of which M€ 14.1 for JCDecaux SA, mainly composed by Initial Public Offering expenses for M€ 8.5 and by bank charges for M€ 5.8.

2.7 Deferred tax

2.7.1 Deferred tax accounted for in the consolidated financial statements

	31/12/00	31/12/99 Decaux	31/12/99 MCPE	31/12/99 Total	31/12/98 Decaux
		(In millions of Euros)			
Deferred tax assets	23.6	6.2	18.9	25.1	11.7
Deferred tax liabilities	(29.7)	(8.4)	(0.8)	(9.2)	(3.8)
TOTAL	(6.1)	(2.1)	18.1	15.9	7.9

In the interest of consistency of the accounts in 2000, the presentation of "Deferred Tax" has also been changed for 1999 and 1998. Deferred tax assets have been stated net of deferred tax liabilities by company.

The decrease in the net deferred tax-asset position by M€ 22.1 as at December 31, 2000 is due for the most part to the change in accounting method relating to the capitalisation of structural maintenance costs. This change leads to an increase of M€ 15 in the deferred tax liabilities.

The increase in the net deferred tax-asset position by M€ 8.1 as at December 31, 1999 stems from the entry of the MCPE business unit into the scope with a value of M€ 18.1 and from a reduction in the Decaux subsidiaries of M€ 10.

The reduction by M€ 10 recorded by the Decaux subsidiaries can be explained mainly by a M€ 8.8 reduction in the JCDecaux Mobilier Urbain subsidiary. This reduction is linked for the most part to the change in the depreciation period of street furniture assets.

2.7.2 Unrecorded deferred tax assets on tax losses carried forward

	31/12/00
	(In millions of Euros)
Tax losses carried forward	
JCDecaux SA	28.0
United-States	17.2
Others	5.2
TOTAL	50.4

2.8 Variation in Group Equity

	Capital	Premium	Consolidated retained earnings	Total
		(In millions of Euros)		
Equity as at December 31, 1997	2.6	82.1	422.9	507.6
Dividends paid by JCDecaux SA			(228.7)	(228.7)
Net income for the period			74.6	74.6
Change in translation adjustment			(2.3)	(2.3)
Equity as at December 31, 1998	2.6	82.1	266.5	351.2
Changes in accounting method			37.2	37.2
Net income for the period			59.7	59.7
Change in translation adjustment			0.5	0.5
Equity as at December 31, 1999	2.6	82.1	363.9	448.6
Increase in JCDecaux SA equity (*)	0.1	162.1		162.2
Change in accounting methods			18.9	18.9
Net income for the period			20.4	20.4
Dividends paid			(25.6)	(25.6)
Change in translation adjustment			(0.6)	(0.6)
Equity as at December 31, 2000	2.7	244.2	377.0	623.9

(*) JCDecaux SA has proceeded to an increase in equity in order to pay for the shares brought by JCDecaux Holding and other minority shareholders.

The capital of € 2,685,962 is composed as at December 31, 2000 of 176 187 464 shares fully paid versus 170,957 shares in 1999, the subsidiary having proceeded in 2000 to a division by one thousand of shares that composed the capital.

The M€ 37.2 impact of changes in accounting methods in 1999 breaks down as follows:

Adjustment of depreciation periods of street furniture assets:	
Impact on depreciation	43.4
Impact on deferred tax	(8.2)
Deffered Tax Asset on temporary differences and adjustments	2.0
Total impact	37.2

In 2000, the impact of accounting methods changes of M€ 18.9 on the opening reserves (Group share) is related to the capitalisation of maintenance costs for M€ 6.9 in France and for M€ 12.0 in the Foreign subsidiaries.

2.9 *Minority interests*

	1998	1999	2000
	(In millions of Euros)		
Shareholders' equity (minority interests) as at January 1	36.3	34.1	53.3
Net income for the period	12.3	12.8	18.7
Dividends paid	(10.2)	(9.1)	(9.5)
Change in translation adjustment	(0.2)	0.1	—
Changes in consolidation scope	(4.1)	2.6	(18.1)
Changes in accounting methods	—	12.8	3.1
Shareholders' equity (minority interests) as at December 31	34.1	53.3	47.5

The M€ 12.8 impact of changes in accounting methods in 1999 breaks down as follows:

Adjustments of depreciation periods of street furniture assets:	
Impact on depreciation	13.2
Impact on deferred tax	(0.6)
Deffered Tax Asset on temporary differences and adjustments	0.2
TOTAL impact	12.8

In 2000, the impact of accounting methods changes of M€ 3.1 on the opening reserves (minority interests) is related to the capitalisation of maintenance costs for M€ 1.9 in France and for M€ 1.2 in the Foreign subsidiaries.

2.10 *Provisions for risks and contingencies*

	31/12/00	31/12/99	31/12/98
	(In millions of Euros)		
Provisions for risks and contingencies	66.7	53	33.0
Provisions for retirement indemnities	6.4	4.6	0.3
TOTAL	73.1	57.6	33.3

Breakdown of provisions for risks and contingencies

	31/12/00	31/12/99	31/12/98
	(In millions of Euros)		
Street Furniture Dismantling(*)	36.2	28.8	25.6
Others(**)	30.5	24.2	7.4
TOTAL	66.7	53.0	33.0

(*) This is determined at the end of each accounting period and depends on the number of street furniture units currently in use and their unitary dismantling cost (labour, cost of destruction and remediation of ground surfaces). The provision for dismantling is spread over the duration of each concession. At the termination of a concession, 100% of the cost of dismantling has been provided for.

(**) This principally consists of a provision for litigation of €10 million as of December 31, 2000.

Changes in provisions for risks and contingencies

	31/12/99	Increase	Decrease	Changes in consolidation scope	31/12/00
			(In millions of Euros)		
Total provisions for risks and contingencies......	57.6	37.4	(25.1)	3.2	73.1

2.11 *Financial debt*

	31/12/00	31/12/99	31/12/98
		(In millions of Euros)	
Bank borrowings	1,267.9	1,035.7	51.9
— Including MCPE acquisition loan..........................		762.2	—
Finance leases	10.6	12.5	—
Miscellaneous loans and financial debts.....................	9.4	25.2	19.2
TOTAL...	1,287.9	1,073.4	71.1

Financial debts is composed mainly of debts contracted with credit institutions. The major loans concern the following countries: France with a M€ 1,130 arrangement for the acquisition of Affichage Holding and MCPE, and with the debt contracted for the financing of a building under finance lease for M€ 10.5, United-States for M€ 43, Denmark for M€ 17.4, Spain for M€ 8, Australia for M€ 26, Great-Britain for M€ 7, Germany for M€ 12.3, and Italy for M€ 3.9.

JCDecaux SA has negociated on September 6, 2000 a syndicated credit line of M€ 1,372 for the refinancing of its existing debt and to ensure its future development. This debt will mature after 5 years.

Miscellaneous loans and financial debts include interests on loans from credit institutions, loans from associates and interests on miscellaneous loans and financial debts.

Maturity of financial debt

	31/12/00	31/12/99
	(In millions of Euros)	
Less than one year	135.4	144.2
More than one year and less than 5 years	1,115.0	901.8
More than 5 years	37.5	27.4
TOTAL	1,287.9	1,073.4

Breakdown of financial debt by currency

	31/12/00	31/12/99
	(In millions of Euros)	
Euros	1,190.1	985.1
U.S. dollar	43.0	43.8
Danish crown	17.4	19.9
Norwegian crown	2.5	—
Australian dollar	26.6	11.6
English pound sterling	8.2	11.7
Singapore dollar	0.1	1.3
TOTAL	1,287.9	1,073.4

Breakdown of financial debt by fixed/variable rate

	31/12/00	31/12/99
	(In millions of Euros)	
Fixed rate	5.6	16.6
Variable rate*	1,282.3	1,056.8
TOTAL	1,287.9	1,073.4

* The variable rate financial debt is hedged with financial instruments as described in note 4.1 hereafter.

3. INCOME STATEMENT

3.1 Operating expenses

	2000	1999	1998
		(In millions of Euros)	
Purchases of materials, external expenses and other net operating expenses	712.4	426.6	173.3
Taxes and duties	34.9	20.7	11.1
Payroll	284.3	205.0	141.4
Net depreciation allowances and provisions	147.7	97.5	88.2
TOTAL	1,179.3	749.8	414.0

3.2 Net financial income/(loss)

	2000	1999			1998
		Decaux	MCPE	Total	Decaux
			(In millions of Euros)		
Interest on loans and similar expenses	(56.7)	(23.3)	(2.4)	(25.7)	(9.0)
Net foreign exchange gains and losses	(2.0)	4.1	(0.3)	3.8	(2.3)
Others	(2.6)	7.8	0.6	8.4	17.1
TOTAL	(61.3)	(11.4)	(2.1)	(13.5)	5.8

The debt relating to the acquisition of the MCPE business unit resulted in a M€ 43.5 financial expense for JCDecaux SA in 2000 compared to M€ 14.1 in 1999.

The revaluation of receivables in U.S. and Australian dollars held by the company JCDecaux Mobilier Urbain generated in 1999 unrealised exchange gains of M€ 4.1.

The degradation of the other items of the financial income in 2000 is principally due to discounts for early payment granted for M€ 3 mainly in Southern and Northern Europe.

3.3 Non-recurring income/(loss)

	2000	1999			1998
		Decaux	MCPE	Total	Decaux
			(In millions of Euros)		
Net income from operations	(7.5)	0.7	(1.8)	(1.1)	(1.5)
Net income from capital expenditure	2.5	(0.6)	0.2	(0.4)	0.5
Net releases and other net income	7.3	—	—	—	4.8
TOTAL	2.3	0.1	(1.6)	(1.5)	3.8

The category « net income from operations » in 2000 consists for the most part in payment of seniority premium for M€ 2.5, exceptional expenses related to the storm provision for M€ 1.3, business litigations for M€ 1.4, net expenses from previous accounting periods for M€ 3 and other net income for M€ 0.7.

The category "net releases and other net income" in 2000 consists for the most part of M€ 10.5 and M€ 0.1 of exceptional reversal on amortisation in JCD Belgique and JCD Luxembourg. This is the impact of the retroactive application of the 10 years Group duration of depreciation period for Street Furniture (versus a statutory 5 years depreciation period). This reversal is partially balanced with a M€ 6.6 allowance for the Street Furniture dismantling provision. The Group has decided to extend the principle of accounting a dismantling provision to all Group companies included in the Street Furniture business unit.

The category "net releases and other net income" is also composed of a M€ 1.3 provision for litigation in JCDecaux Mobilier Urbain, a M€ 1.9 reversal of storm provision in Avenir (the M€ 1.2 costs being recorded under exceptional expenses from operations), and other net income for M€ 2.7.

3.4 Income Tax

	2000	1999			1998
		Decaux	MCPE	Total	Decaux
			(In millions of Euros)		
Current taxes	(81.1)	(62.8)	(12.5)	(75.3)	(64.8)
Deferred taxes	(13.9)	(2.9)	5.6	2.7	0.7
TOTAL	(95.0)	(65.7)	(6.9)	(72.6)	(64.1)

The effective tax rate before amortisation of goodwill, amounts to 42.2% in 1998, 42.9% in 1999 and 51.7 % in 2000. It can be explained principally by tax losses carried forward not recorded as deferred tax assets (M€ 36.0).

Its increase in 2000 is mainly due to tax losses carried forward not recorded as deferred tax assets, principally for JCDecaux SA and JCD USA and its subsidiaries.

Tax Proof

	2000
	(In millions of Euros)
Consolidated net income	39.1
Income Tax charge	(95.0)
Consolidated income before taxes	134.1
Amortisation of goodwill	49.7
Long-term capital loss	2.9
Untaxed items	(14.5)
Surplus depreciation	14.2
Net income from equity affiliates	(4.9)
French tax integration	(0.4)
Miscellaneous	0.3
Net income before tax and subject to legislated tax rate	181.4
Weighted Group tax rates	36.13%
Theoretical tax charge	(65.5)
Unrecorded deferred tax assets on 2000 tax losses carried forward	(36.5)
Additional local taxes	(1.3)
Use of tax losses carried forward	5.6
Changes in deferred taxes on previous fiscal years	3.2
Miscellaneous	(0.5)
Total tax charge calculated	(95.0)
Tax charge accounted for	(95.0)

3.5 Headcount and compensation of executive officers

In 2000, headcount amounts to 6,788 employees.

Headcount amounted to 6,464 people (including 1,819 people in the MCPE subsidiaries) in 1999, compared to 4,224 people in 1998.

The aggregated JCDecaux SA's five top compensation paid in 2000 amounts to M€ 0.75.

4. OFF-BALANCE SHEET COMMITMENTS

4.1 Financial instruments

In order to cover the interest rate risk related to the loan used for financing the acquisition of the MCPE business unit, the Group uses different financial instruments such as caps.

The position on options contracted by the Group as at December 31, 2000 includes the following points:

- Purchase of caps covering M€ 1,059 at the average capped rate of 4.8%, maturing between March 2001 and December 2003.

- Sale of caps covering M€ 114 at the capped rate of 6.3% maturing between September 2002 and March 2003.

4.2 Off-balance sheet commitments

1998

- Commitments given

  — Commitments on currency hedging transaction (sales) for an amount of M€ 23.6.

  — Guarantees totalling M€ 78.1 granted to credit institutions.

1999

- Commitments given

To secure its obligation under the M€ 800.4 loan agreement, the Group pledged all the MCPE shares acquired for a total of M€ 876.6 (excluding the M€ 8.3 purchase costs).

In addition, and in order to cover the rate risk related to this loan the Group subscribed the following hedging contracts:

  — Commitments related to forward rates agreements covering euros 0.2 billion at the average fixed rate of 3.27% maturing in March 2000.

  — Commitments on currency hedging transaction (sales) for an amount of M€ 40.2.

  Commitments of M€ 0.02 in the form of retirement indemnities.

  — Guarantees totalling M€ 136.3 granted to credit institutions.

  — Other guarantees and commitments given totalling M€ 48.9.

- Commitments received

  — Loan guarantees from AFA Denmark for an amount of M€ 13.4.

  — Deposits received from banking institutions for an amount of M€ 4.

  — Avenir property leasing for an amount of M€ 1.1.

  — Other deposits and commitments received for an amount of M€ 0.5.

  — JCDecaux SA has received an undertaking from JCDecaux Holding to repurchase the Affichage Holding shares if the loan of M€ 800.4 is not repaid by the 1st May 2001. If undertaking is used, this transfer would be conducted for M€ 145.9 , the price of the original transfer, minus any dividend which may have been paid by Affichage Holding.

2000

- Commitments given

  — JCDecaux SA granted a guarantee for the repayment of the debt contracted by its subsidiary Sky Sites Inc to the syndicated investment banking group for a M$ 40 amount.

  — Commitments on currency hedging transaction for an amount of M€ 154.5.

  — Guarantees totalling M€ 338.8 granted to credit institutions.

  — Lease of real estate for M€ 108.

  — Property leasing for M€ 23.

— Other commitents given for M€ 26.7.

- Commitments received

— Commitments on currency hedging transaction for an amount of M€ 154.5.

— Avenir Property leasing for an amount of M€ 0.5.

— M€ 199 available credit line from syndicated investment banking group for JCDecaux SA.

— Other commitments received for an amount of M€23.5.

— Sureties received for an amount of M€ 0.3.

5. SEGMENT REPORTING (In millions of Euros)

5.1 By activity

Definition of activity segments

Street furniture

The street furniture activity covers generally the public property advertising agreements signed with communities. It also includes advertising in shopping malls, the renting of furniture, the sale of material, works, various maintenance and other services.

Billboard

The billboard activity covers advertising on private property, including both postering and illuminated advertising billboards. It also includes neon-type advertising.

Transport

The Transport activity covers advertising in public transport systems, whether it is airports, metros or buses.

	Revenues	EBITDA[1]	Net Tangible Assets
	(In millions of Euros)		
Street Furniture			
2000	725.8	293.8	459.2
1999	626.7	239.9	343.2
1998	556.0	230.2	211.8
Billboard			
2000	384.1	66.4	119.8
1999	187.5	29.6	101.7
1998	0.0	0.0	0.0
Transport			
2000	307.1	27.6	21.3
1999	118.1	10.5	16.5
1998	0.0	0.0	0.0
Holdings			
2000	0.1	(2.3)	13.1
1999	0.0	0.0	0.0
1998	0.0	0.0	0.0
Total			
2000	1,417.1	385.5	613.4
1999	932.3	280.0	461.4
1998	556.0	230.2	211.8

(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation)

5.2 By geographic zone

	Revenues	EBITDA	Net Tangible Assets
	(In millions of Euros)		
France			
2000	581.1	174.3	218.3
1999	441.6	145.3	163.4
1998	301.2	121.5	91.5
UK			
2000	213.4	43.3	106.0
1999	112.5	26.8	80.7
1998	36.0	14.0	14.9
Europe			
2000	401.2	170.3	203.0
1999	300.9	119.7	174.0
1998	215.9	96.6	95.1
Americas			
2000	105.9	(8.5)	63.3
1999	37.4	(10.9)	22.9
1998	2.9	0.2	5.3
Asia / Pacific			
2000	115.5	6.1	22.8
1999	39.9	(0.9)	20.4
1998	0.0	(2.1)	5.0
Total			
2000	1,417.1	385.5	613.4
1999	932.3	280.0	461.4
1998	556.0	230.2	211.8

6. SCOPE OF CONSOLIDATION

6.1 Ownership

As at December 31, 2000, 96.38% of JCDecaux SA was held by JCDecaux Holding.

6.2 List of consolidated companies

COMPANY	COUNTRY	% INTEREST	CONSOLIDATION METHOD	% CONTROL
STREET FURNITURE				
JCDECAUX SERVICES	France	92.02	F	92.02
DPE	France	100.00	F	100.00
JC DECAUX MOBILIER URBAIN	France	100.00	F	100.00
RPMU	France	92.00	F	92.00
SEMUP	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
SOPACT	France	50.00	F	50.00
JC DECAUX AUSTRALIA	Australia	100.00	F	100.00
JCD STREET FURNITURE AUSTRALIA	Australia	100.00	F	100.00
ACM BELGIQUE	Belgium	100.00	F	100.00
JCD BELGIQUE	Belgium	100.00	F	100.00
JCD DO BRASIL	Brazil	100.00	F	100.00
JC DECAUX ATLANTIS	Canary Islands	85.00	F	85.00
AFA JC DECAUX	Denmark	50.00	F	50.00
JCD UK	United Kingdom	100.00	F	100.00
FAMIGRO	Finland	46.81	F	46.81
MAXIMEDIA	Finland	65.08	F	95.41
ACM GMBH ALLEMAGNE	Germany	100.00	F	100.00
GEORG ZACHARIAS	Germany	50.00	F	50.00
ILG AUSSENWERBUNG	Germany	25.00	F	50.00
ILG AUSSENWERBUNG ZACHARIAS	Germany	10.00	EM	20.00
ILG WERBE	Germany	25.00	F	50.00
JCD DEUTSCHLAND	Germany	100.00	F	100.00
JCD STADTMOBLIERUNG DRESDEN	Germany	100.00	F	100.00
KLETT DECAUX	Germany	50.00	F	50.00
MGM ALLEMANGE	Germany	50.00	F	50.00
NUREMBERG	Germany	17.50	EM	35.00
R.G.S.	Germany	25.00	F	50.00
AFA JCD ICELAND	Iceland	50.00	F	100.00
JCD LUXEMBOURG	Luxembourg	100.00	F	100.00
JCD NORGE	Norway	83.09	F	93.80
PUBLEX BV	The Netherlands	50.00	F	50.00
V.K.M. BV	The Netherlands	50.00	F	50.00
JCD PORTUGAL	Portugal	100.00	F	100.00
PURBE	Portugal	100.00	F	100.00
JC DECAUX MESTSKY MOBILIAR	Czech Rep.	100.00	F	100.00
JCD SINGAPOUR	Singapore	100.00	F	100.00
JCD SLOVAQUIE	Slovakia	100.00	F	100.00
CEMUMA SA	Spain	75.00	F	75.00
MOBILIARIO URBANO	Spain	100.00	F	100.00
ARE	Sweden	96.46	F	100.00
ARE JC DECAUX AB	Sweden	96.46	F	100.00

COMPANY	COUNTRY	% INTEREST	CONSOLIDATION METHOD	% CONTROL
JCD SVERIGE	Sweden	96.46	F	96.46
JC DECAUX THAILAND	Thailand	95.15	F	95.15
JC DECAUX BOSTON	United States	100.00	F	100.00
JC DECAUX CHICAGO	United States	100.00	F	100.00
JC DECAUX INTERACTIVE	United States	100.00	F	100.00
JC DECAUX MALLSCAPE	United States	100.00	F	100.00
JC DECAUX NEW-YORK	United States	70.00	F	70.00
JC DECAUX UNITED STREET FURNITURE	United States	100.00	F	100.00
JC DECAUX USA	United States	100.00	F	100.00
BILLBOARD				
AGUESSEAU	France	100.00	F	100.00
AVENIR	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
PEARL & DEAN FIJI LTD	Australia	100.00	F	100.00
PEARL & DEAN GROUP PTY LTD	Australia	100.00	F	100.00
PEARL & DEAN PTY LTD	Australia	100.00	F	100.00
BELGOPOSTER	Belgium	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR	Belgium	61.15	F	61.15
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS & ALLEN GROUP	United Kingdom	100.00	F	100.00
MILLS & ALLEN HOLDINGS	United Kingdom	100.00	F	100.00
MILLS & ALLEN LTD	United Kingdom	100.00	F	100.00
AVENIR BUDAPEST	Hungary	55.00	F	55.00
JCD NEONLIGHT BUDAPEST	Hungary	82.00	F	100.00
DAVID ALLEN NORTH	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
DAVID ALLEN SOUTH	Ireland	100.00	F	100.00
SOLAR SUMMERBOOK	Ireland	100.00	F	100.00
JCD COMMUNICAZIONE EXTERNA ITALIA	Italy	100.00	F	100.00
EUROPOSTER BV	The Netherlands	100.00	F	100.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
AUTEDOR	Portugal	22.95	EM	22.95
CENTECO	Portugal	31.50	EM	31.50
PLACA	Portugal	45.00	EM	45.00
RED PORTUGUESA PUBLICIDAD	Portugal	34.93	EM	34.95
AVENIR PRAHA	Czech Rep.	90.00	F	90.00

COMPANY	COUNTRY	% INTEREST	CONSOLIDATION METHOD	% CONTROL
JCD NEONLIGHT SRO	Czech Rep.	100.00	F	100.00
JCD NEONLIGHT HOLDINGS PTE LTD	Singapore	100.00	F	100.00
AVENIR CENTRO	Spain	100.00	F	100.00
AVENIR ESPANA	Spain	100.00	F	100.00
JCD PUBLICIDAD LUMINOSA	Spain	99.98	F	99.98
AFFICHAGE Holding	Switzerland	30.00	EM	30.00
JCD NEONLIGHT SIAM CO	Thailand	49.49	F	95.13
TRANSPORT				
AP Systèmes	France	99.58	F	99.58
JCD COMMUNICATION T.	France	100.00	F	100.00
RCI	France	100.00	F	100.00
MILLS & ALLEN GROUP PTY LTD	Australia	100.00	F	100.00
PEARL & DEAN PUBLISHING	Australia	100.00	F	100.00
SKY SITES Ltd	England	100.00	F	100.00
JCD PEARL & DEAN LTD HONG-KONG	Hong Kong	100.00	F	100.00
JCD PEARL & DEAN SDN BHD	Malaysia	100.00	F	100.00
APS POLSKA	Poland	99.58	F	100.00
APS PUBLICIDADE	Portugal	84.65	F	85.00
JCD PEARL & DEAN PTE LTD	Singapore	100.00	F	100.00
POSTERADS	Singapore	100.00	F	100.00
AEROSISTEMAS	Spain	99.53	F	99.95
JCD TRANSPORT MEDIA INC.	United States	100.00	F	100.00
SKY SITES INC.	United States	100.00	F	100.00
HOLDINGS				
JCDECAUX SA	France	100.00	Parent	100.00
JCD UNITED LTD	United Kingdom	100.00	F	100.00
JCD ASIA SINGAPORE PTE	Singapore	100.00	F	100.00

Note:

F. = Full integration

EM. = Equity Method

7. SUBSEQUENT EVENTS

In the perspective of the 2001 Initial Public Offering, the Group is continuing its internal restructuration leading to the simplification of the legal organisation chart.

In France this restructuration will consist in the absorption-merger of JCD Communication (T), RPMU and JCDecaux Services in JCDecaux SA.

In the context of the Initial Public Offering the company intends to proceed to a capial increase and to grant stock-options to employees.

8. PRO FORMA STATEMENTS

8.1 Income statement actual 2000 and Pro forma 1999 & 1998

	Actual 2000	Pro forma 1999	Pro forma 1998
	(In millions of Euros)		
NET REVENUES	1,417	1,208	1,076
Net operating expenses excluding depreciation allowances & provisions	(1,032)	(894)	(783)
Depreciation allowances and provisions (net)	(148)	(117)	(108)
TOTAL OPERATING EXPENSES	(1,179)	(1,011)	(891)
OPERATING INCOME	238	197	185
FINANCIAL INCOME/(LOSS)	(61)	(31)	(30)
INCOME FROM RECURRING OPERATIONS	177	166	155
Non recurring income/(loss)	2	3	4
Income tax	(95)	(72)	(61)
NET RESULT FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	84	90	98
Net income from equity affiliates	5	3	1
Amortisation of goodwill	(50)	(45)	(40)
CONSOLIDATED NET INCOME	39	48	59
Minority interests	18	12	13
Group share	20	36	45
Earnings per share (in thousands of euros)	0.000116	0.21	0.27
Number of shares	176,187,464	170,957	170,957

Principles used

For financial year 1998, the pro forma financial statements have been prepared from the consolidated financial statements of JCDecaux SA and from the pro forma combined financial statements of MCPE business unit.

For the 1999 financial year, the pro forma financial statements have been prepared from the consolidated financial statements of JCDecaux SA[1] and from the consolidated financial statements of MCPE for the first semester of 1999.

The principles used for the preparation of these pro forma financial statements are the following:

— The acquisition of the MCPE business unit was considered to be effective from January 1, 1998 ; The other changes in the scope of consolidation were not carried back to 1998 since they were not significant,

— The goodwill stated in the historical financial statements in 1999 was carried back to 1998 and 1999, the consolidated statements of the MCPE business unit having been readjusted to conform to JCDecaux SA accounting principles. This goodwill is amortised over a 20 year period,

— The financing of the acquisition of the MCPE business unit, including debt and cash on hand, was considered to be in place from January 1, 1998 on. Financial charges on loans as well as loss of financial income due to cash on hand financing were recorded over the two financial periods,

— The combined consolidated financial statements of the MCPE business unit for 1998 and 1999 were corrected within the framework of the pro forma financial statements of two extraordinary operations (impact of the transfer of the COMAREG long term investment and distribution of an extraordinary dividend) carried out before the transfer to JCDecaux SA became effective on June 29, 1999,

— The accumulated costs of the structural maintenance of street furniture in France as well as the increase in its useful life, are capitalised and depreciated over 3.6 years in the pro forma financial statements,

— New provisions in ruling no. 99-02 of the Accounting Regulating Committee (Comité de Réglementation Comptable), relative to consolidated financial accounts, have been applied retroactively to the 1998 and 1999 financial years.

[1] MCPE was fully consolidated on the JCDecaux SA consolidated financial statements from July 1, 1999

Breakdown of the pro forma adjustments

	1998				1999			
	JCDecaux SA	MCPE Pro forma combined	Pro forma adjustments[a]	Pro forma	JCDecaux SA	MCPE Pro forma combined	Pro forma adjustments[a]	Pro forma
				(In millions of Euros)				
Net Revenues	556	520	—	1,076	626	582	—	1,208
Operating income	142	37	6	185	151	43	3	197[1]
Net financial income	6	31	(67)	(30)	(11)	(3)	(17)	(31)[2]
Non recurring income	4	41	(41)	4	—	(3)	—	(3)[3]
Income tax	(64)	(16)	19	(61)	(66)	(12)	6	(72)[4]
Net income from equity method	1	—	—	1	2	—	—	2
Amortisation of goodwill	(1)	(2)	(37)	(40)	(5)	(20)	(20)	(45)[5]
Net income	87	91	(120)	59	71	5	(28)	48

(a) The pro forma adjustments reflect the following items:

	1998	1999
	(In millions of Euros)	
– Reduction in operating expenses resulting from the capitalisation of structural maintenance costs in French Street Furniture concessions	(1)	3
– Harmonisation of depreciation of Street Furniture over a period of 7 to 10 years	7	—
[1]Operating income	6	3
– A full year interest charge in 1998 and an additional 6 months interest charge in 1999, in respect of the interest on the debt incurred to finance the MCPE business unit acquisition, as if such debt was in place as of January 1, 1998	(39)	(17)
– Cancellation of the extraordinary dividends received from Comareg	(28)	—
[2]Net financial income	(67)	(17)
– Harmonisation of depreciation of Street Furniture over a period of 7 to 10 years	(3)	—
– Cancellation of the impact of the disposal of the COMAREG long term investment	(38)	—
[3]Non recurring income	(41)	—
– Deferred tax on the adjustments described above	19	6
[4]Income tax	19	6
– Amortisation of goodwill relating to the MCPE business unit acquisition for the full year 1998 and the six months of 1999	(37)	(20)
[5]Amortisation of goodwill	(37)	(20)

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JCDECAUX SA

CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

Prepared in accordance with French
generally accepted accounting principles

(Translated from French)

ATTESTATION OF THE STATUTORY AUDITORS REGARDING THE PRO FORMA FINANCIAL STATEMENTS

In the perspective of the Initial Public Offering of the company JCDecaux SA, we have been asked by the Board of Directors of the company to review the accompanying pro forma consolidated financial statements of the group including the Avenir sub-group for the years ended December 31, 1998 and 1999.

These pro forma financial statements have been prepared under the responsibility of the Board of Directors following the principles described in Note 1 and of the basis of:

- the consolidated financial statements of JCDecaux SA for these two financial years as audited, in accordance with professional standards applied in France, by the statutory auditor, Fiduciaire Révisunion, and the independent auditor, Barbier Frinault & Associés-Arthur Andersen who issued an unqualified opinion.
- the consolidated pro forma financial statements of the Avenir sub-group as at December 31, 1998, as extracted from the consolidated financial statements of the Havas Media Communication Group which have been subject to a limited review in accordance with the professional standards applied in France by the auditors of the Havas Group, Constantin Associés and Salustro Reydel who have issued an attestation without observation subsequent to their limited review.
- the consolidated financial statements of the Avenir sub-group as at December 31, 1999, prepaped on the basis of the accounts of the companies of the Avenir sub-group, audited and attested by the companies' respective auditors in accordance with professional standards applied in France, and included since July 1, 1999 in the consolidated financial statements of the JCDecaux Group mentioned above.

We have carried out our review of the consolidated pro forma financial statements according to professional standards applied in France. These standards require an evaluation of the procedures used in the choice of principles and the preparation of pro forma financial statements, as well as to assess whether the principles adopted are consistent to verify the transposition of figures using these procedures and to ensure that the accounting methods used are compliant with those used for the most recent consolidated financial statements of JCDecaux SA.

The purpose of the pro forma financial statements is to reflect the impact on the historical accounting and financial information of a given operation or event on a date prior to the actual or planned completion date. However, these financial statements are not necessarily representative of the financial position or performance which may have been observed if the operation or event had been completed on a date prior to the actual or planned completion date.

On the basis of our review, nothing came to our attention which would question the appropriate nature of the principles adopted to present the effects of the integration of the Avenir sub-group in the consolidated pro forma financial statements of JCDecaux SA on January 1, 1998, the transposition of figures using these procedures and the compliance of the accounting methods used with those followed for the consolidated financial statements of JCDecaux SA as at December 31, 2000.

Neuilly-sur-Seine and Paris, March 9th, 2001

The Statutory Auditors

BARBIER FRINAULT & AUTRES
Patrick Malvoisin

FIDUCIAIRE REVISUNION
Yves Floury

PRO FORMA BALANCE SHEET AS AT DECEMBER 31, 1999 AND 1998

Assets

	Pro forma December 31, 1999	Pro forma December 31, 1998
	(In millions of Euros)	
Intangible assets (net)	15	4
Goodwill (net)	885	780
Tangible assets (net)	475	387
Investments (net)	60	42
FIXED ASSETS	1,435	1,213
Inventories (net)	69	68
Trade receivables (net)	322	277
Other receivables (net)	160	109
Deferred tax assets	25	30
Marketable securities (net)	23	80
Cash (net)	30	24
CURRENT ASSETS	629	588
TOTAL ASSETS	2,064	1,801

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and Equity

	Pro forma December 31 1999	Pro forma December 31 1998
	(In millions of Euros)	
SHAREHOLDERS' EQUITY		
Capital	3	3
Share premium	82	82
Retained earnings	137	62
Consolidated reserves / Group share	105	178
Current net income / Group share	36	45
SHAREHOLDERS' EQUITY (Group share)	363	370
Minority Interests	54	48
PROVISIONS FOR RISKS AND CONTINGENCIES	58	53
DEFERRED TAX LIABILITIES	15	21
LIABILITIES		
Bank borrowings	1,101	961
Miscellaneous loans and financial debts	24	22
Trade payables	165	163
Other liabilities	284	163
LIABILITIES	1,574	1,309
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,064	1,801

The accompanying notes are an integral part of these consolidated financial statements.

PRO FORMA INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	Pro forma 1999	Pro forma 1998
	(In millions of Euros)	
NET REVENUES	1,208	1,076
Net operating expenses excluding depreciation allowances & provisions	(894)	(783)
Depreciation allowances and provisions (net)	(117)	(108)
TOTAL OPERATING EXPENSES	(1,011)	(891)
OPERATING INCOME/(LOSS)	197	185
FINANCIAL INCOME/(LOSS)	(31)	(30)
INCOME FROM RECURRING OPERATIONS	166	155
Non recurring income/(loss)	(3)	4
Income tax	(72)	(61)
NET RESULT FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	90	98
Net income from equity affiliates	3	1
Amortisation of goodwill	(45)	(40)
CONSOLIDATED NET INCOME	48	59
– Minority interests	12	13
– Group share	36	45
– Earnings per share (in thousands of euros)	0.21	0.27
– Number of shares	170,957	170,957

The accompanying notes are an integral part of these consolidated financial statements.

PRO FORMA CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	Pro forma 1999	Pro forma 1998
	(In millions of Euros)	
Net income (Group share)	36	45
Minority interests	12	13
Income from equity affiliates	(2)	(1)
Dividends received from equity affiliates	1	—
Employee profit sharing	3	4
Deferred tax change	(8)	(13)
Effect of exchange rate fluctuation	1	—
Net amortisation & provision allowance	164	144
Capital (Gain)/Loss	1	(2)
CASH PROVIDED BY OPERATIONS	208	191
CHANGE IN WORKING CAPITAL	12	(27)
NET CASH PROVIDED BY OPERATING ACTIVITIES	220	163
Acquisition of intangible assets	(10)	(41)
Acquisition of tangible assets	(184)	(160)
Acquisition of financial assets (long term investments)	(178)	(36)
Fluctuations of payables on assets	17	7
TOTAL Investments	(355)	(230)
Disposals of intangible assets	1	—
Disposals of tangible assets	4	6
Disposals of financial assets (long term investments)	2	52
Disposals of financial assets (others)	23	154
Fluctuation of receivables on assets	(2)	—
TOTAL Disposals of assets	28	212
NET CASH USED IN INVESTING ACTIVITIES	(326)	(18)
Dividends paid	(64)	(250)
Repayment of debt	(87)	(21)
Cash inflow from financing activities	(151)	(271)
Increase of shareholders' equity	1	—
Increase of Debt	203	81
Cash outflow from financing activities	204	81
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	53	(190)
Effect of exchange rates fluctuations	3	(2)
CHANGE IN CASH POSITION	(50)	(47)
Cash position beginning of period	103	150
Cash position end of period	53	103

The accompanying notes are an integral part of these consolidated financial statements.

PRO FORMA PREPARATION

Presentation of the context

On June 29, 1999, JCDecaux SA acquired the outdoor advertising branch of the Havas Media Outdoor Communication Group (MCPE – Media Communication Publicité Extérieure).

In order to give an overall view and to enable comparison between financial statements over the past two years, the Group has prepared pro forma financial statement for years 1998 to 1999 including the combined activity of MCPE and JCDecaux SA.

For financial year 1998, these pro forma financial statements have been prepared from the consolidated financial statements of JCDecaux SA and from the pro forma combined financial statements of MCPE business unit.

For the 1999 financial year, the pro forma financial statements have been prepared from the consolidated financial statements of JCDecaux SA[1], and from the consolidated financial statements of MCPE for the first semester of 1999.

Principles used

The principles used for the preparation of these pro forma financial statements are the following:

- The acquisition of the MCPE business unit was considered to be effective from January 1, 1998 ; The other changes in the scope of consolidation were not carried back to 1998 since they were not significant,

- The goodwill stated in the historical financial statements in 1999 was carried back to 1998 and 1999, the consolidated statements of the MCPE business unit having been readjusted to conform to JCDecaux SA accounting principles. This goodwill is amortised over a 20 year period,

- The financing of the acquisition of the MCPE business unit, including debt and cash on hand, was considered to be in place from January 1, 1998 on. Financial charges on loans as well as loss of financial income due to cash on hand financing were recorded over the two financial periods,

- The combined consolidated financial statements of the MCPE business unit for 1998 and 1999 were corrected within the framework of the pro forma financial statements of two extraordinary operations (impact of the transfer of the COMAREG long term investment and distribution of an extraordinary dividend) carried out before the transfer to JCDecaux SA became effective on June 29, 1999,

- The accumulated costs of the structural maintenance of street furniture in France as well as the increase in its useful life, are capitalised and depreciated over 3.6 years in the pro forma financial statements,

- New provisions in ruling no. 99-02 of the Accounting Regulating Committee (Comité de Réglementation Comptable), relative to consolidated financial accounts, have been applied retroactively to the 1998 and 1999 financial years.

1 MCPE was fully consolidated on the JCDecaux SA consolidated financial statements from July 1, 1999

Breakdown of the pro forma adjustments

	1998				1999				
	JCDecaux SA	MCPE Pro forma combined	Pro forma adjustments[a]	Pro forma	JCDecaux SA	MCPE Pro forma combined	Pro forma adjustments[a]	Pro forma	Notes
	(In millions of Euros)								
Net Revenues	556	520	—	1,076	626	582	—	1,208	
Operating income	142	37	6	185	151	43	3	197	(1)
Net financial income	6	31	(67)	(30)	(11)	(3)	(17)	(31)	(2)
Non recurring income	4	41	(41)	4	—	(3)	—	(3)	(3)
Income tax	(64)	(16)	19	(61)	(66)	(12)	6	(72)	(4)
Net income from equity method	1	—	—	1	2	—	—	2	
Amortisation of goodwill	(1)	(2)	(37)	(40)	(5)	(20)	(20)	(45)	(5)
Net income	87	91	(120)	59	71	5	(28)	48	

(a) The pro forma adjustments reflect the following items:

	1998	1999
	(In millions of Euros)	
– Reduction in operating expenses resulting from the capitalisation of structural maintenance costs in French Street Furniture concessions	(1)	3
– Harmonisation of depreciation of Street Furniture over a period of 7 to 10 years	7	—
[(1)]Operating income	6	3
– A full year interest charge in 1998 and an additional 6 months interest charge in 1999, in respect of the interest on the debt incurred to finance the MCPE business unit acquisition, as if such debt was in place as of January 1, 1998	(39)	(17)
– Cancellation of the extraordinary dividends received from COMAREG	(28)	—
[(2)]Net financial income	(67)	(17)
– Harmonisation of depreciation of Street Furniture over a period of 7 to 10 years	(3)	—
– Cancellation of the impact of the disposal of the COMAREG long term investment	(38)	—
[(3)]Non recurring income	(41)	—
– Deferred tax on the adjustments described above	19	6
[(4)]Income tax	19	6
– Amortisation of goodwill relating to the MCPE business unit acquisition for the full year 1998 and the six months of 1999	(37)	(20)
[(5)]Amortisation of goodwill	(37)	(20)

1. ACCOUNTING PRINCIPLES

1.1 Consolidation principles

The consolidated financial statements as at December 31, 1999 have been prepared in accordance with the legal and regulatory provision applicable in France defined by the rule no. 99-02 of the Accounting Regulating Committee, relative to consolidated financial statements.

The application of this new standard did not have any significant impact on the consolidated balance sheet and income statement.

1.2 Scope and methods of consolidation

The consolidated financial statements include the financial statements of JCDecaux SA and subsidiaries over which JCDecaux SA exercises, directly or indirectly, an exclusive control or significant influence.

Generally, subsidiaries meeting one of the following three conditions are consolidated:

	Absolute amount greater than
	(In millions of Euros)
Revenues	0.76
Shareholder's Equity (Group Share)	1.52
Net Income (Group Share)	0.61

The aggregate of the non-consolidated companies is not significant.

The financial statements of companies under exclusive control are fully consolidated.

The financial statements of other companies over which the Group exercises a significant influence are accounted for under the equity method.

The Swiss company Affichage Holding has been accounted for under the equity method as from October 7, 1999, although it was acquired from JCDecaux Holding by JCDecaux SA on May 22, 2000. As a consequence, the 1999 financial statements include the entire street furniture business of the Group.

The main effects on December 31, 1999 consolidated financial statements of this accounting under the equity method are presented below:

	Amount as at December 31, 1999
	(In millions of Euros)
Investment in equity affiliates	37.2
Goodwill	108.4
Loans	141.5
Share in net income of equity affiliates	1.0

Table 6.2 presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All the significant transactions between Group companies are cancelled upon consolidation.

1.3 Financial year-ends

The consolidated financial statements are prepared on the basis of annual financial statements as at December 31, closing date of the companies' individual financial statements.

1.4 Translation of financial statements prepared in foreign currency

Foreign currency denominated balance sheet items are translated at year end exchange rates. Income statement items are translated at average annual rates. The resulting difference is recognised as translation adjustment in Shareholders' equity.

The consolidation of the MCPE business unit on June 30, 1999 was calculated on the basis of the net equity of associated subsidiaries converted at the 31/12/99 year end exchange rates. Using the exchange rates of June 30, 1999 would not have had a significant impact on the presentation of annual financial statements.

1.5 Intangible assets

Intangible assets acquired by Group companies are stated at cost.

Pre-operational costs as well as research and development costs are included in operating expenses, as incurred.

Concessions and patents are amortised over their legal duration.

Only significant, individualised and clearly identified software (such as ERP) are capitalised and amortised over a period of 5 years maximum. Other software is included in operating expenses.

Going concern values and goodwills are completely amortised the year they are accounted for in the accounts.

1.6 Goodwill

Goodwill from acquisitions, representing the excess of cost of shares in consolidated companies over the underlying net assets at the acquisition rate, as restated in accordance with Group accounting policies, is recorded as an asset.

The cost of acquisition of shares includes related purchase costs (fees...).

Goodwill is amortised following the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (structural modifications of technical, regulatory or market conditions, in the case of a sale project or of insufficient profitability, ...), depreciation of goodwill is established, beyond the planned allowances, by means of a provision.

1.7 Tangible assets

Tangible assets are stated at historical cost.

Depreciation charges, calculated according to homogeneous rules within the Group, are mainly calculated using the straight line method over the following estimated useful lives:

	Depreciation Period
Tangible assets:	
– Buildings and construction	10 to 20 years
– Technical installations, and equipment (Street Furniture and billboards)	2 to 10 years
Other tangible assets:	
– Miscellaneous layout and arrangement	5 to 10 years
– Transport equipment	4 years
– Office material and computer equipment	3 years
– Furniture	5 to 10 years

Street Furniture:

Street Furniture (Bus shelters, Mupis – City Light Billboards, Senior, Electronic Information Journals, Automatic Public Toilets, Morris Columns ...) is depreciated over periods between 7 and 10 years.

Billboards:

Billboards are depreciated according to the method of depreciation prevailing in the countries in accordance with regulations and local economic conditions. The main methods used are the following:

Country	**Depreciation Method**
France	*Standard billboards:* declining balance over 4 years *Lighted trivisions:* straight-line 5 years *'Palissades' and lighting:* straight-line 2 years *Columns:* straight-line 5 years
Great Britain	Straight-line 6 years
Italy	Straight-line 7 years
Belgium	Straight-line 3 to 6 years
Spain	Straight-line 7 to 10 years

1.8 Investments in non-consolidated subsidiaries

This item consists of investments in companies which have not shown any activity during the period, or which have not contributed significantly to the consolidated financial statements.

Interests in non-consolidated affiliates and long term investments securities are depreciated when their realisable value becomes lower than their historical cost. The realisable value takes into account the share in equity and the profitability prospects.

1.9 Inventories

Inventories mainly consist of:

- Street furniture in kit form or partially assembled,
- Parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly cost. They are depreciated, as needed, on the basis of their estimated realisation value.

1.10 Provisions for bad debt

A provision for bad debt is recorded for any receivables as an adjustment to their net realisable value.

1.11 Marketable securities

Marketable securities are stated at the lower of cost and market value, calculated separately for each category of securities.

The application of the rule no. 99-02 regarding the revaluation of marketable securities would not have any significant effect compared to the historical values recorded.

1.12 Retirement benefit commitments

Since 1995, companies of the Decaux Group have used an external pension management service which covers nearly all of the pension entitlements of their employees.

Retirement benefit commitments of companies in the MCPE business unit have undergone an annual actuarial evaluation and the corresponding provision is recorded as a liability in the financial statements.

The retirement benefit commitments are calculated according to the "Convention Nationale de la Publicité". Their calculation is established on the basis of several hypothesis of rates (inflation rate, rate of revaluation of wages, discounting rate, turnover).

1.13 Non-recurring items

Non-recurring gains and losses consist of significant elements which, by their nature, by their unusual character and by their non-recurrence cannot be considered as inherent to the recurring operational activity of the Group, such as capital gains and losses and related charges, miscellaneous penalties or exceptional fixed asset depreciation.

1.14 Current and deferred income tax

The Group records deferred tax resulting from temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Previous deferred tax, if any, is adjusted to the most recent known tax rate (liability method).

Deferred tax assets on tax losses carried forward are subject to an allowance when they are unlikely to be used within a reasonable time frame.

The income tax charge in the consolidated statement of income corresponds to the current tax due by each consolidated taxable entity, to which the deferred tax credits and debts are added.

The amount of deferred tax recorded results mainly from consolidation adjustments (harmonisation to Group accounting principles for the amortisation of fixed assets), from temporary differences between accounting and taxable income, and from the recognition of tax losses carried forward.

1.15 Capital leases

Fixed assets acquired under capital leases are recorded at cost at the inception of the lease and accordingly depreciated. A debt of the same amount is recorded as a liability, with recognition of interest and depreciation expenses.

Only one contract (the Avenir headquarter building held by the SNC Aguesseau) is currently accounted for under this method.

COMMENTS ON THE ACCOUNTS

2. BALANCE SHEET

2.1 Scope of consolidation

On June 29, 1999, JCDecaux SA acquired the Avenir Group which is the Outdoor Advertising division of the Havas Media Group Outdoor Communication. The companies were acquired for an overall price of M€ 884.9.

The Group bought shares in Foreign subsidiaries in 1999 for an overall price of M€ 154.9.

— The Swiss company Affichage Holding is accounted for by the equity method (30%) for the first time in 1999.

— In 1999 JCDecaux SA took control of the French companies Decaux Publicité Extérieure (billboards installed on private property) and SEG (City of Paris roads network activity).

The cost of these acquisitions amounted to M€ 14.5 et M€ 3.5 respectively.

In 1999, Klett Decaux took a stake in the company Nüremberg in Germany.

The companies Ilg Aussenwerbung Zacharias, Ilg Aussenwerbung, Ilg Werbe (Germany), Publicartaz (Portugal), JCD Interactive, JCD Boston, JCD Chicago (United States), JCD Do Brasil (Brazil) JCD Italia, (Italy), JCD Singapore (Singapore) et JCD Slovakia (Slovakia), established between 1996 and 1998 were integrated into the 1999 accounts for the first time.

2.2 Goodwill

As at December 31, 1999, goodwill arising upon acquisitions represents M€ 970.6 in gross value and its accumulated depreciation amounts to M€ 85.6.

The net book value of goodwill recorded as at December 31, 1999 and 1998 breaks down as follows:

	Pro forma 31/12/99	**Pro forma 31/12/98**
	(In millions of Euros)	
MCPE business unit	707(1)	744(2)
Affichage Holding (Switzerland)	108	—
Famigro (Finland)	18	17
JCD Mobilier Urbain (Ex SEG) (France)	14	—
DPE (France)	10	—
Nüremberg (Germany)	8	—
ARE (Sweden)	7	7
ARE JC Decaux (Sweden)	7	7
Georg Zacharias (Germany)	4	4
JC Decaux Australia (Australia)	1	1
Others	1	—
TOTAL	885	780

(1) The M€ 60 difference with the M€ 767 net book value of goodwill in the consolidated financial statements as at December 31, 1999, is explained by the pro forma adjustments regarding the amortisation of the MCPE goodwill as of January 1, 1998. This pro forma adjustment consists in a M€ 60 additional amortisation of the goodwill over 1.5 years in the 1999 pro forma consolidated financial statements.

(2) The M€ 744 difference with the M€ 0 net book value of goodwill in the consolidated financial statements as at December 31, 1998 is also explained by the pro forma adjustment regarding the recording of the goodwill related to the acquisition of the MCPE business retroactively as of January 1, 1998. This pro forma adjustment consists of M€ 786.3 of gross value and of M€ 42 of accumulated amortisation.

The gross value of the goodwill of the MCPE business unit amounts to M€ 786.3 as at December 31, 1999.

The goodwill of the MCPE business unit and of the company Affichage Holding are amortised over 20 years.

2.3 Tangible assets

	Gross Value	Depreciation	Net Value Pro forma 1999	Net Value Pro forma 1998
		(In millions of Euros)		
Land	29	0	29	27
Buildings	82	38	44	38
Technical Installations and equipment	978	649	329	274
Others	181	124	57	45
Fixed assets in progress	14	—	14	2
Advances and deposits	2	—	2	1
TOTAL	1,286	811	475	387

As at December 31, 1999 tangible assets amounted to M€ 578.5 in France and M€ 708.1 in Foreign countries, compared to M€ 528.7 and M€ 577.5 respectively as at December 31, 1998. As at December 31, 1999 fixed assets were notably located in Great-Britain for M€ 161.0, in Germany for M€ 108.7, in Spain for M€ 83.1, in Portugal for M€ 60.5 and in the Netherlands for M€ 51.9.

The gross value and the accumulated depreciation of the building financed by a leasing (SNC Aguesseau) amount as at December 31, 1999 to respectively M€ 18.6 and M€ 9. The gross value of the land financed by leasing (SNC 'Aguesseau) amounts to M€ 5.2.

Variations in gross value

	Land	Buildings	Technical Installations	Others	Total
			(In millions of Euros)		
As at January 1, 1999	26	72	852	155	1,105
Changes in consolidation scope	—	—	5	8	13
Acquisitions	1	8	132	44	185
Disposals	—	—	(22)	(12)	(34)
Translation adjustments	2	2	18	4	26
Others	—	—	(7)	(2)	(9)
As at December 31, 1999	29	82	978	197	1,286

2.4 Financial Investments

These consist of shares in companies accounted for under the equity method, non-consolidated controlling interest holdings, loans to non-consolidated companies and other financial fixed assets.

Detail (net book value)

	Pro forma 31/12/99	Pro forma 31/12/98
	(In millions of Euros)	
Shares in equity affiliates	42	3
Non-consolidated shares	7	19
Loans	6	1
Loans to affiliates	4	15
Other financial investment	1	4
TOTAL	60	42

The increase of M€ 18 in financial investments between 1998 and 1999, corresponds principally to the disposal of M€ 51.2 of Comareg shares and to the consolidation of the Swiss company Affichage Holding using the equity method for M€ 37.2, and to loan repayments.

Shares in equity affiliates

	% interest	Pro forma 31/12/99	Pro forma 31/12/98
		(In millions of Euros)	
Switzerland			
Affichage Holding	30.00	37.2	—
Portugal			
Red Portugal	34.93	0.5	0.3
Placa	45.00	0.5	0.3
Autedor	22.95	0.1	0.2
Centeco	31.50	0.1	0.2
Purbe	20.00	0.3	0.2
Germany			
Nüremberg	17.50	0.9	—
Asia			
Recruit Holding Hong-Kong	27.14	2.2	1.4
TOTAL		41.8	2.6

Non-consolidated shares

Company name	Country	% capital	Shareholders' equity as at 31/12/99	1999 Net income	Gross Value of shares as at 31/12/99	Net book value (NBV) of shares as at 31/12/99
			(In millions of Euros)			
AVENIR						
Metropole	France	99.99%	2.2	0.1	2.0	2.0
Mediapole	France	99.82%	0.4	—	2.0	1.1
Visuel	France	100.00%	(0.1)	0.1	0.5	0.3
CFPO	France	99.65%	0.1	—	0.3	0.2
CD Communication	France	99.76%	—	—	0.1	0.1
MOBILIARIO URBANO						
Dypsa	Spain	100.00%	(0.3)	(0.3)	0.9	0.9
El Mobiliario Madrid	Spain	99.98%	—	—	—	—
EPB						
VAEP	France	100.00%	0.2	—	0.6	0.6
JCD Publicité Lumineuse						
Claude Bulgarie	Bulgaria	60.00%	—	—	—	—
Ideal Visuel	France	10.00%	(0.3)	(0.7)	0.2	0.1
Claude Mexico	Mexico	84.00%	(0.1)	(0.1)	—	—
JCD COMMUNICATION						
IMM	Switzerland	100.00%	—	0.1	0.1	0.1
Others					2.0	1.7
Total					8.7	7.1

2.5 Inventories

	Pro forma 31/12/99			Pro forma 31/12/98		
	Gross	Depreciation	Net	Gross	Depreciation	Net
			(In millions of Euros)			
Raw materials and other Supplies	68.1	(4.6)	63.5	65.8	(4.1)	61.7
In Production/goods	1.1	—	1.1	1.5	—	1.5
In Production/services	0.5	—	0.5	0.8	—	0.8
Finished and semi-finished Goods	3.1	—	3.1	3.8	—	3.8
Miscellaneous	0.6	—	0.6	0.4	—	0.4
TOTAL	73.4	(4.6)	68.8	72.3	(4.1)	68.2

In 1999, the gross value of inventories of the French companies of the JCDecaux business unit increased by M€ 4.7 and dropped by M€ 3.4 in the Foreign companies following installations of street furniture carried out in 1999. The inventory gross value of the MCPE business unit subsidiaries amounts to M€ 0.6 in 1999.

2.6 *Other receivables*

	Pro forma 31/12/99	Pro forma 31/12/98
	(In millions of Euros)	
– Other operating receivables	27	12
– Depreciation of other operating receivables	—	(1)
– Miscellaneous receivables	40	55
– Depreciation of miscellaneous receivables	(1)	(1)
– Miscellaneous tax receivables	31	13
– Receivables on fixed assets	2	—
– Advances and deposits paid	17	1
– Prepaid expenses	33	23
– Deferred expenses	11	7
Total other receivables	161	111
Total depreciation of other receivables	(1)	(2)
Net other receivables	160	109

2.7 Deferred tax

	Pro forma 31/12/99	Pro forma 31/12/98
	(In millions of Euros)	
Deferred tax assets	25	30
Deferred tax liabilities	(15)	(21)
TOTAL	10	9

Main contributions are as follows:

	1999	1998
	(In millions of Euros)	
Tax losses carried forward	4.0	2.7
– Avenir Espana	0.3	0.9
– Belgoposter	2.0	1.8
– JCD Singapore	0.3	—
– JCD Communicazione Exteriore Italia	0.7	—
– JCD Mestsky Mobiliar	0.4	—
– Afa JCD Iceland	0.3	—
Deferred taxes on Ackerley goodwill depreciation (Sky Sites Inc)	13.4	12.7
Deferred taxes on tax readjustment JCD UK	3.1	5.0
Deferred tax liability on share transfer (Avenir)	—	(7.3)
Deferred tax liability on capitalisation of structural maintenance expenses France	(5.9)	(4.4)
Others	(4.4)	0.3
TOTAL	10.2	9.0

2.8 *Variation in consolidated Equity*

	Group	Minority Interests	Total
	(In millions of Euros)		
Pro forma Equity as at December 31, 1997	569	50	619
Pro forma Net income for the period	45	13	58
Change in translation adjustment	(3)	—	(3)
Dividends paid	(241)	(15)	(256)
Pro forma Equity as at December 31, 1998	370	48	418
Pro forma Net income for the period	36	13	49
Dividends paid	(42)	(9)	(51)
Change in consolidation scope	—	2	2
Net income 1st half MCPE business unit	(2)	—	(2)
Pro forma Equity as at December 31, 1999	363	54	417

The integration of the MCPE business unit results in a negative impact from a change in the consolidation scope due to the fact that the calculation of goodwill related to the MCPE business unit subsidiaries acquisition was carried out on the basis of their equity as at June 30th, 1999, while the net income from these subsidiaries is totally consolidated over 12 months.

2.9 *Provisions for risks and contingencies*

The provisions for risks and contingencies break down as follows:

	Pro forma 31/12/99	Pro forma 31/12/98
	(In millions of Euros)	
Provisions for risks and contingencies	53	49
Provisions for retirement indemnities	5	4
TOTAL	58	53

Changes in provisions for risks and contingencies

	Pro forma December 31, 1998	Increase	Decrease	Pro forma December 31, 1999
		(In millions of Euros)		
Total provisions for risks and contingencies	53	21	(16)	58

Breakdown of provisions for risks and contingencies:

	Pro forma 31/12/99
	(In millions of Euros)
Street Furniture Dismantling (*)	29
Others	24
TOTAL	53

(*) This is determined at the end of each financial year and depends on the number of the street furniture units currently in use and their unitary cost of dismantling (labour, cost of destruction and remediation of ground surfaces). The provision for dismantling is spread over the duration of each concession. At the termination of a concession, 100% of the cost of dismantling has been provided for.

2.10 *Financial debt*

	Pro forma 31/12/99	Pro forma 31/12/98
	(In millions of Euros)	
Loans with credit institutions	1,036	911
– including MCPE acquisition loan	762	800
Finance leases	12	14
Miscellaneous loans and financial debts	77	58
– including interest on MCPE acquisition loan	52	70
TOTAL	1,125	983

Financial debt is composed mainly of debts contracted with credit institutions. The major loans concern the following countries: France with a M€ 762 arrangement and a M€ 141 loan for the acquisition of Affichage Holding, and a M€ 12 loan for the financing of a building under finance lease, United States for M€ 44, Denmark for M€ 20, Spain for M€ 19, Australia for M€ 12, Great Britain for M€ 11, Germany for M€ 11, Spain for M€ 7, and Italy for M€ 5.

The M€ 52 and M€ 912 difference between the amount of financial debt recorded in the 1999 and 1998 pro forma financial statements on the one hand, and in the 1998 and 1999 consolidated financial statements on the other hand, corresponds to the impact of pro forma adjustments regarding the recording of the loan used for financing the MCPE business acquisition retroactively as at January 1, 1998. As at December 31, 1999, the M€ 52 difference corresponds to a 1998 full year interest charge and an additional 6 months interest charge. As at December 31, 1998, the M€ 912 difference corresponds to the amount of the loan and the related financial charges for M€ 836, and to the amount of financial debt of the MCPE business unit for M€ 76.

Miscellaneous loans and financial debts include interest on loans from credit institutions, loans from associates and interest on miscellaneous loans and financial debts.

Maturity of financial debt

	Pro forma 31/12/99
	(In millions of Euros)
Less than one year	196
More than one year and less than 5 years	902
More than 5 years	27
TOTAL	1,125

Breakdown of financial debt by currency

	Pro forma 31/12/99
	(In millions of Euros)
Euro	1,036
U.S. dollar	44
Danish crown	20
Australian dollar	12
English pound sterling	12
Singapore dollar	1
TOTAL	1,125

Breakdown of financial debt by fixed/variable rate

	Pro forma 31/12/99
	(In millions of Euros)
Fixed rate	17
Variable rate*	1,108
TOTAL	1,125

* The variable rate financial debt is hedged with financial instruments as described in note 4.1. hereafter.

3. INCOME STATEMENT

3.1 Operating expenses

	Pro forma 1999	Pro forma 1998
	(in millions of Euros)	
Purchases of materials, external expenses and other net operating expenses	613	518
Taxes and Duties	31	33
Payroll	250	232
Net depreciation allowances and provisions	117	108
TOTAL	1,011	891

3.2 Net financial income/(loss)

	Pro forma 1999	Pro forma 1998
	(in millions of Euros)	
Interest on loans and similar expenses	(46)	(52)
Net foreign exchange gains and losses	4	(2)
Others	11	24
TOTAL	(31)	(30)

The debt contracted for the acquisition of the MCPE business unit resulted in a M€ 35.8 financial expense for JCDecaux SA in 1998, and M€ 29.9 in 1999.

The 1998 net financial loss includes the income from disposal of marketable securities for M€ 14.3, compared to M€ 3.2 in 1999.

The revaluation of debt in U.S. and Australian dollars, held by the company JCDecaux Mobilier Urbain (formerly JC Decaux) generated unrealised exchange gains of M€ 4.1 in 1999.

3.3 *Non-recurring income/(loss)*

	Pro forma 1999	Pro forma 1998
	(In millions of Euros)	
Net income from operations	(4)	(4)
Net income from capital expenditure	1	2
Net releases and other net income	—	6
TOTAL	(3)	4

The main components of the net income from non-recurring elements in 1999 are the following:

	1999
	(In millions of Euros)
Penalties and tax readjustments	(1.8)
Business litigation	(0.8)
Social litigation	(0.2)
Insurance compensation	0.3
Donations	(0.8)
Net expenses from previous accounting periods	(0.3)
Others	—
Total net income from operations	(3.6)
Net capital gains from tangible asset disposals	0.5
Net capital gains from financial investments disposals	(0.5)
Other non-recurring income	0.6
Total net income from capital expenditure	0.6
Reversal of commercial litigation provisions	1.1
Reversal of provision on working assets	0.4
Reversal of social litigation provisions	0.1
Reversal of tax risk and penalties provisions	—
Reversal of subsidiaries risk provision	0.6
Allocation to material risk provisions (storm)	(2.3)
Allocation to Odace provision (Information System project)	(1.4)
Transfer of non-recurring expenses	1.3
Reversal of fixed asset amortisation	0.3
Others	(0.1)
Total net releases and other net income	—
TOTAL	(3.0)

3.4 *Income tax*

Breakdown between deferred taxes and current taxes:

	Pro forma 1999	Pro forma 1998
	(In millions of Euros)	
Current taxes	(80)	(74)
Deferred taxes	8	13
TOTAL (expense)	(72)	(61)

Tax Proof

	Pro forma 1999	Pro forma 1998
	(In millions of Euros)	
Consolidated net income	48	59
Income Tax charge	(72)	(61)
Consolidated income before taxes	120	120
Amortisation of goodwill	45	40
Long-term capital loss	(4)	2
Fraction of long term capital gains reserves included in the current income	4	3
Net income from equity affiliates	(1)	—
French tax integration	1	(5)
Miscellaneous	—	2
Net income before tax and subject to legislated tax rate	166	161
Weighted Group tax rate	37.17%	38.07%
Theoretical tax charge	(62)	(61)
Unrecorded deferred tax assets on tax losses carried forward	(11)	(3)
Additional local taxes	(2)	(1)
Use of tax losses carried-forward	2	2
Use of *"précompte"	1	3
Miscellaneous	—	(1)
Total tax charge calculated	(72)	(61)
Tax charge accounted for	(72)	(61)

*«Précompte»: additional tax withheld on dividends distributed from earnings which have not been taxed at the regular tax rate».

The effective tax rate before amortisation of goodwill amounts to 38.2% in 1998 compared to 43.8% in 1999. The increase in 1999 is linked principally to the tax losses carried forward not recorded as deferred tax assets.

3.5 Headcount

In 1999, headcount amounts to 6,464 people, including 1,819 in the MCPE subsidiaries. Headcount amounted to 6,131 people in 1998.

4. OFF-BALANCE SHEET COMMITMENTS

4.1 Financial instruments

In order to cover the interest rate risk related to the loan used for financing the acquisition of the MCPE business unit, the Group uses different financial instruments such as caps and forward rates agreements.

The position on options contracted by the Group as at December 31, 1999 includes the following points:

— Purchase of caps covering M€ 525.9 at the average capped rate of 4%, maturing between March 30, 2001 and September 30, 2002.

— Sale of caps covering M€ 38.1 at the capped rate of 6% maturing on September 30 , 2002.

Firm commitments relating to forward rates agreements are indicated below, under § 4.2 Off-balance sheet commitments.

4.2 Off-balance sheet commitments

- Commitments given in 1999

To secure its obligation under the M€ 800.4 loan agreement, the Group pledged all the MCPE shares acquired for a total of M€ 876.6 (excluding the M€ 8.3 purchase costs).

In addition, and in order to cover the rate risk tied to this loan the Group subscribed the following hedging contracts:

— Commitments tied to forward rates agreements covering euros 0.2 billion at the average fixed rate of 3.27% maturing in March 2000.

— Commitments on currency hedging transaction for an amount of M€ 40.2.

— Commitments of M€ 0.02 in the form of retirement indemnities.

— Guarantees totalling M€ 136.3 granted to credit institutions.

— Other guarantees and commitments given totalling M€ 48.9.

- Commitments received in 1999

— Loan guarantees from AFA Denmark for an amount of M€ 13.4.

— Deposits received from banking institutions for an amount of M€ 4.

— Avenir France property leasing for an amount of M€ 1.1.

— Other deposits and commitments received for an amount of M€ 0.5.

— JCDecaux SA has received an undertaking from JCDecaux Holding to repurchase the Affichage Holding shares if the loan of M€ 800.4 is not be repaid by the 1st May 2001. If undertaking is used, this transfer would be conducted for M€ 145.9, the price of the original transfer, minus any dividend which may have been paid by Affichage Holding.

5. SEGMENT REPORTING

5.1 By activity

Definition of activity segments

Street furniture

The street furniture activity covers generally the public property advertising agreements signed with communities. It also includes advertising in shopping malls, the renting of furniture, the sale of material, works, various maintenance and other services.

Billboard

The billboard activity covers advertising on private property, where this is traditional postering or illuminated advertising billboards. It also includes neon-type advertising.

Transport

The Transport activity covers advertising in public transport systems, whether it is airports, metros or buses.

	Revenues	EBITDA[(1)]	Net Tangible Assets
	(In millions of Euros)		
Street Furniture			
1999	626	250	357
1998	556	237	279
Billboard			
1999	362	48	102
1998	342	43	94
Transport			
1999	220	17	16
1998	178	14	14
Total			
1999	1,208	315	475
1998	1,076	294	387

(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation)

5.2 By geographic zone

	Revenues	EBITDA	Net Tangible Assets
	(In millions of Euros)		
France			
1999	558	166	177
1998	531	149	163
United-Kingdom			
1999	167	32	81
1998	146	30	56
Europe			
1999	347	126	173
1998	300	110	147
Americas			
1999	63	(7)	23
1998	35	4	14
Asia / Pacific			
1999	73	(2)	21
1998	64	1	7
Total			
1999	1,208	315	475
1998	1,076	294	387

6. SCOPE OF CONSOLIDATION

6.1 Ownership

As at December 31, 1999, 98.06% of JCDecaux SA was held by the company JCDecaux Holding.

6.2 List of consolidated companies

COMPANY	COUNTRY	% INTEREST	CONSOLIDATION METHOD	% CONTROL
STREET FURNITURE				
JCDECAUX SA	France	100.00	Parent	100.00
JCDECAUX SERVICES	France	92.00	F	92.00
DPE	France	97.01	F	97.30
JCDECAUX Mobilier Urbain	France	92.10	F	92.10
RPMU	France	92.00	F	92.00
SEG	France	99.60	F	99.60
SEMUP	France	88.40	F	88.40
SFCM	France	98.88	F	98.88
SOMUPI	France	65.99	F	65.99
SOPACT	France	49.20	F	49.20
ACM GMBH	Germany	100.00	F	100.00
GEORG ZACHARIAS	Germany	50.00	F	50.00
ILG AUSSENWERBUNG	Germany	25.00	F	50.00
ILG AUSSENWERBUNG ZACHARIAS	Germany	30.00	F	100.00
ILG WERBE	Germany	25.00	F	50.00
JCD DEUTSCHLAND	Germany	100.00	F	100.00
JCD STADTMOBLIERUNG DRESDEN	Germany	100.00	F	100.00
KLETT DECAUX	Germany	50.00	F	50.00
MGM ALLEMAGNE	Germany	50.00	F	50.00
R.G.S.	Germany	25.00	F	50.00
JCD UK	England	99.60	F	99.60
JC DECAUX AUSTRALIA	Australia	100.00	F	100.00
JCD STREET FURNITURE AUSTRALIA	Australia	100.00	F	100.00
ACM BELGIQUE	Belgium	89.76	F	89.76
JCD BELGIQUE	Belgium	70.67	F	70.67
JCD DO BRASIL	Brazil	100.00	F	100.00
JC DECAUX ATLANTIS	Canary Islands	84.80	F	85.00
AFA JC DECAUX	Denmark	50.00	F	50.00
CEMUMA SA	Spain	75.00	F	75.00
MOBILIARIO URBANO	Spain	96.00	F	96.00
JC DECAUX BOSTON	United States	92.10	F	100.00
JC DECAUX CHICAGO	United States	92.10	F	100.00
JC DECAUX INTERACTIVE	United States	92.10	F	100.00
JC DECAUX MALLSCAPE	United States	92.10	F	100.00
JC DECAUX NEW-YORK	United States	64.47	F	70.00
JC DECAUX UNITED STREET FURNITURE	United States	92.10	F	100.00
JC DECAUX USA	United States	92.10	F	100.00
FAMIGRO	Finland	46.81	F	46.81
MAXIMEDIA	Finland	61.76	F	92.58
AFA JCD ICELAND	Iceland	50.00	F	100.00
JCD ITALIA	Italy	95.00	F	95.00
JCD LUXEMBOURG	Luxembourg	99.04	F	99.04
JCD NORGE	Norway	84.29	F	95.00
PUBLEX BV	The Netherlands	50.00	F	50.00
V.K.M. BV	The Netherlands	50.00	F	50.00
JCD PORTUGAL	Portugal	91.99	F	99.88
PUBLICARTAZ	Portugal	91.99	F	100.00
JC DECAUX MESTSKY MOBILIAR	Czech Rep.	100.00	F	100.00
JCD SINGAPOUR	Singapore	75.00	F	75.00
JCD SLOVAQUIE	Slovakia	100.00	F	100.00
ARE	Sweden	96.46	F	100.00
ARE JC DECAUX AB	Sweden	96.46	F	100.00
JCD SVERIGE	Sweden	96.46	F	96.46
NUREMBERG	Germany	17.50	EM	35.00
PURBE	Portugal	20.00	EM	20.00
JCD Thailand	Thailand	49.00	F	49.00
BILLBOARD				
AGUESSEAU	France	99.00	F	99.90

COMPANY	COUNTRY	% INTEREST	CONSOLIDATION METHOD	% CONTROL
AVENIR	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
EPB	France	99.94	F	99.94
SOPREMO	France	99.94	F	99.94
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS & ALLEN Group	United Kingdom	100.00	F	100.00
MILLS & ALLEN Holdings	United Kingdom	100.00	F	100.00
MILLS & ALLEN Ltd	United Kingdom	100.00	F	100.00
JCD UNITED LTD	United Kingdom	100.00	F	100.00
PEARL & DEAN FIJI LTD	Australia	100.00	F	100.00
PEARL & DEAN GROUP PTY LTD	Australia	100.00	F	100.00
PEARL & DEAN PTY LTD	Australia	100.00	F	100.00
BELGOPOSTER	Belgium	100.00	F	100.00
JCD PUBLICITE LUMINEUSE NV	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR	Belgium	61.15	F	61.15
AVENIR CENTRO	Spain	100.00	F	100.00
AVENIR ESPANA	Spain	100.00	F	100.00
JCD PUBLICDAD LUMINOSA	Spain	59.98	F	59.98
AVENIR BUDAPEST	Hungary	55.00	F	55.00
JCD NEONLIGHT BUDAPEST	Hungary	82.00	F	100.00
DAVID ALLEN NORTH	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
DAVID ALLEN SOUTH	Ireland	100.00	F	100.00
SOLAR SUMMERBOOK	Ireland	100.00	F	100.00
AVENIR Italie	Italy	100.00	F	100.00
PUBLIMETRO	Italy	100.00	F	100.00
EUROPOSTER BV	Netherlands	100.00	F	100.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
JCD PUBLICIDADE	Portugal	40.19	F	67.00
AVENIR PRAHA	Czech R.	90.00	F	90.00
JCD NEONLIGHT SRO	Czech R.	100.00	F	100.00
JCD NEONLIGHT HOLGING PTE	Singapore	100.00	F	100.00
AUTEDOR	Portugal	22.95	EM	22.95
CENTECO	Portugal	31.50	EM	31.50
PLACA	Portugal	45.00	EM	45.00
RED PORTUGUESA PUBLICIDAD	Portugal	34.93	EM	34.95
AFFICHAGE Holding	Switzerland	30.00	EM	30.00
TRANSPORT				
AP Systèmes	France	99.58	F	99.58
JCD COMMUNICATION T.	France	100.00	F	100.00
RCI	France	100.00	F	100.00
SKY SITES Ltd	United Kingdom	100.00	F	100.00
MILLS & ALLEN GROUP PTY LTD	Australia	100.00	F	100.00
PEARL & DEAN PUBLISHING	Australia	100.00	F	100.00
AEROSISTEMAS	Spain	99.53	F	99.95
JCD TRANSPORT MEDIA INC.	United States	100.00	F	100.00
SKY SITES INC.	United States	100.00	F	100.00
PEARL & DEAN LTD HONG KONG	Hong Kong	100.00	F	100.00
JCD PEARL & DEAN MEDIA SDN BHD	Malaysia	100.00	F	100.00
APS POLSKA	Poland	99.58	F	100.00
APS PUBLICIDADE	Portugal	84.65	F	85.00
JCD ASIA SINGAPORE PTE	Singapore	100.00	F	100.00
JCD PEARL & DEAN PTE LTD	Singapore	100.00	F	100.00
POSTERADS	Singapore	100.00	F	100.00
PANDA RECRUIT HONG-KONG	Hong Kong	27.14	EM	27.14

Note:

F = Full integration

EM = Equity method

NOTES

NOTES

NOTES

REGISTERED AND HEAD OFFICE OF THE COMPANY

JCDecaux SA
17, rue Soyer
92200 Neuilly-sur-Seine
France

LEGAL ADVISORS TO THE COMPANY AND JCDECAUX HOLDING S.A.

Cleary, Gottlieb, Steen & Hamilton
41, avenue de Friedland
75008 Paris
France

LEGAL ADVISORS TO THE UNDERWRITERS

Sullivan & Cromwell
8, Place Vendôme
75001 Paris
France

AUDITORS

Barbier, Frinault & Autres
41, avenue d'Ybry
92200 Neuilly-sur-Seine
France

Fiduciaire Révisunion
168, boulevard Malherbes
75017 Paris
France

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